

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard
Roseland, New Jersey 07068

Notice of 2022 Annual Meeting of Stockholders

The 2022 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will take place at 10:00 a.m., Eastern Standard Time on Wednesday, November 9, 2022. The Annual Meeting will be held virtually and stockholders can access the meeting by visiting *www.virtualshareholdermeeting.com/ADP2022*.

A Notice of Internet Availability of Proxy Materials or the proxy statement for the 2022 Annual Meeting of Stockholders is first being mailed to stockholders on or about Thursday, September 22, 2022.

The purposes of the meeting are to:

1. Elect a board of directors;

2. Hold an advisory vote on executive compensation;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023;

4. Approve an amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan to increase by 5,000,000 shares the number of shares of our common stock that may be acquired by employees thereunder; and

5. Transact any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only stockholders of record at the close of business on September 12, 2022 are entitled to receive notice of, to attend, and to vote at the 2022 Annual Meeting. **If you plan to attend the virtual meeting, please note the registration and log-in procedures described under "How Can I Participate in the Meeting?" on page 1 of the proxy statement**. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection during the Annual Meeting at *www.virtualshareholdermeeting.com/ADP2022*, upon registration and log-in.

Your vote is important, and we urge you to vote whether or not you plan to attend the virtual meeting. The Notice of Internet Availability of Proxy Materials instructs you on how to access our proxy materials and vote via the Internet. If you receive a paper copy of the proxy materials, you may also vote by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

By order of the Board of Directors

DOROTHY WISNIOWSKI
Secretary

September 22, 2022
Roseland, New Jersey

TABLE OF CONTENTS

2022 Proxy Statement Summary

Our summary highlights certain information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2022 Annual Meeting of Stockholders

Time and Date	10:00 a.m. Eastern Standard Time, November 9, 2022
Live Webcast	www.virtualshareholdermeeting.com/ADP2022
Record Date	Stockholders of record at the close of business on September 12, 2022 are entitled to vote at the virtual meeting or by proxy.
Admission	The Annual Meeting will be a virtual meeting conducted on the following website: *www.virtualshareholdermeeting.com/ADP2022* To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting. We recommend that you log in 15 minutes before the start of the 2022 Annual Meeting to ensure sufficient time to complete the check-in procedures.
Proxy Materials	Under rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder. On September 22, 2022, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials. Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.
How to Vote	The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet. If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Voting Matters and Board Voting Recommendation

	Proposal	Board Recommendation	Page Reference For More Detail
Proposal 1:	Election of directors	For Each Nominee	7
Proposal 2:	Advisory resolution to approve compensation of named executive officers	For	39
Proposal 3:	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023	For	94
Proposal 4:	Approve an Amendment to the Employees' Savings-Stock Purchase Plan	For	95

2022 Proxy Statement Summary

The board of directors has nominated the following individuals for election as directors. Please refer to page 7 in this proxy statement for important information about the qualifications and experience of each of the following director nominees. Each director nominee has consented to being named in this proxy statement and has agreed to serve if elected. The board of directors recommends a vote **FOR** each of the nominees for director.

Election of Directors (Proposal 1)

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships AC	CMDC	NCGC	CDTAC
Peter Bisson	65	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company	✓			✓	*Chair*
David V. Goeckeler	60	2022	CEO of Western Digital Corporation	✓		✓		✓
Linnie M. Haynesworth	65	2020	Retired Sector Vice President and General Manager of Northrop Grumman Corporation	✓	✓			✓
John P. Jones (Board Chairman)	71	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.	✓				
Francine S. Katsoudas	52	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.	✓		✓	✓	
Nazzic S. Keene	61	2020	Chief Executive Officer of Science Applications International Corporation	✓	✓			✓
Thomas J. Lynch[1]	67	2018	Chairman and Former Chief Executive Officer of TE Connectivity Ltd.	✓		✓	✓	
Scott F. Powers	63	2018	Former President and Chief Executive Officer of State Street Global Advisors	✓		✓	*Chair*	
William J. Ready	42	2016	Chief Executive Officer of Pinterest, Inc.	✓	✓			✓
Carlos A. Rodriguez	58	2011	Chief Executive Officer of Automatic Data Processing, Inc.					
Sandra S. Wijnberg	66	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings	✓	🖩, *Chair*		✓	

AC – audit committee
CMDC – compensation and management development committee
NCGC – nominating/corporate governance committee
CDTAC – corporate development and technology advisory committee
Chair – committee chair
🖩 – financial expert member of audit committee

(1) Mr. Clark is not standing for re-election. Effective immediately after our Annual Meeting, Mr. Lynch will become the chair of our CMDC.

2022 Proxy Statement Summary

We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business



AVERAGE TENURE OF 5.6 YEARS
(INDEPENDENT DIRECTOR NOMINEES)

10%
30%
60%

■ <5 Years   ■ 5-10 Years   ■ >10 Years

Director Nominee Highlights

91% are independent

10 of our 11 director nominees are independent

36% are women

4 of our 11 director nominees are women

27% are racially diverse

3 of our 11 director nominees are racially diverse

> 2 Hispanic/Latino director nominees
>
> 1 Black director nominee

Average age of 61 years

As of our 2022 Annual Meeting, the average age of our 11 director nominees will be **61 years**

Our director nominees bring to the board a balance of skills and expertise aligned to our strategic direction



DIRECTOR NOMINEE SKILL SET

Skill	Count
Cybersecurity	4
Capital Markets	8
Enterprise Risk Management	8
Financial	5
General Operations	10
Government & Regulatory	7
HR/Compensation	6
Industry - HCM/HRO	4
International	11
Other Public Board	10
Product Marketing/Management	7
Public Company CEO	6
Strategic Planning/Business Development	11
Technology	7
Transformation	9

A more detailed matrix of relevant skills by individual director is set forth on page 9.

2022 Proxy Statement Summary

Advisory Resolution to Approve Executive Compensation (Proposal 2)

Consistent with the stockholders' advisory vote at our 2017 Annual Meeting of Stockholders, we determined to hold the advisory say-on-pay vote to approve our named executive officer ("NEO") compensation on an annual basis. Therefore, we are asking our stockholders to approve, on an advisory basis, our named executive officer compensation for fiscal year 2022. Our stockholders will have the opportunity to approve, on an advisory basis, our NEO compensation for fiscal year 2023 at the 2023 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the "Compensation Discussion and Analysis" section beginning on page 40 of this proxy statement are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term financial, transformation, client satisfaction and environmental, social and governance ("ESG") goals of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

At our 2021 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2021 NEOs by a vote of approximately 82% in favor.

Ratification of the Appointment of Auditors (Proposal 3)

We are asking our stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023. A summary of fees paid to Deloitte & Touche LLP for services provided in fiscal years 2022 and 2021 is provided on page 93 of this proxy statement. The board of directors recommends a vote **FOR** this ratification.

Approve the Amendment to the Employees' Savings-Stock Purchase Plan (Proposal 4)

We are asking our stockholders to approve an amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan (as amended, the "Purchase Plan") to increase by 5,000,000 shares the number of shares of our common stock that can be acquired by employees thereunder, so that the total number of shares available for future issuance under the Purchase Plan is 5,284,914, which reflects the remaining shares available prior to the proposed amendment plus the additional 5,000,000 shares.

The share reserve under the Purchase Plan has not been increased since 2010. Our stockholders adopted the Purchase Plan at the 1968 Annual Meeting of Stockholders, and it has been amended and approved by our stockholders from time to time since then.

We believe there are benefits to the additional incentive inherent in the ownership of our capital stock by our eligible associates, who are important to us. The board of directors recommends a vote **FOR** this amendment.

2022 Proxy Statement Summary

Fiscal Year 2022 Business Highlights

Our Strategic Pillars. Our business strategy is based on three strategic pillars, which are designed to position us as the global market leader in human capital management ("HCM") technology and services:



Our Strategic Pillars		
HCM Solutions	**HRO Solutions**	**Global Solutions**

- Grow a complete suite of cloud-based HCM solutions **(HCM Solutions)**
- Grow and scale our market-leading HR outsourcing solutions **(HRO Solutions)**
- Leverage our global presence to offer clients HCM solutions wherever they do business **(Global Solutions)**

ADP delivered financial results and performance exceeding its expectations on multiple fronts for fiscal year 2022:

HIGHLIGHTS	STOCKHOLDER FRIENDLY ACTIONS
$16.5 billion in revenue	**$3.6 billion in cash returned to stockholders**
15% Earnings Per Share Growth to **$7.00** for the year	**$1.7 billion** Dividends **$2.0 billion** Share Repurchases
Record level of over $2 billion in new business bookings	**47 Consecutive Years** of Dividend Increases
990K+ clients globally, up 7% year over year	
Over 39 million workers paid across 140 countries and territories and **1 in 6 U.S. workers paid**	

INNOVATION

Significant progress on the roll-out of a new unified user experience ("UX") across our strategic products and solutions

> **Transitioned hundreds of thousands of clients**, generating positive feedback from this transition to even more intuitive HCM workflows

Expanded DataCloud capabilities including Global Insight Dashboard for multinational clients, as well as enhanced Diversity, Equity, and Inclusion ("DEI") capabilities **to better enable clients to improve on DEI matters**

Several enhancements to Wisely program including launch of Bill Pay, self-enrollment, full digital wallet capability, and more deeply integrated Earned Wage Access solution, **all of which combine for a more frictionless and more powerful experience for workers**

Awarded an unprecedented seventh consecutive top HR product award at annual HR Tech conference

2022 Proxy Statement Summary

We are the leading provider of cloud-based HCM technology solutions to employers around the world. Through our extensive suite of products, coupled with industry and compliance expertise, we help our clients navigate a highly dynamic world of work in order to give them peace-of-mind and reduce the time and effort they allocate to non-core tasks. This, in turn, allows our clients to better focus on what matters most to them – running their businesses.

Over the decades since pioneering our industry, we have reshaped HCM time and again by continuously innovating across our technology platforms and service solutions. Our commitment to innovation is continuous amid challenging business and operating environments – whether it be a global recession or bull market, an international conflict or global pandemic. We believe businesses, our clients, serve as a force for progress, and we remain committed to rethinking a better, more personalized world at work to help our clients and their workers achieve their full potential. That commitment underpins our drive to innovate across our portfolio in order to deliver sustainable, profitable growth.

In this context, ADP remained focused on delivering exceptional value to our clients in fiscal year 2022. The dedication and resilience demonstrated by our associates resulted in revenue and earnings growth that was consistently ahead of our own expectations. Our strong top-line revenue growth, balanced with solid margin performance, drove earnings per share ("EPS") growth

of 15%. Other key business drivers such as new business bookings and client retention reached impressive levels and our overall results, together with our focus on sound capital allocation, have served to further strengthen our business model with high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our strategy continues to be the same -- leverage the strength of our model to reinforce our competitive position by, first and foremost, reinvesting in the business. We believe that balancing investments in innovative solutions, client service tools, and distribution is critical in strengthening our market-leading offerings. We supplement these investments through a disciplined approach to M&A. This focus on delivering top-line revenue growth, while also improving the efficiency and effectiveness of our operations, is complemented by a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

Excellent execution across our business, together with our steady investments in sales, product, technology, and our digital transformation, have positioned us favorably to support the creation of long-term stockholder value by balancing top-line revenue growth with margin improvement to drive EPS growth. As we look ahead to fiscal year 2023 and beyond, we are focused on market-leading innovation, further simplification of our product portfolio, continued digital transformation and an unwavering commitment to best-in-class service.

2022 Proxy Statement Summary

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance

2	closely aligned with the short-term and long-term financial, transformation, client satisfaction and ESG objectives that build sustainable long-term stockholder value

3	competitive, in order to attract and retain executives critical to our long-term success

4	consistent with high standards of corporate governance and best practices

5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

2022 Compensation Highlights

Consistent with our pay for performance philosophy, the compensation of our NEOs is structured with a significant portion of their total compensation at risk and paid based on the performance of the company as a whole. Our financial performance in fiscal year 2022 impacted the compensation for all of our executive officers, not just our NEOs, in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program. Please refer to the "Compensation Discussion and Analysis" section on page 40 of this proxy statement, and the tables and narratives that follow on page 63 of this proxy statement, for more details concerning the compensation of our NEOs.

Key highlights of our fiscal year 2022 executive compensation program	
Base salary:	Our NEOs received salary increases in fiscal year 2022. Salaries increased by 3.0% for NEOs who did not experience a change in role during the fiscal year. Salary increases ranged from 16.7% to 45.4% for NEOs who were appointed to new positions during the fiscal year, as set forth in greater detail on page 52 of this proxy statement.
Annual cash bonus:	Fiscal year 2022 target bonuses were the same as a percentage of base salary as in fiscal year 2021 for all the NEOs except for Mr. McGuire, whose target bonus percentage increased from 80% to 150%, and for each of Ms. Black and Mr. Ayala, whose target percentage increased from 100% to 150%, to align closer to market for their new roles, effective at the time of their appointments and prorated accordingly for fiscal year 2022. Annual bonuses were based on the financial performance of the company as well as transformation, client satisfaction and ESG performance goals. For fiscal year 2022, our NEOs received cash bonuses that averaged 155.1% of target.
Equity awards:	As part of our equity compensation program in fiscal year 2022, consistent with fiscal year 2021, we granted our executive officers PSUs and stock options.

2022 Incentive Compensation Performance Metrics

Performance for all metrics, including the transformation, client satisfaction and ESG objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time that targets were set.

The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2022 revenue growth, new business bookings growth, and adjusted EBIT growth as well as transformation, client satisfaction and ESG objectives.

These fiscal year 2022 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings

guidance ADP set in July 2021 for fiscal year 2022 and reflect ADP's expectations and assumptions at that time.

Details with regard to the transformation, client satisfaction and ESG objectives are provided on page 55 and the financial goals and performance results are summarized below.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	7.2%	10.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth[1]	17.9%	18.4%
Adjusted EBIT Growth[2]	8.1%	15.2%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

1   For fiscal year 2022, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.

2   Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2022 and 2021.

For fiscal year 2022, our NEOs received cash bonuses that averaged 155.1% of target.

The incentive compensation under our PSU program was based on adjusted net income growth for fiscal year 2022. Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set.

The adjusted net income goal was established consistent with the committee's long-standing methodology in setting such a goal and as such, aligns to the financial earnings guidance ADP set in July 2021 for fiscal year 2022 and reflects ADP's expectations and assumptions at that time.

PSU Program Measure	Program Target	Program Result
Adjusted Net Income Growth[3]	8.1%	16.4%, excluding the impacts of:

- Foreign currency fluctuations in excess of the fluctuations assumed in the target

- Asset write downs related to vacating certain leases early of $9.6 million and unplanned asset impairments of internally developed and purchased software of $9.5 million

- A reversal of an accounts receivable write-down adjustment recorded in fiscal year 2020 which was incremental to the normal and customary accounts receivable reserve methodology

3   Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2022 and 2021.

2022 Proxy Statement Summary

A payout percentage of 150% was achieved under our PSU program as a result of our fiscal year 2022 adjusted net income growth. This payout percentage would have been achieved even in the absence of the predetermined categories of adjustments reported in the table above. This payout percentage applies to year 1 of the fiscal year 2022 award, to year 2 of the fiscal year 2021 award and to year 3 of the fiscal year 2020 award. These awards will be earned and issued following the end of the corresponding three-year performance period ending in fiscal years 2024, 2023 and 2022, respectively.

The end of fiscal year 2022 marked the end of the three-year performance period for PSU awards granted in fiscal year 2020. Based on the average of the three fiscal years, these awards earned a payout percentage of 117%. As further described in the table on page 44, the payout percentages achieved for each of the individual three fiscal years in the applicable performance period are averaged to obtain the award level earned and issued as a percentage of target.

2022 Total Direct Compensation

A summary of fiscal year 2022 total direct compensation for our NEOs is set forth in the following table:

Name	Base Salary	Annual Bonus	PSUs[3][4]	Stock Options[3]	Restricted Stock [5]	Total
Carlos A. Rodriguez *Chief Executive Officer*	$1,164,200	$3,627,600	$9,813,500	$5,800,000	$0	$20,405,300
Don McGuire[1] *Chief Financial Officer*	$603,173	$1,306,040	$1,587,400	$420,000	$2,035,200	$5,951,813
Maria Black *President, ADP*	$709,000	$1,558,000	$3,272,100	$1,020,000	$0	$6,559,100
John C. Ayala *Chief Operating Officer*	$658,600	$1,363,300	$3,022,100	$1,020,000	$0	$6,064,000
Donald Weinstein *Corporate Vice President, Global Product & Technology*	$618,000	$962,800	$2,596,700	$1,020,000	$0	$5,197,500
Kathleen A. Winters[2] *Former Chief Financial Officer*	$168,350	$0	$2,795,600	$1,020,000	$0	$3,983,950

Footnotes:

1   *Mr. McGuire's salary was paid in his home country currency of Canadian dollars (CAD) and his salary amount has been converted to USD based on the average daily exchange rate for fiscal year 2022 of .790000 (CAD to USD). Mr. McGuire's annual bonus has been converted from Canadian dollars (CAD) to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD), in accordance with the company's standard policy for globally mobile associates under the company's annual cash bonus plan.*

2   *Ms. Winters' salary reflects amounts paid through her last day of employment of September 30, 2021. Ms. Winters was not eligible for a bonus for fiscal year 2022.*

3   *Equity amounts are the grant date fair values for fiscal year 2022, which are the same amounts disclosed in the "Summary Compensation Table for Fiscal Year 2022" on page 63 of this proxy statement. Amounts are rounded for ease of presentation.*

4   *Only the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set is reported. Accordingly, the amounts for the PSU awards represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2022, 2021 and 2020, respectively.*

5   *Mr. McGuire's restricted stock award, granted in the form of restricted stock units (as he was an international participant at time of grant), was made in connection with his promotion to chief financial officer. The actual grant date fair value differs slightly from the award target amount of $2,100,000 as it was calculated in accordance with FASB ASC Topic 718 and reflects a discount for no dividend payments during the vesting period.*

2022 Proxy Statement Summary

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2022 was designed to deliver the following approximate

proportions of total compensation to Mr. Rodriguez, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved:





Compensation Good Governance and Best Practices

Our compensation programs reflect our strong commitment to good governance.

What we do

✓ **Pay for performance**: We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and to link executive performance to stockholder value.

✓ **Annual say-on-pay vote:** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.

✓ **Clawback policy**: ADP's Clawback Policy allows for the recovery of both cash and equity incentive compensation from any current or former executive who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud or conduct contributing to any financial restatements or irregularities.

✓ **Stock ownership guidelines:** We maintain stock ownership guidelines to encourage equity ownership by our executive officers.

✓ **Limited perquisites:** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.

✓ **Double trigger change in control payments:** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.

✓ **Independence of our compensation and management development committee and advisor:** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

2022 Proxy Statement Summary

What we do

✓ **Equity plan best practices:** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.

✓ **Stockholder engagement:** As described below under "Fiscal Year 2022 Stockholder Engagement," our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

What we don't do

✘ **No-hedging policy:** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.

✘ **No-pledging policy:** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.

✘ **No repricing of underwater stock options without stockholder approval:** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.

✘ **No discount stock options:** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.

✘ **No IRC Section 280G or 409A tax gross-ups:** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.

✘ **No current dividends on unearned performance stock units:** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

2022 Proxy Statement Summary

Fiscal Year 2022 Corporate Governance Highlights

We have a history of strong corporate governance. We are committed to sound corporate governance practices that provide our stockholders with meaningful rights and foster strong independent leadership in our boardroom.

ADP Corporate Governance Framework

✔ *Annual election of directors*

✔ *Majority voting standard*

✔ *One share, one vote*

✔ *Proxy access by-law*

✔ *Subject to certain exceptions on a case by case basis, a "no overboarding" policy which states that no non-executive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP)*

✔ *No poison pill*

✔ *Independent board chair and independent board committees*

✔ *Stockholder ability to call special meetings*

✔ *Stockholder right to act by written consent*

✔ *Annual board assessment of corporate governance best practices*

✔ *Significant board role in strategy and risk oversight, including annual strategy session*

✔ *Annual product session*

✔ *Non-employee director pay limits and stock ownership requirements*

✔ *Annual succession planning review*

✔ *Director orientation and continuing education for directors*

✔ *Active stockholder engagement to better understand investor perspectives*

✔ *Comprehensive corporate social responsibility ("CSR")/ sustainability report detailing environmental, social and governance ("ESG") matters, including information security, privacy and diversity*

✔ *Executive sessions of independent directors held regularly*

We firmly believe that creating sustainable long-term value for stockholders is enabled through such strong governance practices and open dialogue with stockholders through continuous direct engagement.

Our fiscal year 2022 corporate governance actions and enhancements included:

✔ *Ongoing board refreshment with the appointment of a new board member with domain expertise in cloud computing infrastructure, software development, cybersecurity, and data protection (February 2022)*

✔ *Issued fourth global corporate social responsibility report, including EEO-1 disclosure, and aligned to the Sustainability Accounting Standards Board (SASB) reporting framework and the Global Reporting Initiative (GSI) framework (March 2022)*

✔ *Pledged to achieve net zero greenhouse gas emissions by 2050 and subsequently committed to short- and medium-term targets towards this commitment (September 2021 and August 2022)*

✔ *Introduced an environmental footprint objective into annual executive bonus plan for FY'22 (August 2021)*

2022 Proxy Statement Summary

Fiscal Year 2022 Stockholder Engagement

✓ *Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding*

✓ *Over 100 meetings held with top-50 stockholders to discuss business performance and seek overall feedback*

Our Stockholder and Stakeholder Engagement Process

We value stockholder engagement and feedback as we strive to deliver strong financial performance and sustained value creation for our investors. Our ongoing investor engagement program includes outreach focused on the company's strategy, corporate governance and executive compensation programs. In addition to management, many of these engagements include participation by certain members of our board of directors. Director participation will continue to be part of our engagement program in fiscal year 2023.

What we learn through our ongoing engagements is regularly shared with our board of directors and incorporated into our disclosures, plans and practices, as appropriate. For example, over the past year, investors have sought to better understand our environmental sustainability program and efforts to reduce greenhouse gas emissions. In response, as set forth in "Corporate Social Responsibility and Sustainability" below, ADP has been working through a series of workstreams as an enterprise this past year to develop targets and a climate roadmap of initiatives that will drive reduction in our GHG emissions. Further detail on our near-term focus areas and specific short and medium-term targets are available on *investors.adp.com.*

2022 Proxy Statement Summary

We engage with many other stakeholders throughout the year on a range of sustainability and CSR issues, including talent activation, culture and human capital. Active stakeholder engagement and dialogue is an integral part of our sustainability commitment and continues to drive our work on our CSR and sustainability reporting, intended to capture the issues most important to our business and our stakeholders. In line with these efforts, we are also committed to working collaboratively with a number of third-party providers of ESG reports and ratings to ensure we transparently provide the appropriate information to improve the accuracy of their data.

We look forward to maintaining this ongoing dialogue with our investors and other stakeholders.

> **We are committed to proactively engaging with stockholders**
>
> **Our Board is highly attuned to stockholder feedback, including governance & compensation best practices**

Monitor & Assessment

Board and management review:

✓ Annual meeting voting results

✓ Investor feedback from investor relations & governance engagement

✓ Trends and best practices across the governance, executive compensation, regulatory, and environmental & social landscape

This review allows ADP to identify and prioritize potential topics for discussion

Outreach & Engagement

✓ ADP regularly meets with stockholders to actively gather feedback on a range of issues

✓ Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding




Evaluation & Response

✓ Board of directors and key committees evaluate and discuss feedback from stockholders and key stakeholders

✓ ADP enhances disclosure and practices, as appropriate

✓ ADP updates governance documents to align with best practices and incorporates feedback, as appropriate

Corporate Social Responsibility and Sustainability

We have a duty as global citizens to act responsibly for the greater good, to enable truly inclusive cultures and to do our part to protect shared resources. ADP is committed to delivering more human, simple and sustainable business solutions for all of those we serve. We firmly believe diverse workforces drive innovation and lead to better corporate performance. We value and intentionally choose to cultivate a culture that embraces all forms of gender, race, ethnicity, age, sexual identity and orientation, veteran status and ability. We strive to embody an inclusive culture that extends beyond our diversity and inclusion function and believe that leadership drives performance and innovation through employee growth, belonging and greater purpose. Our commitment to corporate social responsibility ("CSR") is a core principle within ADP's mission, vision and values, and encompasses everything from corporate governance, ethics and environmental stewardship to diversity, philanthropy and promoting employee growth and

belonging around the world. We believe sustainability is about creating value for all of our stakeholders: our people, our clients, our partners, our investors and our community at large. We continue to deepen our sustainability efforts in four key pillars:

Innovation	Associates	Community	Environment
At ADP, we design for people. By working at the forefront of our clients' needs, we anticipate trends and create solutions together. Our innovation strategy is simple: We innovate by anticipating the future of work, the future of HCM and the future of pay in order to meet the evolving and unique needs of our clients and their workers.	Our long-term business success is closely linked to our commitment to creating an environment in which our associates thrive. We believe in a competitive, inclusive and diverse workforce that represents the communities we serve. This is vital in building a company where our employees feel valued, welcome, and can achieve their full potential.	Responsibility to the world around us is at the heart of our business. We believe that our company is only as strong as the communities in which we operate. By elevating our communities, we support critical causes and provide a foundation for our business to continue thriving.	Environmental sustainability is integral to both our CSR program and our business strategy. We understand which environmental issues are relevant to our business and offer opportunities for us to make a meaningful impact. We also believe that creating sustainable products and streamlining our operations drives efficiency, innovation and, ultimately, long-term value-creation.

Fiscal Year 2022 Sustainability Highlights and Looking Ahead

 Issued fourth CSR report (March 2022)

Increasing energy efficiency and reducing greenhouse gas emissions associated with our operations are central goals for our environmental sustainability program. In 2021, ADP committed as an organization to achieve net zero greenhouse gas emissions across scopes 1, 2 and 3 by 2050.

CSR and Sustainability Governance

Our board of directors is squarely focused on the sustainability of our business for the long-term. In line with this focus, the nominating/corporate governance committee oversees the company's policies and programs on issues of corporate citizenship, including our CSR and environmental sustainability program, as well as ADP's philanthropic activities. The committee receives periodic reports and updates from the company's chief diversity and

 EE0-1 report disclosure in CSR report (March 2022)

As an enterprise, we have been working through a series of workstreams this past year to develop our targets and a climate roadmap of initiatives that will drive reduction in our GHG emissions. Further detail on our near-term focus areas and specific short and medium-term targets are available on *investors.adp.com*.

talent officer ("CDTO") and reports back on these matters to the full board. Our board members have complete and open access to senior members of management, including our CDTO. ADP's CSR and sustainability activities are coordinated by our CDTO, who reports to ADP's chief human resources officer.

We invite you to visit *sustainability.adp.com* to read more about our CSR and sustainability efforts.

2022 Proxy Statement Summary

Important Dates for the 2023 Annual Meeting of Stockholders

Please refer to the "Stockholder Proposals and Nominations" section on page 99 of this proxy statement for more information regarding the applicable requirements for submission of stockholder proposals. If a stockholder intends to submit any proposal (including pursuant to our proxy access by-law) for inclusion in the company's proxy statement for the company's 2023 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), the proposal must be received by the corporate secretary of the company no later than May 25, 2023.

Separate from the requirements of Rule 14a-8 relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require that notice of a stockholder nomination for candidates for our board of directors (other than pursuant to our proxy access by-law) or any other business to be considered at the company's 2023 Annual Meeting of Stockholders must be received by the company no earlier than July 12, 2023, and no later than August 11, 2023.

Proxy Statement

The board of directors of Automatic Data Processing, Inc. is soliciting your proxy to vote at the 2022 Annual Meeting of Stockholders to be held on November 9, 2022 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The 2022 Annual Meeting will be a virtual meeting conducted on the following website: *www.virtualshareholdermeeting.com/ADP2022*

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 22, 2022, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K (which is not a part of the proxy soliciting material). This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources.

Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $0.10 per share. At the close of business on September 12, 2022, the record date for determining stockholders entitled to notice of, to attend, and to vote at the meeting, we had 415,291,672 issued and outstanding shares of common stock (excluding 223,420,770 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

This proxy statement and our annual report on Form 10-K are also available on our corporate website at *www.adp.com* under "Financial Information" in the "Investors" section.

Questions and Answers About the Annual Meeting and Voting

WHY AM I RECEIVING THESE PROXY MATERIALS?	We are providing these proxy materials to holders of shares of the company's common stock, par value $0.10 per share, in connection with the solicitation of proxies by our board of directors for the forthcoming 2022 Annual Meeting of Stockholders to be held on November 9, 2022 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The company will bear all expenses in connection with this solicitation.
HOW CAN I PARTICIPATE IN THE MEETING?	The 2022 Annual Meeting will be held in a virtual meeting format. The 2022 Annual Meeting will be conducted via live webcast, beginning promptly at 10:00 a.m. Eastern Standard Time on Wednesday, November 9, 2022.
	Admission to the meeting is restricted to stockholders of record as of September 12, 2022 and/or their designated representatives. The 2022 Annual Meeting can be accessed from the following website: *www.virtualshareholdermeeting.com/ADP2022*
	We recommend that you log in 15 minutes before the start of the 2022 Annual Meeting to ensure sufficient time to complete the check-in procedures.
	To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting.
	You will have the same rights and opportunities to participate as you would have at a physical annual meeting. You will be able to participate in the virtual meeting, vote your shares electronically, and submit your questions during the meeting by visiting the website identified above.

Questions and Answers About the Annual Meeting and Voting

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING?	If you encounter any technical difficulties logging into the website (*www.virtualshareholdermeeting.com/ADP2022*) or during the virtual meeting, there will be a 1-800 number and international number available on the website to assist you. Technical support will be available 15 minutes prior to the start time of the virtual meeting.
HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?	The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our amended and restated certificate of incorporation, our amended and restated by-laws and under Delaware law, abstentions and "broker non-votes" are counted as present in determining whether the quorum requirement is satisfied. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.
HOW CAN I VOTE MY SHARES?	The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet.
	If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.
	Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the recommendations of our board of directors as indicated below. If you are a registered stockholder who would ordinarily be delivering your completed proxy card in person at the meeting, please follow the voting instructions that will be available on the website (*www.virtualshareholdermeeting.com/ADP2022*) during the 2022 Annual Meeting.
IF I HOLD SHARES IN STREET NAME, DOES MY BROKER NEED INSTRUCTIONS IN ORDER TO VOTE MY SHARES?	If your shares are held in "street name" (i.e., your shares are held by a bank, brokerage firm or other nominee), you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.
	If you hold your shares in street name and you do not instruct your bank or broker as to how to vote your shares, your bank or broker may only vote your shares in its discretion on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023 (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors.
	Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the other proposals described in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Questions and Answers About the Annual Meeting and Voting

WHAT MATTERS WILL BE VOTED ON AT THE MEETING, WHAT ARE MY VOTING CHOICES, AND HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

Proposal	Voting Choices	Board Recommendation
Proposal 1: Election of the 11 nominees named in this proxy statement to serve on the company's board of directors	• For • Against • Abstain	FOR election of all 11 director nominees
Proposal 2: Advisory resolution approving the compensation of the company's named executive officers as disclosed in the "Compensation Discussion and Analysis" section on page 40 of this proxy statement and accompanying compensation tables	• For • Against • Abstain	FOR
Proposal 3: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023	• For • Against • Abstain	FOR
Proposal 4: Approve an Amendment to the Employees' Savings-Stock Purchase Plan	• For • Against • Abstain	FOR

So far as the board of directors is aware, only the above matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting the proxy.

Questions and Answers About the Annual Meeting and Voting

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS, AND WHAT IS THE EFFECT OF BROKER NON-VOTES OR ABSTENTIONS?

Proposal 1:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of or against each nominee, or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, abstentions will be excluded entirely and will have no effect on the vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction. A broker non-vote will have no effect on the outcome of this proposal because the non-votes are not considered in determining the number of votes necessary for approval.

Proposal 2:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction. A broker non-vote will have no effect on the outcome of the advisory resolution because the non-votes are not considered in determining the number of votes necessary for approval. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

Proposal 3:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2023. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP.

Proposal 4:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the amendment to our Employees' Savings-Stock Purchase Plan. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction. Broker non-votes will have no effect on the outcome of this proposal because the non-votes are not considered in determining the number of votes necessary for approval.

Questions and Answers About the Annual Meeting and Voting

MAY I REVOKE MY PROXY OR CHANGE MY VOTE?	If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by: • submitting a valid, later-dated proxy card or a later-dated vote in accordance with the voting instructions on the Notice of Internet Availability of Proxy Materials in a timely manner; or • giving written notice of such revocation to the company's corporate secretary prior to the Annual Meeting or by voting at the Annual Meeting by following the instructions that will be available on the website (*www.virtualshareholdermeeting.com/ADP2022*) during the Annual Meeting If your shares are held in "street name," you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote at the Annual Meeting by following the instructions provided by your bank or broker. Only the latest validly executed proxy that you submit will be counted.
IS MY VOTE CONFIDENTIAL?	Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.
WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?	The preliminary voting results will be announced at the Annual Meeting. The final voting results, which are tallied by independent tabulators and certified by independent inspectors, will be published in the company's current report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.
HOW CAN I ASK A QUESTION DURING THE VIRTUAL ANNUAL MEETING?	You will be able to submit a written question during the Annual Meeting by following the instructions that will be available on the Annual Meeting website (*www.virtualshareholdermeeting.com/ADP2022*). As part of the virtual Annual Meeting, we will hold a question and answer session, during which we intend to answer questions submitted in accordance with our Annual Meeting rules (which will be available on the website) and that are relevant to the company and the meeting matters, as time permits. Questions and answers will be grouped by topic, and substantially similar questions will be grouped and answered once. If time does not permit us to address each question received during the Annual Meeting, the company's answers will be posted to our corporate website at *www.adp.com* in the "Investors" section as soon as possible after the Annual Meeting.
WHO IS PAYING FOR THE PREPARATION AND MAILING OF THE PROXY MATERIALS AND HOW WILL SOLICITATIONS BE MADE?	We are making this solicitation of proxies on behalf of our board of directors and will pay the solicitation costs. Our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. In addition, we have retained Innisfree M&A Incorporated at a fee estimated to be approximately $25,000, plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies. We will reimburse brokers, fiduciaries, custodians, and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners. If you have any questions about giving your proxy or require assistance, please contact our proxy solicitor at: **INNISFREE M&A INCORPORATED** 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders call toll-free: (877) 687-1865 Banks and brokers call collect: (212) 750-5833

Questions and Answers About the Annual Meeting and Voting

WHAT IS "HOUSEHOLDING?"

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or by calling 1-866-540-7095 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

You can also contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

Proposal 1
Election of Directors

The board of directors has nominated the following individuals for election as directors. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of electing each of the below director nominees to serve on the board of directors until the 2023 Annual Meeting of Stockholders and until their successors are duly elected and qualified. Richard T. Clark is not standing for re-election and will be retiring from the board as of November 9, 2022.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Peter Bisson	65	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company
David V. Goeckeler	60	2022	Chief Executive Officer of Western Digital Corporation
Linnie M. Haynesworth	65	2020	Retired Sector Vice President and General Manager, Northrop Grumman Corporation
John P. Jones (Board Chairman)	71	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.
Francine S. Katsoudas	52	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.
Nazzic S. Keene	61	2020	Chief Executive Officer of Science Applications International Corporation
Thomas J. Lynch	67	2018	Chairman and Former Chief Executive Officer of TE Connectivity Ltd.
Scott F. Powers	63	2018	Former President and Chief Executive Officer of State Street Global Advisors
William J. Ready	42	2016	Chief Executive Officer of Pinterest, Inc.
Carlos A. Rodriguez	58	2011	Chief Executive Officer of Automatic Data Processing, Inc.
Sandra S. Wijnberg	66	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Director Nominee Highlights

10 of our 11 director nominees are **independent**

Average tenure of independent director nominees is **5.6 years**

36%
4 of our 11 director nominees are women

27%
3 of our 11 director nominees are racially diverse

2 Hispanic/Latino director nominees
1 Black director nominee

Proposal 1

ADP BOARD OF DIRECTORS' SKILLS & EXPERIENCE

The board of directors possesses an appropriate mix of skills, experience and leadership designed to drive board performance and properly oversee the interests of the company, including our strategy of long-term sustainable stockholder value creation. Currently, the board of directors is interested in maintaining a mix of skills and experience that include the following:

Cybersecurity experience in the IT, enterprise risk management and legal contexts. Understanding and familiarity with application of management frameworks such as the NIST Cybersecurity Framework, to the operating requirements of the business.

Industry Knowledge in Human Capital Management (HCM) and Human Resources Outsourcing (HRO), including experience in managing or supervising human capital management and human resources outsourcing services.

Capital Markets experience, such as mergers and acquisitions and capital market activities involving the issuance of public company debt and/or equity.

International experience in managing or supervising a business with global operations, particularly in countries outside the U.S. where ADP does business or would like to do business. Familiarity with compliance issues facing companies with global operations.

Enterprise Risk Management (ERM) experience in managing/supervising systems or processes for identifying, assessing and mitigating the total risk of a global business enterprise.

Product Marketing/Management experience managing or supervising business to business product marketing, and/or product design and product management, in particular, relating to the software industry or the financial, IT or outsourcing services industry.

Financial Expertise, including senior financial leadership experience at a large global public company or financial institution.

Public Company CEO experience at a large global public company.

Other Public Board experience, including current or recent membership on one or more large-cap public company boards.

General Operations experience, including managing/ supervising operations and business process improvement activities. Familiarity with development, implementation and reporting of service excellence, quality standards, operational performance metrics and targets.

Strategic Planning/Business Development experience, including managing/supervising the strategic planning process for a global business and the associated development and implementation of specific growth opportunities.

Government and Regulatory experience in dealing directly with regulatory agencies and government officials and experience in overseeing compliance issues pertaining to the management of business activities in a regulated environment.

Technology experience relating to cloud computing, software development, technology architecture and digital transformation through the development and evolution of technology platforms to provide clients digital choices, solutions and functionality, end to end.

Human Resources (HR)/Compensation experience as head of HR or direct supervision of an HR leader at a global or public company. Experience in talent acquisition and management, training and development, research/ analytics, and employee engagement.

Transformation experience in overseeing and executing enterprise-wide transformational, cost management, cost-reduction and/or restructuring initiatives, including managing large-scale/global business process innovation efforts.

Proposal 1

	Cybersecurity	Capital Markets	ERM	Financial	General Ops	Government & Regulatory	HR/Comp	Industry HCM & HRO	International	Other Public Board	Product Marketing / Management	Public Company CEO	Strategic Planning / Business Development	Technology	Transformation
Peter Bisson			■	■	■			■	■	■			■	■	
David V. Goeckeler	■	■	■		■	■	■		■	■	■	■	■	■	■
Linnie M. Haynesworth	■		■		■	■		■	■		■		■	■	■
John P. Jones		■	■	■	■		■		■	■		■	■		■
Francine S. Katsoudas				■		■	■	■					■	■	■
Nazzic S. Keene	■	■	■		■	■	■		■	■	■	■	■	■	■
Thomas J. Lynch		■	■	■	■				■	■	■	■	■	■	■
Scott F. Powers		■			■	■	■		■	■	■		■		■
William J. Ready	■	■			■	■		■	■	■	■	■	■	■	■
Carlos A. Rodriguez		■	■	■	■	■		■	■	■		■	■		■
Sandra S. Wijnberg		■	■	■		■		■	■	■			■		

As discussed in further detail below, our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as the company's strategy and needs evolve.

In addition, as required by Nasdaq, please see below detailed information regarding Board diversity.

Board Diversity Matrix (as of September 22, 2022)				
Total Number of Directors:	12			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	4	8	0	0
Part II: Demographic Background:				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	1	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	7	0	0
Two or more races or ethnicities	1	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background:	0			

Proposal 1

Below are summaries of the principal occupations, business experience, background, and key skills and qualifications of the nominees. The key skills and qualifications are not intended to be an exhaustive list of each nominee's skills or contributions to the board, but rather the specific skills and qualifications that led to the conclusion that the person should serve as a director for the company.

Peter Bisson



Director since: 2015

Age: 65

Independent

Committees:

▶ CDTAC, Chair
▶ Nominating/ Corporate Governance

Retired Director at McKinsey & Company

Mr. Bisson was a director and the global leader of the High-Tech Practice at McKinsey & Company prior to his retirement in June 2016. Mr. Bisson also held a number of other leadership positions at McKinsey & Company, including chair of its knowledge committee, which guides the firm's knowledge investment and communication strategies, member of the firm's shareholders committee, and leader of the firm's strategy and telecommunications practices. In more than 30 years at McKinsey & Company, Mr. Bisson advised a variety of multinational public companies, including ADP, in the technology-based products and services industry. He is a special advisor to Brighton Park Capital and a director of Gartner Inc.

Key Skills & Qualifications

Mr. Bisson's experience includes advising clients on corporate strategy and M&A, design and execution of performance improvement programs, marketing and technology development. Mr. Bisson's broad experience in the technology industry is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and digital transformation.

Proposal 1

David V. Goeckeler



Director since: 2022

Age: 60

Independent

Committees:

▶ CDTAC
▶ CMDC

Chief Executive Officer of Western Digital Corporation

Mr. Goeckeler has been chief executive officer and a member of the board of directors of Western Digital since March 2020. Prior to his current role, he served as executive vice president and general manager of the networking and security business of Cisco Systems, Inc., from July 2017 to March 2020. From May 2016 to July 2017, Mr. Goeckeler served as senior vice president and general manager for Cisco's networking and security business group, and served as senior vice president and general manager for its security business from 2014 to 2016.

Key Skills & Qualifications

Mr. Goeckeler is a transformational technology veteran with an extensive background leading large-scale development operations that deliver disruptive innovation across critical infrastructure segments. His strategic thought-leadership coupled with deep domain expertise in cloud computing infrastructure, modern software development and business models, cybersecurity and data protection are incredibly valuable to the board as ADP continues to drive innovation across its HCM technology portfolio and accelerates its digital transformation.

Linnie M. Haynesworth



Director since: 2020

Age: 65

Independent

Committees:

▶ Audit
▶ CDTAC

Retired Sector Vice President and General Manager, Northrop Grumman Corporation

Ms. Haynesworth retired in 2019 as the Sector Vice President and General Manager of the Cyber and Intelligence Mission Solutions Division for Northrop Grumman Corporation's ("NGC") Mission Systems Sector after assuming this role in 2016. She previously served as Sector Vice President and General Manager of the Intelligence, Surveillance and Reconnaissance Division within the former Information Systems sector of NGC, and also led NGC's Federal and Defense Technologies Division. Before joining Information Systems at NGC, she was Vice President for aerospace products with the NGC Aerospace Systems sector and served as program manager for its Defense Weather Satellite System. She began her career at NGC in 1979 and also held other leadership roles in business development, engineering, supply chain and program positions of increasing responsibility in multiple areas of the company. Ms. Haynesworth is a member of the Defense Business Board and is currently a director of Micron Technology, Inc. and Truist Financial Corporation.

Key Skills & Qualifications

Ms. Haynesworth brings a proven track record of achievement and extensive expertise in technology integration, cybersecurity, enterprise strategy, risk management and large complex system development, delivery and deployment. With 40 years in the industry, her insight and breadth of experience are invaluable contributions to ADP, given the integral nature of technology and security to our products, business processes and infrastructure.

Proposal 1

John P. Jones



Director since: 2005

Age: 71

Independent

Chairman

Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.

Mr. Jones is the retired chairman of the board, chief executive officer, and president of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. He also served as a director of Sunoco, Inc. from 2006 to 2012.

Key Skills & Qualifications

With a track record of achievement and sound business judgment demonstrated during his thirty-six year tenure at Air Products and Chemicals, Inc., including as CEO, Mr. Jones understands how to operate effectively within highly regulated and complex frameworks and brings to the board of directors extensive experience in issues facing public companies and multinational businesses, including organizational management, strategic planning, and risk management matters, combined with proven business and financial acumen.

Francine S. Katsoudas



Director since: 2019

Age: 52

Independent

Committees:

▶ CMDC
▶ Nominating/
Corporate
Governance

Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.

Ms. Katsoudas has been the executive vice president and chief people, policy & purpose officer of Cisco Systems, Inc. since March 2021, and prior to that, the chief people officer since 2015. Prior to these roles, she served in various positions of increasing responsibility at Cisco, since joining the company in 1996. Prior to Cisco, Ms. Katsoudas worked in both the financial and professional services industries with a focus on customer service and operations.

Key Skills & Qualifications

As an innovative human resources leader with a 'voice of the customer' mindset in organizational talent and strategy, Ms. Katsoudas brings valuable perspective and insight to the board of directors and contributes to the oversight of the company's strategy and ongoing transformation to drive solutions in a rapidly evolving, dynamic HCM market.

Proposal 1

Nazzic S. Keene



Director since: 2020

Age: 61

Independent

Committees:

▶ Audit
▶ CDTAC

Chief Executive Officer of Science Applications International Corporation (SAIC)

Ms. Keene has been the CEO and member of the SAIC board since August 2019, and prior to that, she served as COO since 2017, as President, Global Markets and Missions, from 2013 to 2017, and as SVP, Corporate Strategy and Planning from 2012 to 2013. Prior to joining SAIC, Ms. Keene was the senior vice president and general manager for U.S. enterprise markets at CGI and led that company's U.S. expansion.

Key Skills & Qualifications

As a well-respected industry leader with three decades of experience in information systems and technology services, as well as more than 20 years in executive management, Ms. Keene's leadership and strategic expertise in technology-driven solutions, digital transformation and cybersecurity is instrumental to the board and the shaping of ADP's vision for its HCM technology portfolio.

Thomas J. Lynch



Director since: 2018

Age: 67

Independent

Committees:

▶ CMDC
▶ Nominating/
   Corporate
   Governance

Effective November 2022:

▶ CMDC, Chair

Chairman and Former Chief Executive Officer of TE Connectivity Ltd.

Mr. Lynch has been the chairman of TE Connectivity Ltd., a leading global technology and manufacturing company, since 2013 and previously served as chief executive officer from January 2006 to March 2017. Before becoming CEO of TE Connectivity Ltd., Mr. Lynch was president of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to that, he held various positions at Motorola, including executive vice president of Motorola and president and chief executive officer of Motorola's Personal Communications sector, from August 2002 to September 2004. In addition to TE Connectivity Ltd., Mr. Lynch is currently a director of Cummins Inc. He previously served on the board of Thermo Fisher Scientific Inc. from 2009 until May 2022.

Key Skills & Qualifications

Mr. Lynch possesses extensive executive leadership experience as a former CEO and sitting chairman of a large-cap public company. In addition to his broad managerial experience, he is a seasoned leader with a deep operational background and technology expertise. This breadth of experience enriches his contributions to the board, particularly with respect to transformation, innovation, strategic planning and compensation matters.

Proposal 1

Scott F. Powers



Director since: 2018

Age: 63

Independent

Committees:

▶ CMDC
▶ Nominating/ Corporate Governance, Chair

Former President and Chief Executive Officer of State Street Global Advisors

Mr. Powers was the president and chief executive officer of State Street Global Advisors, from 2008 until his retirement in 2015. Before joining State Street, Mr. Powers was the president and chief executive officer of Old Mutual Asset Management, the U.S.-based global asset management business of Old Mutual plc, from 2001 to 2008. He also held executive roles at Mellon Institutional Asset Management and Boston Company Asset Management. Mr. Powers is currently a director of PulteGroup, Inc. and Sun Life Financial Inc. and previously a member of the board of directors of Whole Foods Market, Inc. in 2017.

Key Skills & Qualifications

With over three decades of experience leading and advising firms in the investment management industry, Mr. Powers has extensive global operational and business expertise. In addition, as the former CEO of State Street Global Advisors, his background in overseeing and guiding ESG-related engagement with invested companies is a tremendous asset to ADP. The valuable blend of these critical skills and his investor mindset support the board in its oversight of the company's strategic direction, growth and transformation.

William J. Ready



Director since: 2016

Age: 42

Independent

Committees:

▶ Audit
▶ CDTAC

Chief Executive Officer of Pinterest, Inc.

Mr. Ready is the chief executive officer and member of the board of directors of Pinterest, Inc. since June 2022. Prior to that, Mr. Ready was the president of commerce, payments & next billion users at Google from January 2020 until June 2022. Previously, Mr. Ready was PayPal's executive vice president and chief operating officer from October 2016 through July 2019. Prior to that, he was PayPal's senior vice president, global head of product and engineering since January 2015. Since August 2011, he had been the chief executive officer of Braintree, a mobile and web payment systems company acquired by PayPal in 2013. He continued to lead Braintree in his capacity as chief operating officer of PayPal. Prior to Braintree, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. A veteran of the payments industry, Mr. Ready also served as president of iPay Technologies from 2008 to 2011. He also worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies. Mr. Ready is a special advisor to Brighton Park Capital, a senior advisor and limited partner of Silversmith Capital Partners, and a director of Williams-Sonoma and Venminder, a private company.

Key Skills & Qualifications

Mr. Ready possesses strong expertise in the technology-based products and services industry, which is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and growth. He also brings to our board of directors deep operational experience and knowledge of the technology industry's consumer, payments and money movement spaces, as well as cybersecurity expertise.

Proposal 1

Carlos A. Rodriguez



Director since: 2011

Age: 58

Management

Chief Executive Officer of Automatic Data Processing, Inc.

Mr. Rodriguez is chief executive officer of the company. He served as president and chief operating officer of the company before he was appointed to his current position in November 2011 and as president through 2021. Having started his career at the company in 1999, Mr. Rodriguez previously served as president of several key businesses, including National Accounts Services, Employer Services International, Small Business Solutions, and Professional Employer Organization, giving him deep institutional knowledge across the company's business. Mr. Rodriguez is currently a director of Microsoft Corporation.

Key Skills & Qualifications

In addition to broad managerial, operational and strategic planning expertise, Mr. Rodriguez brings a wealth of business acumen and leadership experience to our board of directors, including a deep knowledge of the HCM industry and unique understanding of our business, coupled with a proven track record of integrity, achievement and strategic vision.

Sandra S. Wijnberg



Director since: 2016

Age: 66

Independent

Committees:

▶ Audit, Chair
▶ Nominating/
  Corporate
  Governance

Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Ms. Wijnberg was an executive advisor of Aquiline Holdings, a registered investment advisory firm, from 2015 to 2019, and prior to that, a partner and the chief administrative officer of Aquiline Holdings from 2007 to 2014. From 2014 to 2015, Ms. Wijnberg left Aquiline Holdings to work in Jerusalem at the behest of the U.S. State Department as the deputy head of mission, Office of the Quartet. Prior to joining Aquiline Holdings, she was the senior vice president and chief financial officer of Marsh & McLennan Companies, Inc., from January 2000 to April 2006, and before that, the treasurer and interim chief financial officer of YUM! Brands, Inc. She is a director of Cognizant Technology Solutions Corporation and T. Rowe Price Group, Inc. and the lead director of Hippo Holdings Inc. She previously served on the boards of Tyco International plc from 2003 to 2016 and TE Connectivity Ltd. from 2007 to 2009.

Key Skills & Qualifications

Ms. Wijnberg is a seasoned business leader with strong financial acumen and significant corporate finance, accounting, strategic planning, insurance and risk management expertise. Her international experience also provides a valuable global perspective to our board of directors.

Proposal 1

It is expected that all nominees proposed by our board of directors will be able to serve on the board if elected. However, if before the election one or more nominees is unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors (unless the board reduces the number of directors to be elected).

If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC.

Stockholder Approval Required

At the 2022 Annual Meeting of Stockholders, directors will be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors will be elected by the vote of a plurality of the shares represented in person or by proxy.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.**

Corporate Governance

The board of directors' categorical standards of director independence are consistent with Nasdaq listing standards and are available in the company's corporate governance principles on our corporate website at *www.adp.com*. To access these documents, click on "Investors," then "Corporate Governance," and then "Governance Documents." The board of directors has determined that Mses. Haynesworth, Katsoudas, Keene and Wijnberg and Messrs. Bisson, Goeckeler, Jones, Lynch, Powers and Ready meet these standards and are independent for purposes of the Nasdaq listing standards. All current members of the audit, compensation and management development, nominating/corporate governance, and corporate development and technology advisory committees are independent.

In the ordinary course of business, the company has business relationships with certain companies in which ADP directors also serve as executive officers or on the board of directors, including for example, hardware, software, HCM and other technology services. Based on the standards described above, the board of directors has determined that none of these transactions or relationships, nor the associated amounts paid to the parties, was material or would impede the exercise of independent judgment.

It is our policy that our directors attend the Annual Meetings of Stockholders. All of our directors then in office attended our 2021 Annual Meeting of Stockholders.

During fiscal year 2022, our board of directors held six (6) meetings. Each April, June and November, these board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members during the periods that they served on our board of directors during fiscal year 2022.

Executive sessions of the non-management directors are held during each meeting of the committees and the board of directors. Mr. Jones, our independent non-executive chairman of the board, presided at each executive session of the board of directors.

10 OF OUR 11 DIRECTOR NOMINEES ARE INDEPENDENT


9%
91%
Independent (10 Directors)
Management (1 Director)

Board Leadership Structure

Our corporate governance principles do not require the separation of the roles of chairman of the board and chief executive officer because the board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. Our board of directors is currently led by Mr. Jones, our independent non-executive chairman of the board. Mr. Rodriguez, our chief executive officer, serves as a member of the board of directors. The board of directors believes this leadership structure is in the best interests of the company's stockholders at this time. Separating these positions allows our chief executive officer to focus on developing and implementing the company's business plans and supervising the company's day-to-day business operations, and allows our chairman of the board to lead the board of directors in its oversight, advisory, and risk management roles.

Board Composition and Director Succession Planning

The board takes a thoughtful approach to its composition to ensure alignment with the company's evolving corporate strategy. We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business. We refresh our board and assess our board succession plans

regularly with this balance of tenure and experience in mind. Six of our director nominees have a tenure of five years or less. As of our 2022 Annual Meeting, the average age of our eleven director nominees will be 61 years and the average tenure of our ten independent director nominees will be 5.6 years.



AVERAGE TENURE OF 5.6 YEARS
(INDEPENDENT DIRECTOR NOMINEES)

10% — 60% — 30%

■ <5 Years   ■ 5-10 Years   ■ >10 Years

Our director succession planning is conducted in the context of a skillset review designed to focus on key areas of skills and experience deemed to be most helpful to driving board performance. Our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as necessary in light of the company's changing strategy and needs.

Individual director evaluations are also conducted by the nominating/corporate governance committee on an annual basis, in close coordination with our chairman.

The form of assessment used to facilitate this review is refreshed each year to ensure relevance and covers a broad array of topics relevant to individual performance such as knowledge, expertise, commitment, preparation, integrity and judgment. This process facilitates director succession planning as it helps identify opportunities to enhance individual performance and any relevant feedback is communicated to the individual director.

In addition to individual evaluations, the nominating/ corporate governance committee, working with our chairman, conducts a thorough evaluation at the board and committee levels to ensure the effectiveness of the directors and their ability to work as a team in the long-term interest of the company. This assessment is conducted through a questionnaire process, which is also refreshed each year, and designed to elicit feedback with respect to areas such as board/committee structure, governance, communication, culture, risk and strategy. Responses are shared and discussed with the nominating/corporate governance committee. The committee then shares the output of this process with the full board along with a series of recommendations that are subsequently implemented to improve board and committee performance, practices and procedures.

The company also has a director retirement policy in place to promote thoughtful board refreshment, as set forth in further detail under "Retirement Policy" on page 20 of this proxy statement.

Director Nomination Process

Our nominating process ensures our board consists of a well-qualified and diverse group of leaders who bring an important mix of boardroom and operating experience. When the board of directors decides to recruit a new member, or when the board of directors considers any director candidates submitted for consideration by our stockholders, it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who complement our identified board skillset needs. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and

analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable.

The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics.

To ensure that our board is composed of directors with sufficiently diverse and independent perspectives, our nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including diversity of thought,

Corporate Governance

individual qualities such as professional experience, skills, education and training, and a range of types of diversity, including race, gender, ethnicity, age, culture and geography.

The nominating/corporate governance committee retains a third-party search firm from time to time to identify and evaluate, as appropriate, potential nominees to the board, including in connection with the appointment of Mr. Goeckeler in fiscal year 2022.

Nominations of candidates for our board of directors by our stockholders for consideration at our 2023 Annual Meeting of Stockholders are subject to the deadlines and other requirements described under "Stockholder Proposals and Nominations" on page 99 of this proxy statement.

Director Orientation and Continuing Education

Our orientation program is structured to acquaint our new directors with our business, strategy, product portfolio, industry and competitive considerations, organizational talent, and capital structure, as well as the legal and ethical responsibilities of our board. Key members of our management team spearhead the program through a series of one-on-one sessions with each new director, with each session concentrated on a specific area of focus. As there are multiple sessions of this nature, we strive to stagger

and prioritize these meetings accordingly, tailored to our directors' profiles and committee assignments, among other things.

Our program is time intensive but we believe the program is instrumental in driving board performance. In addition to our orientation program, we encourage continuing education for our directors, including through external opportunities, and we assist in finding appropriate courses and fully reimbursing for such programs.

Director Overboarding Policy

Our overboarding policy states that subject to such exceptions on a case by case basis as the board shall determine, no non-executive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP). Effective June 29, 2022, Mr. Ready became chief executive officer of Pinterest, Inc. and a member of Pinterest's board of directors. In addition to ADP, Mr. Ready also serves on the board of Williams-Sonoma. ADP and our board have spoken in depth with Mr. Ready to better understand his new commitments.

Our board then evaluated Mr. Ready's many contributions, including his attendance and participation in all board and committee meetings in 2021 and 2022 to date. Specifically, the board considered his deep and distinctive operational experience and knowledge of the technology industry's consumer, payments and money movement spaces, experience in founding, leading and scaling innovative startups, and cybersecurity expertise. The board further considered the number of board objectives for which

Mr. Ready provides great insight and value in all of the foregoing respects and the benefit to the board of his continued service, given his relatively short tenure on the board since 2016. Our board also believes that Mr. Ready's new chief executive officer role, which possesses the highest degree of responsibility and leadership in a company, will contribute to and inform his work and service on the ADP board. Our board concluded that Mr. Ready is an invaluable member of our board who will be able to effectively balance his time commitments and has recommended that Mr. Ready continue to serve on ADP's board in excess of the limitation discussed in this section.

Corporate Governance

Retirement Policy

Our director retirement policy provides that, subject to such exceptions on a case by case basis as the board of directors shall determine, no person will be nominated by the board of directors to serve as a director following the date the director turns 72.

Management directors who are no longer officers of the company are required to offer to resign from the board of directors.

Committees of the Board of Directors

During fiscal year 2022, our board of directors held six (6) meetings. Each April, June and November, these board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

The table below provides the current membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation & Management Development (CMDC)	Nominating/ Corporate Governance (NCGC)	Corporate Development & Technology Advisory (CDTAC)
Peter Bisson			✓	**Chair**
Richard T. Clark	🖩	**Chair**		
David V. Goeckeler		✓		✓
Linnie M. Haynesworth	✓			✓
Francine S. Katsoudas		✓	✓	
Nazzic S. Keene	✓			✓
Thomas J. Lynch		✓	✓	
Scott F. Powers		✓	**Chair**	
William J. Ready	✓			✓
Sandra S. Wijnberg	**Chair,** 🖩		✓	
Number of meetings held in fiscal year 2022	7	5	3	4

🖩 - Financial expert member of audit committee

Audit Committee



Sandra S. Wijnberg
Committee Chair

**Other
committee members:**
Richard T. Clark
Linnie M. Haynesworth
Nazzic S. Keene
William J. Ready

▶ All members are
independent and
financially literate
under Nasdaq listing
standards

The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to:

• our systems of internal controls regarding finance, accounting, legal compliance, and ethical behavior;

• our auditing, accounting and financial reporting processes generally;

• our financial statements and other financial information that we provide to our stockholders, the public and others;

• our compliance with legal and regulatory requirements;

• the appointment, compensation, retention and performance of our independent auditors and the selection of the lead audit partner; and

• the performance of our corporate audit department.

The audit committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents." A further description of the role of the audit committee is set forth on page 91 under "Audit Committee Report."

Corporate Governance

Nominating/Corporate Governance Committee



Scott F. Powers
Committee Chair

Other committee members:
Peter Bisson
Francine S. Katsoudas
Thomas J. Lynch
Sandra S. Wijnberg

▶ All members are independent under Nasdaq listing standards

The principal functions of the nominating/corporate governance committee are to:

- identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually;

- ensure that the audit, compensation and management development, and nominating/ corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors;

- review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate;

- oversee the evaluation of the board of directors and committees; and

- review our policies and programs that relate to matters of corporate citizenship, including environmental sustainability.

The nominating/corporate governance committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents."

Compensation and Management Development Committee



Richard T. Clark
Committee Chair

Other committee members:
David V. Goeckeler
Francine S. Katsoudas
Thomas J. Lynch
Scott F. Powers

▶ All members are independent under Nasdaq listing standards

The compensation and management development committee sets and administers our executive compensation programs. See "Compensation Discussion and Analysis" on page 40 of this proxy statement.

The compensation and management development committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2022, the compensation and management development committee sought advice from FW Cook, an independent compensation consulting firm specializing in executive and director compensation. For further information about FW Cook's services to the compensation and management development committee, see "Compensation Consultant" on page 50 of this proxy statement.

The compensation and management development committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents." Each member of the compensation and management development committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The compensation and management development committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of Nasdaq.

Corporate Development and Technology Advisory Committee



Peter Bisson
Committee Chair

Other committee members:
David V. Goeckeler
Linnie M. Haynesworth
Nazzic S. Keene
William J. Ready

The corporate development and technology advisory committee's principal functions are to act in an advisory capacity to the board and management concerning potential acquisitions, strategic investments, divestitures and matters of technology and innovation.

The corporate development and technology advisory committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents."

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's enterprise risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate the various risks confronting the company, including risks that are related to the achievement of the company's operational and financial strategy. As set forth in more detail below, the board of directors performs this oversight function periodically as part of its meetings and also through its audit, compensation and management development, and nominating/corporate governance committees, each of which examines various components of risk as part of its assigned responsibilities. In addition, our corporate development and technology advisory committee advises the board with respect to certain risks assigned to oversight of the full board, principally around technology and innovation, strategic investments, acquisitions and divestitures.

Our committees report back on risk oversight matters directly to the board of directors on a regular basis. Management is responsible for implementing and supervising day-to-day risk management processes and reporting to the board of directors and its committees as necessary.


Strategic
1
Competitive Risk
Partnership & Alliances Risk
Innovation Risk
Execution of Strategic Initiatives
Mergers, Acquisitions & Divestitures Risk
Client Facing Operations
2
Client Management Risk
Business Disruption
Internal Operations
3
Third Party Risk
Transaction Process Risk
Talent Management Risk
Physical Security Risk
Fraud & Financial Crimes
Info Tech / Cybersecurity
4
Information Risk
System Reliability Risk
Data Management Risk
Financial Mgmt. & Reporting
5
Financial Reporting Risk
Financial Operational Risk
External Economic Risk
Legal & Compliance
6
Anti-Bribery
Antitrust/Fair Competition
Consumer Protection
Finance and Trade
Labor and Employment
Privacy
Product Compliance
Corporate Governance
Always Designing for People™

Compensation and Management Development Committee
- **3** Internal Operations (Talent Management Risk)

Audit Committee
- **3** Internal Operations
- **4** Info Tech / Cybersecurity
- **5** Financial Management & Reporting
- **6** Legal & Compliance

Board
- **1** Strategic
- **2** Client-Facing Operations
- **4** Info Tech / Cybersecurity (Components of Info, System Reliability and Data Management Risk)
- **5** Financial Management & Reporting (Components of Financial Op Risk and External Economic Risk)

Nominating Committee
- **6** Legal & Compliance (Corporate Governance)

Corporate Governance

Audit Committee

Our audit committee focuses on financial risks, including reviewing with management, our internal auditors, and our independent auditors, the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls, and the steps management has taken to monitor and control financial risk exposures.

In addition, our audit committee reviews risks related to compliance with applicable laws, regulations, and ethical standards, and also operational risks related to information security and system disruption. Our audit committee regularly receives, reviews and discusses with management presentations and analyses on various risks confronting the company.

Oversight of Cybersecurity

Our board of directors recognizes that security is integral to our products, our business processes and infrastructure. The mission of our global security organization ("GSO") is to protect client data and funds and prevent security incidents. Our GSO is tasked with monitoring physical and cybersecurity risks, including operational risks related to information security and system disruption. A cross-functional, enterprise-wide management program operates to ensure our global security program's effectiveness and members of the company's executive committee, through an executive security council, routinely review strategy, policy, program effectiveness, standards enforcement and cyber issue management. Our board of directors and our audit committee are actively engaged in the oversight of our global information security program. More information on our program is available on our corporate website, at *www.adp.com*. To access this information, click on "About ADP," then "Data Security."

✓ Our audit committee receives regular, quarterly reports on these matters from our chief security officer, including on the status of projects to strengthen the company's security systems and improve cyber readiness, as well as on existing and emerging threat landscapes. Concurrent and in addition to these reports, our chief administrative officer (who oversees legal, security and compliance matters) provides a legal, regulatory and ethics update at each meeting of the audit committee, which includes matters of cybersecurity.

✓ Given the importance of information security to our stakeholders, our board also receives an annual report from our chief security officer to review our program for managing these security risks.

✓ Our global information security program is subject to an annual third-party assessment overseen by our board of directors and this assessment reviews all aspects of our cyber program.
✓ Findings are reported to our board and in response, ADP develops initiatives to improve our maturity across each of the five pillars of the National Institute of Standards and Technology Cybersecurity Framework.
✓ The status of these initiatives is then reviewed with our audit committee during its quarterly meetings. This governance process ensures an environment of continuous improvement.
✓ In advance of these quarterly meetings, members of our audit committee with cybersecurity expertise informally convene to advise and provide guidance.

✓ Members of our board also observe an annual cybersecurity table-top exercise conducted by senior management to validate, test and assess the effectiveness and adequacy of certain roles and decision-making processes in the event of an incident.

Corporate Governance

Oversight of Privacy

Intertwined with our global information security program is our global privacy program. Our audit committee oversees matters of privacy, and receives reports on these matters at each meeting from our chief administrative officer, as well as regular updates from our head of compliance, including on related risk assessment and risk management activities. On a management level, ADP's privacy program is led by ADP's global chief privacy officer and the members of the global data privacy and governance team, in cooperation with the privacy stewards of all of ADP's business units and functional areas. Our global chief privacy officer provides regular reports to our company's executive committee, and our audit committee is actively engaged in the oversight of our global privacy program. Our privacy program, in cooperation with the chief data officer, also is responsible for our artificial intelligence ("AI") ethics program, which ensures compliance with AI ethical principles and regulatory requirements. AI governance is integrated with the reporting discussed above.

✓ **ADP's Privacy Commitment:** We are committed to compliance with privacy requirements and the protection of all personal data processed by ADP. ADP has adopted a set of privacy principles that serve as the foundation for our global privacy program, which includes our global privacy policy and our binding corporate rules (BCRs), all of which may be found in greater detail on our corporate website, at *www.adp.com*. To access this information, click on "About ADP," then "Data Privacy."

✓ Our BCRs cover the transfer of data between ADP affiliates across the globe and ensure the highest standard of protection to personal data processed by ADP, regardless of where such data is being processed. Our BCRs establish the rules for processing personal data at ADP as both a data processor (covering the processing of clients' data in the European Union) and a data controller (covering the data of our employees under a controller workplace code, and other business associates under a business controller code regardless of where such data is being collected). We continue to rank among an elite number of companies worldwide to have gained regulators' approval to implement BCRs as both a data processor and data controller.

✓ Our AI Ethics Principles establish a framework for how the AI enabled products and services we offer are developed and implemented, including those utilizing machine learning. These principles cover human oversight, governance, privacy-by-design, explainability and transparency, data quality, a culture of responsible AI, and inclusion and training. We also have an AI and data ethics committee composed of industry leaders and ADP experts that evaluates new uses of data, including those involving AI, for compliance with both our ethics principles and governing laws. More information, including our Ethics in AI position statement, can be found at *sustainability.adp.com*.

Corporate Governance

Compensation and Management Development Committee

Our compensation and management development committee oversees risks related to compensation policies and practices, including management succession planning and our talent strategy, including the recruitment, development and retention of executive talent.

Compensation and Risk Management

Our compensation and management development committee considered the risks presented by the company's compensation policies and practices at its meetings in August 2021 and 2022 and believes that our policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

✓ **Diverse Performance Measures.** Our incentive plans have diverse performance measures, including company and business unit financial measures, key transformation, client satisfaction and ESG objectives, and individual goals.

✓ **Balance.** Our compensation programs balance annual and long-term incentive opportunities, cash and equity, and fixed and variable incentives.

✓ **Payout Caps.** We cap incentive plan payouts within a reasonable range.

✓ **Mix.** The mix of performance-based equity awards and stock options/RSUs in our long-term incentive programs serves the best interests of stockholders and the company.

✓ **Stock Ownership Guidelines.** Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.

✓ **Clawback Policy.** Our clawback policy allows for the recovery of both cash and equity incentive compensation from any current or former executive who engages in any activity that is in conflict with or adverse to the company's interests, including fraud or conduct contributing to any financial restatements or irregularities.

✓ **Other.** We prohibit our directors and all of our employees from engaging in any hedging or similar transactions involving ADP securities, holding ADP securities in a margin account, or pledging ADP securities as collateral for a loan. Any transactions in ADP securities by our executive officers are executed through a 10b5-1 program.

Corporate Governance

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee oversees risks associated with board structure and other corporate governance policies and practices, including matters of corporate citizenship (such as ESG matters) and the review and approval of any related-person transactions under our Related Persons Transaction Policy.

The Board's Role in Strategy Oversight

Our directors take an active role in the oversight of the company's strategy at both a board and committee level, with management responsible for the execution of our business strategy. In addition to regular performance updates to the board and committees, the company convenes a dedicated strategy session and product session each year with the board. This ongoing effort enables the board to focus on company performance over the short, medium and long-term horizons, as well as the quality of operations and industry trends.

✓ **Annual Strategy Session**

✓ **Annual Operating Plan and Capital Structure Review**

✓ **Strategy and Transformation Roadmap**. Our board and CDTAC receive updates at each meeting on the company's strategic progress, ongoing transformation and innovation journey.

✓ **Executive Sessions**. Independent directors also hold regularly scheduled executive sessions without company management present, at which strategy is discussed.

✓ **Stockholder Engagement**. Members of our board, including our independent chairman, actively participate in stockholder engagement. Our board also regularly discusses and reviews feedback on strategy from our stockholders and stakeholders.

✓ **Annual Product Session.** Broad product portfolio review by board with live demos and interaction with key company product developers, programmers, implementation specialists, and sales and marketing teams, providing perspective on the entire life cycle of our key strategic and next-gen solutions.

✓ **Operational Site Visits**. Board discussions are enriched through ongoing visits to, and meetings with local associates at, ADP locations that are strategically important to our business, such as our OneADP centers of excellence and our Innovation Labs.

The Board's Role in Human Capital Management and Talent Development

As part of its focus on human capital management and tight integration with company strategy, a key responsibility of our board of directors is to ensure that ADP has a strong, performance-driven senior management team in place. In connection with this responsibility, our board of directors oversees the development and retention of senior talent to ensure that an appropriate succession plan is in place for our CEO as well as the members of the company's executive committee that directly support our CEO.

Our compensation and management development committee regularly reviews the bench strength of our senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities.

As part of building a diverse and inclusive workforce to support a culture of openness and innovation at ADP, our compensation and management development committee also regularly assesses the talent pool of candidates just below the executive committee level to ensure a robust and diverse talent pipeline. In parallel, the company shares with other committees of the board, as appropriate, a similar view of the talent pipeline of various functions and businesses within the company. For example, the company annually shares with CDTAC our talent acquisition strategy, evolving skill mix, composition and talent pipeline of the company's global product and technology organization.

Corporate Governance

While our compensation and management development committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports to the board of directors and decisions are made at the board level. In connection with this responsibility for developing managerial succession plans, our board of directors reviews, at least annually, the short, medium and long-term succession plans for the company's senior management, including the CEO.

This annual review also includes a review of the company's broader HCM practices around culture, engagement, and diversity and inclusion. In addition, our board meets regularly with high-potential executives from ADP's various business units at each regular board meeting, which provides our board with greater, direct exposure to a broader group of pipeline candidates.

Corporate Social Responsibility and Sustainability

We have a duty as global citizens to act responsibly for the greater good, to enable truly inclusive cultures and to do our part to protect shared resources. ADP is committed to delivering more human, simple and sustainable business solutions for all of those we serve. We firmly believe diverse workforces drive innovation and lead to better corporate performance. We value and intentionally choose to cultivate a culture that embraces all forms of gender, race, ethnicity, age, sexual identity and orientation, veteran status and ability. We strive to embody an inclusive culture that extends beyond our diversity and inclusion function and believe that leadership drives performance and innovation through employee growth, belonging and greater purpose. Our commitment to corporate social responsibility ("CSR") is a core principle within ADP's mission, vision and values, and encompasses everything from corporate governance, ethics and environmental stewardship to diversity, philanthropy and promoting employee growth and belonging around the world. We believe sustainability is about creating value for all of our stakeholders: our people, our clients, our partners, our investors and our community at large. We continue to deepen our sustainability efforts in four key pillars:

Innovation	Associates	Community	Environment
At ADP, we design for people. By working at the forefront of our clients' needs, we anticipate trends and create solutions together. Our innovation strategy is simple: We innovate by anticipating the future of work, the future of HCM and the future of pay in order to meet the evolving and unique needs of our clients and their workers.	Our long-term business success is closely linked to our commitment to creating an environment in which our associates thrive. We believe in a competitive, inclusive and diverse workforce that represents the communities we serve. This is vital in building a company where our employees feel valued, welcome, and can achieve their full potential.	Responsibility to the world around us is at the heart of our business. We believe that our company is only as strong as the communities in which we operate. By elevating our communities, we support critical causes and provide a foundation for our business to continue thriving.	Environmental sustainability is integral to both our CSR program and our business strategy. We understand which environmental issues are relevant to our business and offer opportunities for us to make a meaningful impact. We also believe that creating sustainable products and streamlining our operations drives efficiency, innovation and, ultimately, long-term value-creation.

Fiscal Year 2022 Sustainability Highlights and Looking Ahead

✓ Issued fourth CSR report (March 2022)

✓ EE0-1 report disclosure in CSR report (March 2022)

Corporate Governance

Increasing energy efficiency and reducing greenhouse gas emissions associated with our operations are central goals for our environmental sustainability program. In 2021, ADP committed as an organization to achieve net zero greenhouse gas emissions across scopes 1, 2 and 3 by 2050.

As an enterprise, we have been working through a series of workstreams this past year to develop our targets and a climate roadmap of initiatives that will drive reduction in our GHG emissions. Further detail on our near-term focus areas and specific short and medium-term targets are available on *investors.adp.com*.

CSR and Sustainability Governance

Our board of directors is squarely focused on the sustainability of our business for the long-term. In line with this focus, the nominating/corporate governance committee oversees the company's policies and programs on issues of corporate citizenship, including our CSR and environmental sustainability program, as well as ADP's philanthropic activities. The committee receives periodic reports and updates from the company's chief diversity and talent officer ("CDTO") and reports back on these matters to the full board. Our board members have complete and open access to senior members of management, including our CDTO. ADP's CSR and sustainability activities are coordinated by our CDTO, who reports to ADP's chief human resources officer.

We invite you to visit *sustainability.adp.com* to read more about our CSR and sustainability efforts.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee, or the non-management directors, individually or as a group, may do so by sending a detailed letter to Mail Stop #E405, One ADP Boulevard, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to *adp.audit.committee@adp.com*. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board, or the full board of directors, unless, in any case, it is outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors.

Communications to the board of directors, the non-management directors, or to any individual director that relate to the company's accounting, internal accounting controls, or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our nominating/corporate governance committee for review, approval, or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest in that entity. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction. This policy requires our nominating/corporate governance committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the nominating/corporate governance committee will consider

Corporate Governance

all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

The spouse of James Sperduto, President, Small Business Services, Retirement Services and Insurance Services, and the sibling of Brian Michaud, President, Smart Compliance Solutions, are employed as associates at the company and received total cash compensation for fiscal year 2022 in excess of $120,000.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on the company's website at *www.adp.com*. To access these documents, click on "Investors," then "Corporate Governance," and then "Governance Documents." Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive

Officer and Senior Financial Officers may be found at *www.adp.com* under "Investors" in the "Corporate Governance" tab. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Ms. Katsoudas and Messrs. Clark, Goeckeler, Lynch and Powers are the five independent directors who currently sit on the compensation and management development committee. No committee member has ever been an officer of the company. During fiscal year 2022 and as of the date of this proxy statement, no committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the company's amended and restated 2008 Omnibus

Award Plan under which non-employee directors previously have received stock option grants and deferred stock units ("DSUs") or, in the case of our 2018 Omnibus Award Plan, DSUs. None of our executive officers have served on the compensation and management development committee or on the board of directors of any entity that employed any of the compensation and management development committee members or directors of the company.

Compensation of Non-Employee Directors

Our nominating/corporate governance committee reviews and evaluates non-employee director compensation on an annual basis to ensure that our directors are compensated appropriately for their time commitment and responsibilities. The nominating/corporate governance committee makes recommendations to the board of directors, as appropriate, based on its review, benchmark information from peer companies, and other relevant data. The elements of our non-employee director compensation program are as follows:

Compensation Element	Fiscal Year 2022 Compensation
Director Annual Retainer	• $215,000 Deferred Stock Units ("DSUs")
	• $115,000 Cash or DSUs
Additional Non-Executive Chairman Retainer	• $100,000 DSUs
	• $100,000 Cash or DSUs
Committee Chair Retainers (Cash, Deferred or DSUs)	• Audit: $20,000
	• Compensation and Management Development: $15,000
	• Nominating/Corporate Governance: $15,000
	• Corporate Development and Technology Advisory: $15,000
Meeting Fees (Cash, Deferred or DSUs)	Board Meetings:
	• $2,000, per meeting, beginning with the eighth meeting
	Committee Meetings:
	• $1,500 per meeting, beginning with the eighth meeting

Annual Retainers

The annual retainer for non-employee directors is $330,000, $215,000 of which is paid in the form of DSUs and $115,000 of which may, at the election of each director, be paid in cash or in DSUs.

In addition, the chairman of our board of directors receives an incremental retainer of $200,000, $100,000 of which is paid in the form of DSUs and $100,000 of which may, at the election of the chairman, be paid in cash or in DSUs. This incremental retainer resulted in a total annual retainer of $530,000 for the chairman of our board of directors in fiscal year 2022.

The chair of the audit committee was paid an additional annual retainer of $20,000, and each chair of the compensation and management development, nominating/corporate governance, and corporate development and technology advisory committees was paid an additional annual retainer of $15,000. The additional annual retainer may, at the election of each committee chair, be paid in cash, deferred or paid in DSUs.

Meeting Fees

Meeting fees are not paid in respect of the first seven meetings of the board of directors or of any individual committee. Non-employee directors receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended beginning with the eighth meeting of the board of directors or any individual committee, as applicable. Meeting fees may, at the election of each director, be paid in cash, deferred, or paid in DSUs. Under our current 2018 Omnibus Award Plan ("2018 Omnibus Award Plan") and prior amended and restated 2008 Omnibus Award Plan (the "Prior Plan"), a director may specify whether, upon separation from the board, he or she would like to receive any deferred cash amounts in a lump-sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years. There were no meeting fees paid to the non-employee directors for fiscal year 2022.

Compensation of Non-Employee Directors

Deferral Policy

Pursuant to our 2018 Omnibus Award Plan (and previously, under our Prior Plan), each non-employee director is credited with an annual grant of DSUs on the date established by the board for the payment of the annual retainer equal in number to the quotient of the non-elective portion of the retainer ($215,000 for fiscal year 2022 and $315,000 in the case of the chairman), divided by the closing price of a share of our common stock on the date this amount is credited. The elective portion of the annual retainer is credited in the same manner for directors who elect DSUs. DSUs are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of DSUs in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal® on the first business day of November of each such twelve-month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their DSUs. All of our non-employee directors chose to receive the entire elective portion of their annual retainers in the form of DSUs during fiscal year 2022.

Role of the Nominating/Corporate Governance Committee

The nominating/corporate governance committee is responsible for reviewing, evaluating, and making recommendations to the board on an annual basis with respect to all aspects of non-employee director compensation. The full board then reviews these recommendations and makes a final determination on the compensation of our non-employee directors. During fiscal year 2022, the nominating/corporate governance committee engaged FW Cook, compensation consultant to the compensation and management development committee, to review the design and competitiveness of our non-employee director compensation program.

Changes to Director Compensation in Fiscal Year 2023

In connection with the annual review discussed above, the board of directors approved an increase in (i) the non-elective portion of the annual retainer to $225,000 (from $215,000), (ii) the elective portion of the annual retainer to $120,000 (from $115,000), and (iii) the audit committee chair annual retainer to $25,000 (from $20,000), each to be effective at the time of the 2022 Annual Meeting of Stockholders. There were no other changes made to the non-employee director compensation program for fiscal year 2023.

Stock Ownership Guidelines

Our stock ownership guidelines are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Each non-employee director has a minimum stockholding requirement of our common stock equal to five times his or her annual cash retainer.

Compensation of Non-Employee Directors

Directors who are employees of the company or any of our subsidiaries receive no remuneration for services as a director. The following table shows compensation for our non-employee directors for fiscal year 2022.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2022

Name	Fees Earned or Paid in Cash[7] ($)	Stock Awards[8] ($)	All Other Compensation[9] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Peter Bisson[1]	$130,000	$215,000	$20,000	$365,000
Richard T. Clark[2]	$130,000	$215,000	$20,000	$365,000
David V. Goeckeler[3]	$84,522	$158,358	$0	$242,880
Linnie M. Haynesworth	$115,000	$215,000	$20,000	$350,000
John P. Jones[4]	$215,000	$315,000	$0	$530,000
Francine S. Katsoudas	$115,000	$215,000	$0	$330,000
Nazzic S. Keene	$115,000	$215,000	$19,891	$349,891
Thomas J. Lynch	$115,000	$215,000	$20,000	$350,000
Scott F. Powers[5]	$130,000	$215,000	$20,000	$365,000
William J. Ready	$115,000	$215,000	$0	$330,000
Sandra S. Wijnberg[6]	$135,000	$215,000	$40,000	$390,000

(1) As chair of the corporate development and technology advisory committee, Mr. Bisson received a $15,000 annual retainer, which is included in fees earned.

(2) As chair of the compensation and management development committee, Mr. Clark received a $15,000 annual retainer, which is included in fees earned.

(3) Mr. Goeckeler became a director as of February 14, 2022.

(4) Mr. Jones is the non-executive chairman of the board of directors.

(5) As chair of the nominating/corporate governance committee, Mr. Powers received a $15,000 annual retainer, which is included in fees earned.

(6) As chair of the audit committee, Ms. Wijnberg received a $20,000 annual retainer, which is included in fees earned.

(7) Represents the following, whether received as cash, deferred or received as DSUs: (i) the elective portion of directors' annual retainer, (ii) annual retainers for committee chairs and (iii) board and committee meeting fees. See footnote 8 below for additional information about DSUs held by directors.

(8) Represents the non-elective portion of the annual retainer required to be credited in DSUs to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2022 as computed in accordance with FASB Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ended June 30, 2022 included in our annual report on Form 10-K for the fiscal year ended June 30, 2022.

Compensation of Non-Employee Directors

The grant date fair value for each DSU award granted to directors in fiscal year 2022 (including in respect of elective deferrals of amounts otherwise payable in cash), calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Peter Bisson	11/10/2021	$345,000
Richard T. Clark	11/10/2021	$345,000
David V. Goeckeler	04/06/2022	$242,880
Linnie M. Haynesworth	11/10/2021	$330,000
John P. Jones	11/10/2021	$530,000
Francine S. Katsoudas	11/10/2021	$330,000
Nazzic S. Keene	11/10/2021	$330,000
Thomas J. Lynch	11/10/2021	$330,000
Scott F. Powers	11/10/2021	$345,000
William J. Ready	11/10/2021	$330,000
Sandra S. Wijnberg	11/10/2021	$350,000

The aggregate number of outstanding DSUs held by each director at June 30, 2022 is as follows: Mr. Bisson, 16,889; Mr. Clark, 32,278; Mr. Goeckeler, 1,021; Ms. Haynesworth, 3,240; Mr. Jones, 60,081; Ms. Katsoudas, 5,993; Ms. Keene, 4,463; Mr. Lynch, 8,424; Mr. Powers, 8,666; Mr. Ready, 15,633; and Ms. Wijnberg, 14,480.

(9) *Reflects contributions by the ADP Foundation that match the charitable gifts made by our directors. The ADP Foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that calendar year. Amounts may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, this table reflects matching charitable contributions for the fiscal year ended June 30, 2022.*

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our named executive officers ("NEOs") included in the Summary Compensation Table, (iii) all company directors and executive officers as a group (including the NEOs) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 15, 2022 and the address of each person named is Mail Stop #450, One ADP Boulevard, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent
John C. Ayala	83,970	*
Peter Bisson	16,889	*
Maria Black	77,001	*
Richard T. Clark	32,278	*
David V. Goeckeler	1,021	*
Linnie M. Haynesworth	3,240	*
John P. Jones	60,081	*
Francine S. Katsoudas	5,993	*
Nazzic S. Keene	4,478	*
Thomas J. Lynch	9,034	*
Don McGuire	34,511	*
Scott F. Powers[2]	10,116	*
William J. Ready	15,633	*
Carlos A. Rodriguez[2]	438,012	*
Donald Weinstein	91,540	*
Sandra S. Wijnberg	14,480	*
Kathleen A. Winters[3]	34,288	*
BlackRock, Inc.[4]	31,994,622	7.6%
The Vanguard Group, Inc.[5]	38,508,651	9.14%
Directors, director nominees and executive officers as a group 31 persons, including those directors and executive officers named above[6]	1,368,032	*

Footnotes:

*   Indicates less than one percent.

(1)   Includes: (i) 514,690 shares that may be acquired upon the exercise of stock options that are exercisable on or prior to October 14, 2022 held by the following executive officers: Mr. Ayala (45,664), Ms. Black (34,238), Mr. McGuire (13,092), Mr. Rodriguez (341,323) and Mr. Weinstein (50,505) as well as 29,868 shares that may be acquired by Ms. Winters upon the exercise of stock options that were exercisable on or prior to September 30, 2021, her last day of employment with the company; and (ii) 758,398 shares subject to stock options held by the executive officers as a group. Includes (i) 5,198 shares to be acquired prior to October 14, 2022 in connection with the vesting of restricted stock units ("RSUs") held by Mr. McGuire and (ii) 6,435 shares to be acquired in connection with the vesting of RSUs held by the executive officers as a group.

Security Ownership of Certain Beneficial Owners and Management

Includes: (i) 101,881 shares that were acquired by the following executive officers in connection with the vesting of performance-based stock units based on the achievement of certain financial objectives for the fiscal year 2020 through fiscal year 2022 three-year performance period: Mr. Ayala (14,279), Ms. Black (14,279), Mr. McGuire (5,864), Mr. Rodriguez (55,730) and Mr. Weinstein (11,729) and (ii) 147,382 such shares acquired by the executive officers as a group.

Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: Mr. Bisson (16,889), Mr. Clark (32,278), Mr. Goeckeler (1,021), Ms. Haynesworth (3,240), Mr. Jones (60,081), Ms. Katsoudas (5,993), Ms. Keene (4,463), Mr. Lynch (8,424), Mr. Powers (8,666), Mr. Ready (15,633) and Ms. Wijnberg (14,480). Our directors do not have any voting rights with respect to these deferred stock units.

(2) *In the case of Mr. Powers, includes 1,450 shares held in trust. In the case of Mr. Rodriguez, includes 13,813 held in trust.*

(3) *The number of shares owned by Ms. Winters is based on information as of September 30, 2021, which was Ms. Winters' last day of employment with the company.*

(4) *Information is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. ("BlackRock") filed on February 1, 2022. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. BlackRock has sole dispositive power over 31,994,622 shares. BlackRock has sole voting power over 27,433,982 and no voting power over 4,560,640 shares. The 31,994,622 shares reported are owned, directly or indirectly, by BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd.*

(5) *Information is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. ("Vanguard") filed on February 9, 2022. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. Vanguard shares dispositive power over 1,783,314 shares and has sole dispositive power over 36,725,337 shares. Vanguard has sole voting power over no shares, shared voting power over 714,685 shares and no voting power over 37,793,966 shares.*

(6) *Includes 15,263 shares held in trust and 1,606 shares held by a spouse.*

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2022, regarding compensation plans under which the company's equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	4,691,139[1]	$151.61	22,788,026[2]
Equity compensation plans not approved by stockholders	0	$—	0
Total	4,691,139	$151.61	22,788,026

Footnotes:

(1)   *This amount includes outstanding awards under our amended and restated 2008 Omnibus Award Plan ("Prior Plan") and 2018 Omnibus Award Plan. Includes (i) 946,271 shares issuable under our performance-based stock unit ("PSU") program in settlement of PSUs outstanding as of June 30, 2022 (based on actual performance and accrued dividend equivalents for performance periods ending on or prior to June 30, 2022, and assuming maximum performance for performance periods not yet completed), (ii) 15,596 shares issuable pursuant to deferred restricted stock units issued prior to June 30, 2022, (iii) 171,168 shares issuable upon settlement of deferred stock units ("DSUs") held by our non-employee directors as of June 30, 2022, (iv) 66,154 shares issuable in settlement of performance restricted stock units issued prior to June 30, 2022, and (v) 12,871 shares issuable in settlement of restricted stock units outstanding as of June 30, 2022. The remaining balance consists of 3,479,079 outstanding employee stock options. Weighted average exercise price shown in column (b) of this table does not take into account PSUs, deferred restricted stock units, DSUs, performance restricted stock units or restricted stock units.*

(2)   *The 2018 Omnibus Award Plan, which was approved by stockholders on November 6, 2018, is the only equity compensation plan under which ADP currently grants equity awards. Includes 22,366,353 shares available for future issuance under the 2018 Omnibus Award Plan and 421,673 of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, each as of June 30, 2022. Approximately 136,759 shares of common stock were subject to purchase as of June 30, 2022, under the Employees' Savings-Stock Purchase Plan. If any award granted under the 2018 Omnibus Award Plan or the Prior Plan expires, terminates, is canceled or is forfeited without being settled or exercised, shares of our common stock subject to such award will be made available for future grant under the 2018 Omnibus Award Plan. In addition, if shares issuable upon vesting or settlement of an award under the 2018 Omnibus Award Plan or the Prior Plan are withheld by the company, or if shares owned by a participant are surrendered or tendered to the company, in payment of taxes required to be withheld in respect of the award (other than an award of options or stock appreciation rights), such shares will be made available for future grant under the 2018 Omnibus Award Plan. Unless cash-settled, any equity grant made under our 2018 Omnibus Award Plan reduces the authorized share reserve on a one-for-one basis.*

Proposal 2
Advisory Vote on Executive Compensation

We are asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the company's proxy statement for the 2022 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the Compensation Discussion and Analysis are effective in achieving the company's goals of linking pay to executive performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term financial, transformation, client satisfaction and ESG goals of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

We urge stockholders to read the Compensation Discussion and Analysis section appearing on pages 40 through 61 of this proxy statement, as well as the "Summary Compensation Table For Fiscal Year 2022" and related compensation tables and narrative appearing on pages 63 through 90 of this proxy statement, which provide detailed information on the company's compensation policies and practices and the compensation of our named executive officers.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of the advisory resolution on executive compensation. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.**

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or "CD&A," section of this proxy statement discusses the material elements of our fiscal year 2022 executive compensation programs for the following persons, who are our named executive officers, or "NEOs:"

Name	Title
Carlos A. Rodriguez	Chief Executive Officer
Don McGuire	Chief Financial Officer
Maria Black	President, ADP
John C. Ayala	Chief Operating Officer
Donald Weinstein	Corporate Vice President, Global Product & Technology
Kathleen A. Winters	Former Chief Financial Officer

Mr. McGuire was appointed as chief financial officer on October 1, 2021 and Ms. Winters' last day of employment with the company was September 30, 2021. Ms. Black was appointed as president, ADP and Mr. Ayala was appointed as chief operating officer, each effective January 1, 2022.

The CD&A also provides an overview of our executive compensation philosophy and explains how the compensation and management development committee of our board of directors (the "committee") arrives at specific compensation decisions involving the NEOs.

In addition, the CD&A explains how our executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of our compensation programs:

 ✓ compensation principles

 ✓ cash compensation

 ✓ long-term incentive compensation

✓ other compensation components and considerations (including retirement benefits and deferred compensation)

Executive Summary

Stockholder Support for our Compensation Programs

The committee continuously evaluates the degree to which our compensation programs link pay to performance and support the evolution of objectives that underpin our strategy and the related implication for human capital planning. In particular, the committee takes steps to ensure that the programs encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and that the metrics included in both our annual and long-term incentive compensation plans complement each other to create a balanced focus on year-over-year improvement and sustainable long-term value creation. Each year the committee sets rigorous and challenging performance targets aligned to these company goals. We continue to believe that growth in revenue, new business bookings, adjusted earnings before interest and taxes ("EBIT") and adjusted net income (each

as defined on pages 43 and 44) are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value. We also believe that our transformation, client satisfaction and ESG objectives are important leading indicators of the company's transformation progress, long-term value, ability to cultivate a diverse and inclusive culture with purpose, and future success.

At our 2021 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2021 NEOs by a vote of approximately 82%. While we believe this result reflected continued support for our compensation programs, it represented a decrease against the fiscal year 2020 vote of approximately 90%. Our committee sought to better understand these trends and directly engaged with our investors. Our fiscal year 2021 goals were established to reflect ADP's financial expectations and assumptions at the time they were

Compensation Discussion and Analysis

set in July 2020. As this occurred during the midst of the pandemic, the financial targets that we set were lower than the prior year and we did not anticipate the better-than-expected recovery and outperformance that followed for ADP. Consistent with the committee's long-standing methodology in setting such goals, no discretionary adjustments were made to our ultimate payout. As a result, the payout reflected the formulaic outcome and we understand that certain investors did not view this outcome favorably. This situation, however, did not recur for fiscal year 2022, as our financial targets were set above our fiscal year 2021 actual results.

Informed by additional feedback on the linkage between executive performance and stockholder value, the committee undertook a holistic evaluation of the company's compensation program. The committee retained the basic

foundation of our overall compensation program during fiscal year 2022, but made certain changes for fiscal year 2023, as described more fully in this CD&A. These changes are intended to ensure that the overall program balances the need to drive the right management behavior, retain key talent and align to the interests of our stockholders.

Fiscal Year 2022 Organizational Updates

In January 2022, Ms. Black transitioned from president, worldwide sales and marketing, to a newly created role of president, ADP. In this new position, Ms. Black has responsibilities for sales, marketing, and all business operations. To support her in this expanded capacity, John Ayala was appointed to the newly created role of chief operating officer and reports to Ms. Black. Mr. Ayala has responsibility for our business units on a global basis.

Fiscal Year 2022 Business Highlights

Our Strategic Pillars. Our business strategy is based on three strategic pillars, which are designed to position us as the global market leader in human capital management ("HCM") technology and services:



Our Strategic Pillars		
HCM Solutions	**HRO Solutions**	**Global Solutions**

- Grow a complete suite of cloud-based HCM solutions **(HCM Solutions)**

- Grow and scale our market-leading HR outsourcing solutions **(HRO Solutions)**

- Leverage our global presence to offer clients HCM solutions wherever they do business **(Global Solutions)**

Compensation Discussion and Analysis

ADP delivered financial results and performance exceeding its expectations on multiple fronts for fiscal year 2022:

HIGHLIGHTS

$16.5 billion in revenue

15% Earnings Per Share Growth to **$7.00** for the year

Record level of over $2 billion in new business bookings

990K+ clients globally, up 7% year over year

Over 39 million workers paid across 140 countries and territories and **1 in 6 U.S. workers paid**

STOCKHOLDER FRIENDLY ACTIONS

$3.6 billion in cash returned to stockholders

> **$1.7 billion** Dividends
> **$2.0 billion** Share Repurchases

47 Consecutive Years of Dividend Increases

INNOVATION

Significant progress on the roll-out of a new unified user experience ("UX") across our strategic products and solutions

> **Transitioned hundreds of thousands of clients**, generating positive feedback from this transition to even more intuitive HCM workflows

Expanded DataCloud capabilities including Global Insight Dashboard for multinational clients, as well as enhanced Diversity, Equity, and Inclusion ("DEI") capabilities **to better enable clients to improve on DEI matters**

Several enhancements to Wisely program including launch of Bill Pay, self-enrollment, full digital wallet capability, and more deeply integrated Earned Wage Access solution, **all of which combine for a more frictionless and more powerful experience for workers**

Awarded an unprecedented seventh consecutive top HR product award at annual HR Tech conference

We are the leading provider of cloud-based HCM technology solutions to employers around the world. Through our extensive suite of products, coupled with industry and compliance expertise, we help our clients navigate a highly dynamic world of work in order to give them peace-of-mind and reduce the time and effort they allocate to non-core tasks. This, in turn, allows our clients to better focus on what matters most to them – running their businesses.

Over the decades since pioneering our industry, we have reshaped HCM time and again by continuously innovating across our technology platforms and service solutions. Our commitment to innovation is continuous amid challenging business and operating environments – whether it be a global recession or bull market, an international conflict or global pandemic. We believe businesses, our clients, serve as a force for progress, and we remain committed

to rethinking a better, more personalized world at work to help our clients and their workers achieve their full potential. That commitment underpins our drive to innovate across our portfolio in order to deliver sustainable, profitable growth.

In this context, ADP remained focused on delivering exceptional value to our clients in fiscal year 2022. The dedication and resilience demonstrated by our associates resulted in revenue and earnings growth that was consistently ahead of our own expectations. Our strong top-line revenue growth, balanced with solid margin performance, drove earnings per share ("EPS") growth of 15%. Other key business drivers such as new business bookings and client retention reached impressive levels and our overall results, together with our focus on sound

Compensation Discussion and Analysis

capital allocation, have served to further strengthen our business model with high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our strategy continues to be the same -- leverage the strength of our model to reinforce our competitive position by, first and foremost, reinvesting in the business. We believe that balancing investments in innovative solutions, client service tools, and distribution is critical in strengthening our market-leading offerings. We supplement these investments through a disciplined approach to M&A. This focus on delivering top-line revenue growth, while also improving the efficiency and effectiveness of our operations, is complemented by a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

Excellent execution across our business, together with our steady investments in sales, product, technology, and our digital transformation, have positioned us favorably to support the creation of long-term stockholder value by balancing top-line revenue growth with margin improvement to drive EPS growth. As we look ahead to fiscal year 2023 and beyond, we are focused on market-leading innovation, further simplification of our product portfolio, continued digital transformation and an unwavering commitment to best-in-class service.

2022 Incentive Compensation Performance Metrics

Our financial performance impacted the compensation of our executive officers in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program.

Performance for all metrics, including the transformation, client satisfaction and ESG objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time that targets were set.

The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2022 revenue growth, new business bookings growth, and adjusted EBIT growth as well as transformation, client satisfaction and ESG objectives.

These fiscal year 2022 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance ADP set in July 2021 for fiscal year 2022 and reflect ADP's expectations and assumptions at that time.

Details with regard to the transformation, client satisfaction and ESG objectives are provided on page 55 and the financial goals and performance results are summarized below.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	7.2%	10.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth[1]	17.9%	18.4%
Adjusted EBIT Growth[2]	8.1%	15.2%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

1   *For fiscal year 2022, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.*

2   *Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2022 and 2021.*

Compensation Discussion and Analysis

For fiscal year 2022, our NEOs received cash bonuses that averaged 155.1% of target.

The incentive compensation under our PSU program was based on adjusted net income growth for fiscal year 2022. Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set.

The adjusted net income goal was established consistent with the committee's long-standing methodology in setting such a goal and as such, aligns to the financial earnings guidance ADP set in July 2021 for fiscal year 2022 and reflects ADP's expectations and assumptions at that time.

PSU Program Measure	Program Target	Program Result
Adjusted Net Income Growth[1]	8.1%	16.4%, excluding the impacts of: • Foreign currency fluctuations in excess of the fluctuations assumed in the target • Asset write downs related to vacating certain leases early of $9.6 million and unplanned asset impairments of internally developed and purchased software of $9.5 million • A reversal of an accounts receivable write-down adjustment recorded in fiscal year 2020 which was incremental to the normal and customary accounts receivable reserve methodology

1   *Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2022 and 2021.*

A payout percentage of 150% was achieved under our PSU program as a result of our fiscal year 2022 adjusted net income growth. This payout percentage would have been achieved even in the absence of the predetermined categories of adjustments reported in the table above. This payout percentage applies to year 1 of the fiscal year 2022 award, to year 2 of the fiscal year 2021 award and to year 3 of the fiscal year 2020 award. These awards will be earned and issued following the end of the corresponding three-year performance period ending in fiscal years 2024, 2023 and 2022, respectively.

The end of fiscal year 2022 marked the end of the three-year performance period for PSU awards granted in fiscal year 2020. Based on the average of the three fiscal years, these awards earned a payout percentage of 117%.

As described in the table below, the payout percentages achieved for each of the individual three fiscal years in the applicable performance period are averaged to obtain the award level earned and issued as a percentage of target.

PSU Award	Annual Achievement Percentage			Award Payout	Payout Date
	Year 1	Year 2	Year 3		
FY'20	50%	150%	150%	117%	September 2022
FY'21	150%	150%	TBD	TBD	September 2023
FY'22	150%	TBD	TBD	TBD	September 2024

Compensation Discussion and Analysis

Elements of Compensation

The committee determines the compensation of our chief executive officer and all other executive officers. When making decisions related to officers, including the NEOs (other than our chief executive officer), the committee considers recommendations from the chief executive officer as well as guidance from its independent compensation consultant. The following table summarizes the major elements of our fiscal year 2022 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, competitive compensation data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve company-wide, business unit and transformation, client satisfaction and ESG performance goals	Payment based on achievement of company-wide, business unit and transformation, client satisfaction and ESG performance goals
Performance-Based Stock Unit ("PSU") Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	Awards based on target growth in adjusted net income, with earned shares issued following applicable performance period
Stock Options	To align the interests of executive officers with long-term stockholders' interests and ensure that realized compensation occurs only when there is a corresponding increase in stockholder value	Granted annually and vesting over four years. Realized value of award is based on stock price appreciation following the date of grant over a ten-year term
Time-Based Restricted Stock Awards	To attract and retain executive officers	Awarded on a limited, non-recurring basis to attract and recruit new talent and for long-term retention of critical executives, as well as part of management succession planning

Compensation Discussion and Analysis

The tables below illustrate the alignment between company performance and the incentive compensation paid to Mr. Rodriguez for fiscal year 2022. In the case of PSUs, the table reflects a payout of 117% based on the average of the annual achievement percentages of 50%, 150% and 150% for the three-year performance period comprised of fiscal years 2020, 2021 and 2022, respectively.





The following is a summary of fiscal year 2022 total direct compensation for our NEOs:

Name	Base Salary	Annual Bonus	PSUs[3][4]	Stock Options[3]	Restricted Stock[5]	Total
Mr. Rodriguez	$1,164,200	$3,627,600	$9,813,500	$5,800,000	$0	$20,405,300
Mr. McGuire[1]	$603,173	$1,306,040	$1,587,400	$420,000	$2,035,200	$5,951,813
Ms. Black	$709,000	$1,558,000	$3,272,100	$1,020,000	$0	$6,559,100
Mr. Ayala	$658,600	$1,363,300	$3,022,100	$1,020,000	$0	$6,064,000
Mr. Weinstein	$618,000	$962,800	$2,596,700	$1,020,000	$0	$5,197,500
Ms. Winters[2]	$168,350	$0	$2,795,600	$1,020,000	$0	$3,983,950

Footnotes:

1 *Mr. McGuire's salary was paid in his home country currency of Canadian dollars (CAD) and his salary amount has been converted to USD based on the average daily exchange rate for fiscal year 2022 of .790000 (CAD to USD). Mr. McGuire's annual bonus has been converted from Canadian dollars (CAD) to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD), in accordance with the company's standard policy for globally mobile associates under the company's annual cash bonus plan.*

2 *Ms. Winters' salary reflects amounts paid through her last day of employment of September 30, 2021. Ms. Winters was not eligible for a bonus for fiscal year 2022.*

3 *Equity amounts are the grant date fair values for fiscal year 2022, which are the same amounts disclosed in the "Summary Compensation Table for Fiscal Year 2022" on page 63 of this proxy statement. Amounts are rounded for ease of presentation.*

4 *Only the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set is reported. Accordingly, the amounts for the PSU awards represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2022, 2021 and 2020, respectively.*

5 *Mr. McGuire's restricted stock award, granted in the form of restricted stock units (as he was an international participant at time of grant), was made in connection with his promotion to chief financial officer. The actual grant date fair value differs slightly from the award target amount of $2,100,000 as it was calculated in accordance with FASB ASC Topic 718 and reflects a discount for no dividend payments during the vesting period.*

Compensation Discussion and Analysis

Good Governance and Best Practices

We are committed to ensuring that our compensation programs reflect principles of good governance.

What we do

✓ **Pay for performance:** We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and to link executive performance to stockholder value.

✓ **Annual say-on-pay vote:** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.

✓ **Clawback policy:** ADP's Clawback Policy allows for the recovery of both cash and equity incentive compensation from any current or former executive who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud or conduct contributing to any financial restatements or irregularities.

✓ **Stock ownership guidelines:** We maintain stock ownership guidelines to encourage equity ownership by our executive officers. Mr. Rodriguez's stock ownership guideline is six times his base salary. The other NEOs have a stock ownership guideline of three times base salary. Executive officers whose ownership levels are below target ownership levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of restricted stock or received under our PSU program.

✓ **Limited perquisites:** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.

✓ **Double trigger change in control payments:** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.

✓ **Independence of our compensation and management development committee and advisor:** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

✓ **Equity plan best practices:** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.

✓ **Stockholder engagement:** As described under "Fiscal Year 2022 Stockholder Engagement" on page xiii of this proxy statement, our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

Compensation Discussion and Analysis

What we don't do

- ✘ ***No-hedging policy:*** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.
- ✘ ***No-pledging policy:*** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.
- ✘ ***No repricing of underwater stock options without stockholder approval:*** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.
- ✘ ***No discount stock options:*** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.
- ✘ ***No IRC Section 280G or 409A tax gross-ups:*** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.
- ✘ ***No current dividends on unearned PSUs:*** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

Looking Forward

In fiscal year 2022, the committee conducted an in-depth review of the overall incentive structure and approved changes to the long-term incentive ("LTI") design for our executive officers for fiscal year 2023. The new design was informed by investor commentary and observations as well as input from the committee's independent compensation consultant.

Under the new design, LTI is delivered in a mix of 75% PSUs and 25% restricted stock units ("RSUs"). In the prior design, PSUs represented 60% and 70% of total LTI for our CEO and other NEOs, respectively, with the remainder delivered via stock options. The new mix is intended to provide consistency among our NEOs, increase the focus on performance-based awards, more closely align with peer group most prevalent practices, and more strongly support talent retention objectives by reducing the impact of stock price volatility on realizable value.

In addition to the change in LTI mix, we also changed the performance metrics in the PSU plan to create better balance. Under the prior design, adjusted net income was used as the sole metric and there was a cap on payout at the target number of shares if 3-year total shareholder return ("TSR") was negative. The new design retains adjusted net income, weighted 67%, as well as the TSR-based payout cap and adds revenue excluding zero-margin benefits pass-throughs, weighted 33%. We believe the addition of a revenue growth metric, coupled with adjusted net income growth, promotes focus on both the top line and bottom line performance of the business. The new revenue metric differs materially from that used in our annual cash bonus plan which includes zero-margin benefits pass-throughs.

The new design also adds relative TSR as a metric that modifies the final payout based on our 3-year TSR performance versus the S&P 500 companies. The S&P 500 was chosen because the index consists of a broad group of companies that represent investors' alternative capital investment opportunities, thereby aligning the PSU payout opportunity to the long-term investment experience of our stockholders. Last, in reflection of the increased performance focus of the overall LTI program and to align with the most prevalent practice among our peers and broader industry, as well as to encourage our executives to achieve stretch goals, we increased the maximum PSU payout opportunity from 150% of the target shares to 200%, while capping the payout to 100% if our company's three-year TSR is negative.

Compensation Discussion and Analysis

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance
2	closely aligned with the short-term and long-term financial, transformation, client satisfaction and ESG objectives that build sustainable long-term stockholder value
3	competitive, in order to attract and retain executives critical to our long-term success
4	consistent with high standards of corporate governance and best practices
5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

Our compensation programs are designed so that target pay reflects relative levels of responsibility among our key executives, and such that the proportion of pay tied to operating performance and changes in stockholder value varies directly with the level of responsibility and accountability to stockholders. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has ranges for base salaries, total annual cash compensation and annual equity grants based on market competitive levels. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

We design our performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may be above or below targeted levels depending on the overall performance of the company, performance of a business unit and achievement of performance goals that support our strategy. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve desired results. We also believe that it is important for our executive officers to have an ongoing long-term investment in the company as outlined on page 61 of this proxy statement under "Stock Ownership Guidelines."

We have a clear strategy to maximize sustainable long-term stockholder value that includes balancing growth, profitability and risk, with clear financial goals that allow us to continue to innovate technologically and expand globally. Each year the committee sets rigorous and challenging performance measures aligned to these objectives. We continue to believe that growth in revenue, new business bookings, adjusted EBIT and adjusted net income are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value.

In fiscal year 2022, we continued to engage with our investor community. We contacted stockholders representing nearly half our shares outstanding and we discussed our strategy, corporate governance and executive compensation programs with stockholders representing over 30% of our shares outstanding.

To date, the feedback from these engagements have been very positive. While we do receive certain institution-specific observations of pay practices from time to time (which we are implementing for fiscal year 2023 onward as set forth in greater detail in "Looking Forward" above), we observed that these investors are broadly supportive of the linkage of our performance measures to our executive compensation programs. As described under "Fiscal Year 2022 Stockholder Engagement" on page xiii of this proxy statement, we continue to engage with our stockholders on our executive compensation programs and we look forward to maintaining this ongoing dialogue as well as incorporating feedback into our plans as appropriate.

Compensation Discussion and Analysis

Growth in revenue, adjusted EBIT and new business bookings are important performance measures in annual cash bonus determinations, and adjusted net income is used to determine the number of shares earned in a performance period under our PSU program. These performance criteria were chosen for the variable incentive plans because they focus our executive officers on the company's long-term goals of increasing the growth and profitability of our business, which are the key drivers of sustainable increases in stockholder value.

Consistent with our pay-for-performance philosophy, our NEOs' compensation is structured with a significant portion of their total compensation at risk. This at-risk compensation includes long-term incentive awards, which are paid based on the performance of the company as a whole, and annual cash bonuses, which are paid on the basis of the bonus objectives established by the committee as described below under "Fiscal Year 2022 Target Bonus Objectives."

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2022 was designed to deliver the following approximate proportions of total compensation to Mr. Rodriguez, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved. The target pay mix reflects the PSU target award based on the three-year target opportunity. Mr. Rodriguez's higher portion of at-risk compensation reflects his greater responsibility for overall company performance.



CEO
- 6%
- 13%
- 81%

Base Salary · Annual Cash Bonus · LTI



OTHER NEOs
- 14%
- 15%
- 71%

Base Salary · Annual Cash Bonus · LTI

Compensation Consultant

The committee has engaged FW Cook to provide assistance with the design of our compensation programs, the development of comparative market-based compensation data for the chief executive officer position and the determination of the chief executive officer's target compensation awards. The specific matters on which FW Cook provided advice in fiscal year 2022 were the market trends and regulatory developments in executive compensation and the design of executive compensation programs and practices, including the changes to chief executive officer pay levels and reviewing long-term incentive guidelines for all eligible levels. In June 2021, FW Cook delivered to our committee the results of a competitive assessment of compensation for use in determining fiscal year 2022 target compensation for Mr. Rodriguez. FW Cook also examined the mix of

proposed PSU awards and stock option grants for our NEOs for fiscal year 2022 and confirmed that the proposals for the NEOs were reasonable and customary, given the company's size and structure. In addition, in January 2022, FW Cook reviewed the company's executive compensation peer group and recommended no changes to the peer group for fiscal year 2023. In April 2022, FW Cook reviewed and provided input on the new LTI design for fiscal year 2023 described above under "Looking Forward."

As part of its ongoing support to the committee, FW Cook also reviews executive compensation disclosures (including this CD&A), reviews and provides comments on changes to the committee's charter, advises on emerging trends and the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings. In addition, our

Compensation Discussion and Analysis

nominating/corporate governance committee engaged FW Cook to review the design and competitiveness of our non-employee director compensation program.

The committee determined that the work of FW Cook did not raise any conflicts of interest in fiscal year 2022. In making this assessment, the committee considered the independence factors enumerated in Rule 10C-1(b) under the Securities Exchange Act of 1934, as amended, and applicable Nasdaq listing standards, including the level of fees received from the company as a percentage of FW Cook's total revenue, the policies and procedures employed by FW Cook to prevent conflicts of interest, the fact that FW Cook does not provide any other services to the company (other than the director compensation program review), and whether the individual FW Cook advisers to the committee own any stock of the company or have any business or personal relationships with members of the committee or our executive officers.

Compensation Review and Determination

ADP uses a customized peer group to benchmark our executive officers' pay levels and our financial performance in connection with pay-for-performance evaluations, as well as our practices concerning equity compensation and other executive compensation programs. The customized peer group was developed with assistance from FW Cook based upon the following criteria: comparable business model, company size, executive talent sources, competition for investor capital, companies considered by our investors to be our peers, and overall reasonableness. In connection with its annual review of the company's peer group, the committee made changes for fiscal year 2022 to ensure that our peer group remains appropriate from the perspectives of business model comparability, revenue and market capitalization. DXC Technology and Thomson Reuters were removed due to expected changes in business fit and size, following certain divestitures. Intuit was added as it competes with ADP in payroll services and has grown to become a comparably sized company. These changes result in a 17-company peer group for fiscal year 2022.

Fiscal Year 2022 Compensation Peer Group		
Accenture plc	Fidelity National Information Services, Inc.	Omnicom Group Inc.
Aon plc	Fiserv, Inc.	PayPal Holdings, Inc.
CGI Inc.	Intuit Inc.	Salesforce.com, Inc.
Cognizant Technology Solutions Corp.	Leidos Holding, Inc.	TE Connectivity Ltd.
Discover Financial Services	Marsh & McLennan Companies, Inc.	Visa Inc.
eBay Inc.	MasterCard Incorporated	

In benchmarking the total cash and long-term incentive compensation for the NEOs, the committee reviewed the market compensation data from the customized peer group at its June 2021 meeting. The committee considered that, compared with the peer group, the company compares at the 49th and 56th percentiles, respectively, regarding revenue and market capitalization. Based on the four most recently reported quarters as of April 30, 2021, revenue among companies in the peer group ranged from approximately $5.9 billion to $45.7 billion, and market capitalization ranged from approximately $14.3 billion to $498.1 billion. The committee also considered third-party survey data (including the Radford Global Technology Survey, the Towers Watson® U.S. General Industry Executive Database,

the Hewitt Associates® Executive Total Compensation by Industry Survey and the Equilar Inc.® Top 25 Database) as reference points to understand general industry compensation practices.

The committee examines compensation summaries detailing the amounts and mix of base salary, cash bonus, and long-term equity incentives for each of our NEOs, which compare the amounts and mix to competitive compensation practices. We generally target base salary, annual cash bonus and long-term equity incentives at the median of competitive compensation levels, but we will set individual executive targets above or below the median when warranted in the judgment of the committee.

Compensation Discussion and Analysis

The degree to which target compensation for an executive ranges above or below the median competitive rate is primarily based on each executive's skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with more experience in their roles may be positioned higher in the range. The competitive positioning of Mr. Rodriguez's target compensation compares slightly above the median of our customized peer group.

Differences in Compensation of Our NEOs

The committee approved the pay mix for our chief executive officer, which is designed to be competitive when measured against the pay packages of other chief executive officers as indicated by the compensation study.

We have found that due to the broad responsibilities and the experience required for the chief executive officer position, compensation for chief executive officers in public companies that are similar in size to ours is significantly higher than compensation for their other NEOs.

When determining the compensation level for each of our executive officers, the committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level of that individual compensation element for each executive officer would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, competitive compensation practices data, and comparison to other company executives.

Based on these criteria, our NEOs received annual salary increases in fiscal year 2022, as summarized in the table below.

Named Executive Officer (NEO)	Fiscal Year-End 2021 Salary	Fiscal Year-End 2022 Salary	Increase
Mr. Rodriguez	$1,130,250	$1,164,200	3.0%
Mr. McGuire	$447,535	$650,577	45.4%
Ms. Black	$600,000	$800,000	33.3%
Mr. Ayala	$600,000	$700,000	16.7%
Mr. Weinstein	$600,000	$618,000	3.0%
Ms. Winters	$653,800	$673,400	3.0%

Mr. McGuire's salary was paid in his home country currency of Canadian dollars (CAD) for fiscal years 2021 and 2022 and his salary amounts have been converted to USD based on the average daily exchange rate for fiscal year 2022 of .790000 (CAD to USD). Mr. McGuire's salary increased by 3.0%, effective July 1, 2021, and subsequently by 41.1%, effective October 1, 2021, in connection with his appointment as chief financial officer. Ms. Black's salary increased by 3.0%, effective July 1, 2021, and subsequently by 29.4%, effective January 1, 2022, in connection with her appointment as president, ADP. Mr. Ayala's salary increased by 3.0%, effective July 1, 2021, and subsequently by 13.3%, effective January 1, 2022, in connection with his appointment as chief operating officer.

Compensation Discussion and Analysis

Annual Cash Bonus

Overview

We paid our NEOs cash bonuses for fiscal year 2022 based on the attainment of financial, transformation, client satisfaction and ESG performance goals established at the beginning of the fiscal year. All of the company's goals are objectively measurable and were established consistent with the committee's long-standing methodology in setting such goals. These fiscal year 2022 goals align to the financial earnings guidance ADP set in July 2021 for fiscal year 2022 and reflect ADP's expectations and assumptions at that time. For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. For fiscal year 2022, these target bonus percentages ranged from 100% to 200% of base salary for the NEOs. We also assign a percentage value to each bonus component of each NEO's annual cash bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our NEOs with a strong incentive to exceed the targets. The maximum bonus payment for our NEOs is 200% of the target bonus level. There is no minimum payment level, and no bonus is payable if threshold performance goals are not achieved.

The committee establishes and approves annual target bonus objectives and award opportunities for each of our NEOs. In making these determinations, the committee considers a variety of factors, including market data, each officer's relative level of responsibility, and the chief executive officer's recommendations for executives other than himself. Our NEOs participated in the discussions surrounding their bonus objectives so that they could provide input and understand the expectations of each bonus plan component, but they did not participate in the setting of the target bonus award opportunities nor did they participate in the committee's voting or deliberations regarding their individual compensation amounts. Each NEO receives a final version of his or her individualized bonus plan after it is approved by the committee. Except in extraordinary circumstances, bonus objectives are not modified during the fiscal year, and no bonus objectives were modified for fiscal year 2022.

The committee reviews the performance of each of our NEOs relative to his or her annual fiscal year bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the committee determines and approves the annual cash bonuses for our executive officers.

NEOs' Fiscal Year 2022 Bonuses

Our fiscal year 2022 annual cash bonus plan measures consisted of (i) revenue growth, weighted at 20%, (ii) new business bookings growth, weighted at 20%, (iii) adjusted EBIT growth, weighted at 20%, (iv) company transformation objectives, weighted at 20%, (v) client satisfaction (net promoter score and client retention targets), weighted at 10%, and (vi) ESG objectives (diversity & inclusion and environmental footprint targets), weighted at 10%. Fiscal year 2022 target bonuses were the same as a percentage of base salary as in fiscal year 2021 for Mr. Rodriguez and Mr. Weinstein. The target bonus percentage for Mr. McGuire increased from 80% to 150% and for each of Ms. Black and Mr. Ayala increased from 100% to 150%, to align closer to market for their new roles, effective at the time of their appointments and prorated accordingly for fiscal year 2022.

Compensation Discussion and Analysis

Following the conclusion of fiscal year 2022, the committee assessed the performance of the company and the strategic progress realized for the 2022 fiscal year against the NEOs' bonus objectives. The approved annual cash bonuses are as follows:

Named Executive Officer (NEO)	Target Bonus as % of Base Salary	Target Bonus Amount	Maximum Bonus as % of Target	Actual Bonus Amount	Bonus Amount as % of Target
Mr. Rodriguez	200%	$2,328,400	200%	$3,627,600	155.8%
Mr. McGuire[1]	132.5%	$856,221	200%	$1,306,040	152.5%
Ms. Black	125%	$1,000,000	200%	$1,558,000	155.8%
Mr. Ayala	125%	$875,000	200%	$1,363,300	155.8%
Mr. Weinstein	100%	$618,000	200%	$962,800	155.8%

1   Mr. McGuire's target and actual bonus have been converted from Canadian dollars (CAD) to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD), in accordance with the company's standard policy for globally mobile associates under the company's annual cash bonus plan.

Fiscal Year 2022 Target Bonus Objectives

The table below indicates the degree to which each target bonus objective for our NEOs was satisfied. The percentage of target bonus paid to each NEO is calculated as a weighted average of the percentages achieved for each individual objective.

The bonus objectives were designed to reward outcomes that are aligned with the key components of our financial and strategic success, the degree to which the NEOs have responsibility for overall company performance or individual business unit results, and to provide a set of common objectives that facilitate collaborative engagement throughout the company.

Mr. McGuire's target weights are slightly different for fiscal year 2022 due to his role as president, employer services international, prior to his appointment as chief financial officer, in which he was also measured on his business unit financial metrics. For the period as president, employer services international, Mr. McGuire was measured on the business unit EBIT, retention and new business, each weighted 1.5%, that achieved 102.2%, 111.9% and 76.5% of target, respectively. As such, the company objectives of revenue growth, new business bookings growth and adjusted EBIT growth, are each weighted 18.5% for Mr. McGuire.

Compensation Discussion and Analysis

The committee established the following objectives for our NEOs in 2021, and the formulaic achievement levels for fiscal year 2022 are as follows:

Annual Bonus Plan Performance Measures	Weight	Threshold	Target	Stretch	Actual	Achievement
Revenue Growth	20%	4.2%	7.2%	10.2%	10.9%	200.0%
New Business Bookings Growth	20%	10.9%	17.9%	24.9%	18.4%	107.1%
Adjusted EBIT Growth[1]	20%	3.1%	8.1%	13.1%	15.2%	200.0%
Transformation						
• Reduce low value contact per client	4%					123.8%
• Achieve digital sales goal	4%					133.3%
• Achieve client count percentage goal on Next Generation Solutions	4%					0.0%
• Achieve goal for percentage of revenues on strategic platforms	4%					135.3%
• Achieve goal for sales from newest products	4%					146.7%
Client Satisfaction						
• Improve client experience by demonstrating achievement of net promoter score goals	5%					100.0%
• Achieve client retention goal	5%	90.8%	91.3%	91.8%	92.1%	200.0%
ESG						
• Environmental: Increase percentage of paperless direct deposit paystubs	5%	84.0%	85.0%	87.0%	87.3%	200.0%
• DE&I: Improve the percentage of female executives	2.5%	33.1%	33.6%	34.6%	34.0%	140.0%
• DE&I: Improve the percentage of executives from underrepresented groups	2.5%	24.9%	25.4%	26.4%	26.1%	170.0%

1   *Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2022 and 2021.*

In setting target financial performance goals, we consider a variety of factors including our short- and long-range strategic plan, the annual budget reviewed by our board, and the guidance provided by management on key elements of financial performance. Achievement levels are, as a percentage of target, 50% for threshold performance, 100% for target performance, 200% for stretch performance, and 0% for below threshold performance. The targets for revenue growth and adjusted EBIT growth reflect an assumed impact of foreign currency fluctuations anticipated at the time the targets were established. For each metric described above, the award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds.

Transformation, client satisfaction and ESG objectives for our NEOs are aligned with our key strategic goals for fiscal year 2022 and are viewed as important leading indicators of our ongoing transformation, creation of long-term value and future success.

The targets for each objective are established to be challenging and rigorous and require strong performance for achievement. The targets are measurable, quantifiable goals. There is no subjectivity applied to the calculation of performance against these objectives. The calculation of performance is formulaic to reflect the proportionate level of achievement relative to the target. Targets for certain measures are considered confidential business information, disclosure of which could harm our operating performance or ability to compete.

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. For fiscal year 2022, long-term incentives were awarded in the form of PSUs and stock option grants. In special situations, we selectively award time-based restricted stock. The committee selected these awards because they ensure that the overall long-term incentive program is closely tied to changes in stockholder value and the degree to which critical operating objectives are attained and support our talent retention objectives.

For all of our NEOs, except our chief executive officer, we targeted a long-term incentive compensation mix of 70% PSU awards and 30% stock options for fiscal year 2022. The committee also approved a long-term incentive mix for the chief executive officer of 60% PSU awards and 40% stock options. For the composition and mix of LTI for fiscal year 2023, please see our discussion in "Looking Forward" in this CD&A.

The committee may also from time to time grant discretionary awards of time-based restricted stock to our executive officers. These awards are for special situations to assist us in the recruitment, promotion or retention of executive officers and are not considered in the target

allocation of total long-term incentive compensation between PSU awards and stock option grants. In fiscal year 2022, Mr. McGuire received a one-time time-based restricted stock unit award in connection with his promotion to chief financial officer, which is discussed below under "Time-Based Restricted Stock."

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive levels. We establish target long-term incentive award values and ranges for each executive level and set the midpoints of such ranges at the market median levels. The committee reviews the target award values and ranges annually to ensure that the resulting awards remain generally consistent with our median compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the target performance stock award and stock option grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Review and Determination" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

The target long-term incentive mix approved for fiscal year 2022 grants is shown in the following chart:





1   PSUs reflect the entire PSU target award based on the three-year target opportunity.

Compensation Discussion and Analysis

At its June 2021 meeting, the committee approved target awards of PSUs and stock options for all NEOs for fiscal year 2022, which were granted in September 2021. The committee also approved additional PSUs for Mr. McGuire, Ms. Black and Mr. Ayala at the time of the appointments to their new roles during fiscal year 2022 and these PSUs are

reflected in the long-term incentive mix for other NEOs in the chart above. The PSU awards (based on the three-year target opportunity) will be earned and issued following the end of the three-year performance period in fiscal year 2024. The PSUs and stock option grants for fiscal year 2022 are summarized in the table below:

Named Executive Officer (NEO)	Target PSU Award[1]	Stock Options[1]	Total
Mr. Rodriguez	$8,700,000	$5,800,000	$14,500,000
Mr. McGuire	$2,580,000	$420,000	$3,000,000
Ms. Black	$3,980,000	$1,020,000	$5,000,000
Mr. Ayala	$3,230,000	$1,020,000	$4,250,000
Mr. Weinstein	$2,380,000	$1,020,000	$3,400,000
Ms. Winters	$2,380,000	$1,020,000	$3,400,000

1   Amounts are rounded for ease of presentation.

PSU Awards

Our PSU program is based on financial objectives that are measured over a three-year performance period consisting of three one-year adjusted net income performance goals. We believe that the three-year PSU program will further the company's long-term financial goals by tying a substantial portion of the total compensation opportunity to multi-year performance and better promote talent retention by imposing a meaningful total vesting period. The fiscal year 2022 target award opportunity under the PSU program, which was granted in September 2021, will be earned and issued in September 2024 based upon the achievement of performance goals for fiscal years 2022, 2023 and 2024.

For purposes of our PSU awards, the performance goals and corresponding target award ranges are typically established and communicated to our executive officers (including the NEOs) in the first quarter of each respective fiscal year. After the conclusion of each fiscal year, the committee confirms the performance results and determines the award achieved for such fiscal year, as a percentage of target, based on these results by using linear interpolation between the lower and upper bounds of the applicable percentage range. Under the PSU program, after the end of the three-year performance period, the award levels achieved as a percentage of target for each of the individual three fiscal years in the applicable performance period will be averaged to obtain the overall award level

earned and issued as a percentage of target. However, notwithstanding the achievement of adjusted net income results, if the company's total stockholder return is not positive for the three-year performance period, the total number of PSUs awarded may not exceed 100% of the target award.

The PSU award earned will be credited with dividend equivalents from the grant date of the target award until the issuance date, assuming all dividends were reinvested in ADP stock at the time dividends are paid. The issuance of the total number of PSUs earned will be made in the form of shares of ADP stock in September following the conclusion of the three-year performance period.

Commencing with the fiscal year 2017 PSU awards, adjusted net income replaced earnings per share as the key performance metric used to calculate such awards. The committee implemented this change because, like earnings per share, adjusted net income holds management accountable for the execution of our growth strategy and our focus on profitability but, unlike earnings per share, is unaffected by our share repurchase program. By eliminating the impact of share repurchases on our performance, and accordingly, on the determination of payouts under the PSU program, the committee believes that the program fosters greater management objectivity with regard to alternative uses of excess capital and a stronger line of sight between operational performance and payout.

Compensation Discussion and Analysis

Our adjusted net income growth for fiscal year 2022, as described in further detail above under "2022 Incentive Compensation Performance Metrics," was 16.4%, which resulted in an earned award level for the fiscal 2022 performance year in the amount of 150% of target. This goal was established consistent with the committee's long-standing methodology in setting such a goal and as such, aligns to the financial earnings guidance ADP set in July 2021 for fiscal year 2022 and reflects ADP's expectations and assumptions at that time.

The following table shows the annual targets, results and award levels achieved for fiscal years 2020, 2021 and 2022, in each case as a percentage of target:

FY	Performance Metric[1]	Threshold	Target	Stretch	Actual	Achievement
2022	Adjusted Net Income Growth	3.1%	8.1%	13.1%	16.4%	150%
2021	Adjusted Net Income Growth	-20.7%	-14.7%	-8.7%	0.3%	150%
2020	Adjusted Net Income Growth	8.5%	11.5%	14.5%	8.5%	50%

1   *Refer to the table in Appendix A for a reconciliation from net earnings to adjusted net income for fiscal years 2022, 2021 and 2020.*

Award levels achieved for each fiscal year in the three-year performance period are, as a percentage of target, 50% for threshold performance, 100% for target performance, 150% for stretch performance, and 0% for below threshold performance. The award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds. Dividends are paid only with respect to shares of ADP stock that have been issued in connection with PSUs earned. The end of fiscal year 2022 marks the end of the three-year performance period for PSU awards granted in fiscal year 2020. Based on the average of the three fiscal years, these awards earned a payout percentage of 117%.

Stock Options

For fiscal year 2022, we granted stock options to our executive officers, which vest over four years. We determine target award ranges based on our annual review of our long-term incentive compensation programs. The committee determined and approved stock option grants for our chief executive officer as part of a review of his entire compensation package based on the guidance of its independent compensation consultant, FW Cook.

While the committee can consider a stock option grant at any time for our executive officers, stock option grants are generally made in September on the same date PSU awards are granted. Additional stock option grants may be made to assist us in recruiting, promoting or retaining executive officers. However, starting with fiscal year 2023, we are eliminating stock options from our long-term incentive compensation program in lieu of RSUs. For further details, please see "Looking Forward" in this CD&A.

Time-Based Restricted Stock

The committee may, from time to time, grant awards of time-based restricted stock to our executive officers. These grants assist us in the recruitment, promotion and retention of executive officers and, while used only occasionally, are important in building our leadership team and succession strategy. In fiscal year 2022, after careful consideration and extensive discussion, the committee approved a special time-based restricted stock unit award for Mr. McGuire with a grant value of $2,035,200. This award vests 50% on the first and second anniversaries of the grant date and is intended to recognize the new and increased responsibilities as chief financial officer, the importance of his role to the execution of the company's long-term strategy, and the criticality of retaining Mr. McGuire over the long term.

Compensation Discussion and Analysis

Other Compensation Components and Considerations

In addition to the compensation components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and health and welfare benefits available to our U.S. associates generally, we offer our executive officers retirement benefits, deferred compensation, limited perquisites, and change in control and severance protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All U.S. executive officers can participate in our 401(k) Plan, including our NEOs. Our NEOs, with the exception of Mr. McGuire and Ms. Winters, also participated in the Pension Retirement Plan, a tax-qualified, defined benefit, cash balance pension plan. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $.70 for every $1.00 up to 6% of eligible pay. The committee approved these changes in 2020 to align our retirement programs to the market.

In addition, Messrs. Rodriguez and Ayala participated in the Supplemental Officers Retirement Plan ("SORP"), a non-qualified, defined benefit plan which provides retirement benefits in excess of those generally available under the Pension Retirement Plan. The SORP was closed to new participants beginning in January 2014 and was frozen effective July 1, 2019, with no future accruals due to pay and/or service. As of July 1, 2019, Messrs. Rodriguez and Ayala were automatically enrolled in the Automatic Data Processing, Inc. Executive Retirement Plan ("ERP"), a non-qualified, defined contribution plan in which the other NEOs participate, and which provides supplemental retirement benefits in excess of amounts available under our tax-qualified pension and other retirement plans. Mr. McGuire participated in a Canadian excess plan similar

to the ERP during fiscal year 2022, but subsequently enrolled in the ERP upon his localization in the U.S. as of July 1, 2022.

Deferred Compensation

U.S. executive officers may defer all or a portion of their annual cash bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax-efficient way to save for retirement. The company does not match deferrals for its NEOs or otherwise contribute any amounts to the NEOs' deferred compensation amounts. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. In addition, the ADP Foundation makes contributions that match the charitable gifts made by our U.S. executive officers up to a maximum of $20,000 per calendar year.

Finally, company policy permits Mr. Rodriguez to use the company's aircraft for personal travel in order to maximize his business availability and productivity, provided that he reimburses the company for the aggregate incremental cost incurred by the company in connection with any such personal use.

In accordance with the company's standard policies available to all associates in the company's relocation program, Mr. McGuire and Ms. Black received tax reimbursement payments associated with relocation benefits and an expatriate assignment in the case of Mr. McGuire and a previous expatriate assignment in the case of Ms. Black.

Compensation Discussion and Analysis

Change in Control Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed to: (i) retain our corporate officers (including the NEOs) and (ii) align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them.

Our Change in Control Severance Plan for Corporate Officers is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control." Under this plan, our chief executive officer is entitled to severance equal to two times base salary and bonus upon termination of employment without cause or with good reason, while our other NEOs are entitled to severance equal to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the position. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. The chief executive officer has the greatest individual impact on our success and faces the greatest personal risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of all unvested equity awards would be accelerated under qualifying termination scenarios based on a "double-trigger" in which payments of cash and vesting of equity awards occur only if termination of employment without cause or by a participant for good reason occurs during the two-year period after a change in control.

Corporate Officer Severance Plan

ADP's Corporate Officer Severance Plan is for purposes of involuntary terminations other than for cause in the absence of a change in control. This plan is designed to: (i) attract and retain executive officers by a level of protection against involuntary job loss, (ii) provide an appropriate level of benefit to enable executive officers to transition to new employment, and (iii) secure restrictive covenants such as non-compete, non-solicitation, etc.

Our Corporate Officer Severance Plan is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control." Under a qualifying termination, executive officers receive 18 months of base salary continuation (24 months for the chief executive officer), prorated bonus for year of termination, and continuation of vesting of equity awards during the salary continuation period, subject to proration in respect of certain performance-based equity awards.

The severance formulas we use for executive officers are each designed to provide the level of temporary replacement income we feel is appropriate for that position.

Accounting and Tax Considerations

We consider accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Section 162(m) of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, generally limits the deductibility of certain compensation in excess of $1 million paid in any one year to any "covered employee." A "covered employee" under Section 162(m) is any employee who has served as our CEO, CFO or other NEO for tax years after December 31, 2016. Prior to the amendment, qualified performance-based compensation was not subject to this deduction limit if certain requirements were met. Under the Tax Cuts and Jobs Act of 2017, the performance-based exception has been repealed, unless compensation paid to any "covered employee" qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Historically, we strove to make only those cash and equity-based awards and grants that qualified as performance-based compensation or that we otherwise could deduct when determining our corporate taxes. We do not expect the disallowance of a deduction for compensation paid to our NEOs in excess of $1 million, as a result of these changes to Section 162(m), to significantly alter our compensation programs. The overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the pay component and the stockholder value that management and the committee believe the pay component reinforces.

Compensation Discussion and Analysis

Clawback Policy

We adopted a Clawback Policy in fiscal year 2015 that provides the committee with discretion to recover both cash and equity incentive compensation from all current and former executives. A recipient's award may be forfeited and required to be recovered, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

No-Hedging and No-Pledging Policy

Our insider trading policy prohibits all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities. The policy also prohibits all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan. Our insider trading policy is available online on our corporate website at *www.adp.com.* To access this document, click on "About ADP," then "Corporate Responsibility," "See Our Commitments" and then "Ethics."

Stock Ownership Guidelines

The committee has established stock ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the stock ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) consists of stock owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children).

Under our stock ownership guidelines, Mr. Rodriguez is expected to own an amount of our stock equal in value to six times his base salary and our other NEOs are expected to own an amount of our stock equal in value to three times their respective base salaries. Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of restricted stock or received under our PSU program. As of the end of fiscal year 2022, all NEOs met the stock ownership guidelines.

Compensation and Management Development Committee Report

The compensation and management development committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2022 proxy statement. Based on its review and discussions with management, the compensation and management development committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2022 proxy statement.

Compensation and Management Development Committee of the Board of Directors

Richard T. Clark, Chair
David V. Goeckeler
Francine S. Katsoudas
Thomas J. Lynch
Scott F. Powers

Compensation of Executive Officers

Summary Compensation Table for Fiscal Year 2022

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Carlos A. Rodriguez	2022	$1,164,200	$0	$9,813,507	$5,799,969	$3,627,600	$0	$421,816	$20,827,092
Chief Executive Officer	2021	$941,875	$0	$6,517,790	$5,099,999	$3,996,600	$0	$428,995	$16,985,259
	2020	$988,969	$0	$7,554,200	$5,099,990	$1,164,200	$2,652,132	$186,157	$17,645,648
Don McGuire	2022	$603,173	$0	$3,622,595	$419,976	$1,306,040	$0	$1,508,633	$7,460,417
Chief Financial Officer									
Maria Black	2022	$709,000	$0	$3,272,096	$1,019,999	$1,558,000	$0	$320,185	$6,879,280
President, ADP	2021	$592,501	$0	$1,809,479	$989,992	$1,060,800	$1,618	$495,874	$4,950,264
	2020	$550,350	$0	$3,828,048	$839,994	$237,800	$65,511	$118,698	$5,640,401
John C. Ayala	2022	$658,600	$0	$3,022,146	$1,019,999	$1,363,300	$0	$184,942	$6,248,987
Chief Operating Officer	2021	$592,501	$0	$1,809,479	$989,992	$1,060,800	$0	$160,801	$4,613,573
	2020	$550,350	$0	$3,828,048	$839,994	$293,800	$433,421	$85,088	$6,030,701
Donald Weinstein	2022	$618,000	$0	$2,596,714	$1,019,999	$962,800	$0	$177,385	$5,374,898
Corporate Vice President, Global Product and Technology	2021	$592,501	$0	$1,604,178	$989,992	$1,060,800	$2,248	$170,671	$4,420,390
	2020	$566,325	$0	$3,317,905	$689,983	$262,700	$42,395	$83,487	$4,962,795
Kathleen A. Winters	2022	$168,350	$0	$2,795,644	$1,019,999	$0	$0	$49,107	$4,033,100
Former Chief Financial Officer[7]	2021	$645,627	$0	$1,340,924	$989,992	$1,733,900	$0	$208,437	$4,918,880
	2020	$645,627	$1,250,000	$699,967	$899,994	$505,100	$0	$131,905	$4,132,593

(1) For fiscal year 2022, Mr. McGuire's salary was paid in his home country currency of Canadian dollars (CAD) and has been converted to USD based on the average daily exchange rate for fiscal year 2022 of 0.790000 (CAD to USD). For fiscal years 2021 and 2020, salaries reflect temporary reductions related to the COVID-19 pandemic, including a 50% voluntary pay cut for Mr. Rodriguez that started in April 2020 and ended in October 2020, and a 10% cut for the other NEOs, that started in May 2020 and ended in August 2020.

(2) For fiscal year 2020, reflects sign-on bonus Ms. Winters received in connection with being hired as chief financial officer in April 2019, paid six months after her start date.

(3) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal years 2022, 2021 and 2020 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ended June 30, 2022 included in our annual report on Form 10-K for the fiscal year ended June 30, 2022. The amounts shown in the Stock Awards column in respect of the performance-based stock unit awards ("PSU") reflect the grant date fair value of such awards based upon the probable outcome of the performance condition as of the grant date. The awards for fiscal year 2022 are comprised of PSU awards for all NEOs, and also include a time-based restricted stock unit award for Mr. McGuire. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSU awards for fiscal year 2022 represent the sum of (i) the grant date fair value of the third of three tranches of the PSU award that was granted in September 2019, (ii) the grant date fair value of the second of three tranches of the PSU award that was granted in September 2020 and (iii) the grant date fair value of the first of three tranches of the PSU award that was granted in September 2021, and additionally for Mr. McGuire, the grant date fair value of the first of three tranches of the PSU award that was granted in October 2021, and additionally for Ms. Black and Mr. Ayala, the grant date fair value of the first of three tranches of the PSU award that was granted in January 2022, in each case,

reflecting that the adjusted net income goal for the tranches was established in fiscal year 2022. The awards for fiscal year 2021 are comprised of PSU awards for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSU awards for fiscal year 2021 represent the sum of (i) the grant date fair value of the third of three tranches of the PSU award that was granted in September 2018, (ii) the grant date fair value of the second of three tranches of the PSU award that was granted in September 2019 and (iii) the grant date fair value of the first of three tranches of the PSU award that was granted in September 2020, in each case, reflecting that the adjusted net income goal for the tranches was established in fiscal year 2021. The awards for fiscal year 2020 are comprised of PSU awards for all NEOs, and also include time-based restricted stock awards for Ms. Black, and Messrs. Ayala and Weinstein. The amounts relating to the PSU awards for fiscal year 2020 represent the sum of (i) the grant date fair value of the third of three tranches of the PSU award that was granted in September 2017, (ii) the grant date fair value of the second of three tranches of the PSU award that was granted in September 2018 and (iii) the grant date fair value of the first of three tranches of the PSU award that was granted in September 2019, in each case, reflecting that the adjusted net income goal for the tranches was established in fiscal year 2020. Remaining portions of the fiscal year 2022 award will be linked to adjusted net income goals for fiscal years 2023 and 2024, respectively, and will be reported in the Summary Compensation Table in such fiscal years; the remaining portion of the fiscal year 2021 award will be linked to the adjusted net income goal for fiscal year 2023 and will be reported in such fiscal year. The grant date fair value of the PSU awards granted in fiscal years 2022, 2021, and 2020, respectively, assuming achievement of the maximum level of performance are: Mr. Rodriguez, $14,720,261, $9,776,685, and $11,331,300; Mr. McGuire, $2,381,055; Ms. Black $4,908,144, $2,714,219, and $2,742,237; Mr. Ayala, $4,533,219, $2,714,219 and $2,742,237; Mr. Weinstein, $3,895,071, $2,406,267 and $1,977,023; and Ms. Winters, $4,193,466, $2,011,386, and $1,049,951.

(4) *Performance-based bonuses paid under the annual cash bonus plan are shown in this column. A discussion of our annual cash bonus plan may be found in our Compensation Discussion and Analysis under "Cash Compensation-Annual Cash Bonus." Mr. McGuire's fiscal year 2022 annual cash bonus was earned in Canadian dollars and converted to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD), in accordance with the company's standard policy for globally mobile associates.*

(5) *Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan ("SORP"). Our SORP was frozen as of July 1, 2019. Therefore, actual accrued SORP benefits will not change going forward. However, the Change in Pension Value disclosed in column (h) will fluctuate from year-to-year, reflecting annual changes in the underlying discount rates and mortality rates. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the SORP provide benefits in the form of a lump sum and/ or an annuity. We calculated the present value as of June 30, 2019 based on the RP-2014 white collar mortality table with post-2006 improvements removed (projected generationally using scale MP-2018), a 3.25% interest crediting rate for the pension retirement plan, and a 3.4% discount rate; the present value as of June 30, 2020 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2019), a 3.25% interest crediting rate for the pension retirement plan, and a 2.45% discount rate; the present value as of June 30, 2021 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2020), a 3.25% interest crediting rate for the pension retirement plan, and a 2.55% discount rate; and the present value as of June 30, 2022 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2021), a 3.25% interest crediting rate for the pension retirement plan, and a 4.60% discount rate. For fiscal year 2022, the change in value decreased for Messrs. Rodriguez ($3,620,505), Ayala ($583,480), and Weinstein ($35,561), and for Ms. Black ($65,488), primarily driven by a change in the discount rate.*

(6) *Please refer to the "All Other Compensation for Fiscal Year 2022" table below for further information.*

(7) *Fiscal year 2022 compensation for Ms. Winters is reflected through her last day of employment with the company of September 30, 2021. She was not eligible for a fiscal year 2022 performance-based bonus under the annual cash bonus plan.*

Compensation of Executive Officers

All Other Compensation for Fiscal Year 2022

Name	Other Benefits[1]	Tax Payments[2]	Matching Charitable Contributions[3]	Total
Carlos A. Rodriguez	$401,816	$0	$20,000	$421,816
Don McGuire[4]	$578,052	$930,581	$0	$1,508,633
Maria Black	$249,198	$48,558	$22,429	$320,185
John C. Ayala	$174,692	$0	$10,250	$184,942
Donald Weinstein	$158,335	$0	$19,050	$177,385
Kathleen A. Winters	$49,107	$0	$0	$49,107

(1) Other Benefits include:

   (a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Rodriguez, $17,430; Mr. McGuire, $17,449; Ms. Black, $14,070; Mr. Ayala, $11,911; Mr. Weinstein, $30,505 (inclusive of $18,278 in vehicle repairs); and Ms. Winters, $5,045. For Mr. McGuire, reflects the combined cost to the company of leasing an automobile while on assignment in the United Kingdom, and leasing an automobile for one-month in the United States while planning for his localization to the country.

   (b) For Ms. Black and Mr. Weinstein, includes $200 (associate only) and $400 (associate and spouse) respectively of taxable gift cards related to achieving health and wellness goals under the company's Voluntary Wellness Program offered during calendar year 2021 (available to the company's associates generally). For Mr. McGuire, includes $1,892 related to the cost of an executive annual physical exam (available to the company's Canadian executives generally).

   (c) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Mr. Rodriguez, $17,850; Ms. Black, $17,850; Mr. Ayala, $17,850; Mr. Weinstein, $17,850; and Ms. Winters, $17,850. Company contributions pursuant to the Automatic Data Processing, Inc. Executive Retirement Plan ("ERP") for ERP participants (which include amounts that were earned for fiscal year 2022 but not yet credited to the participants' accounts): Mr. Rodriguez, $365,494; Ms. Black, $163,510; Mr. Ayala, $143,902; and Mr. Weinstein, $108,614. For Mr. McGuire, $163,963 related to company contributions to the Canadian Supplementary Excess Retirement plan (available to the company's Canada-based executives generally, including amounts that were earned for fiscal year 2022 but not yet credited to his account).

   (d) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Mr. Rodriguez, $1,042; Mr. McGuire, $1,223; Ms. Black, $1,042; Mr. Ayala, $1,029; Mr. Weinstein, $966; and Ms. Winters, $263.

   (e) For Mr. McGuire includes the following related to his expatriate assignment in the United Kingdom, with benefits that are in accordance with the company's standard policies and available to associates in the company's global long-term assignment program: housing, $161,248; global health care plan premium, $38,333; home leave travel, $28,200; goods and services allowance, $20,580; utilities allowance, $9,483; and long-term storage, $5,077. Total also includes $130,604 in vacation pay related to Mr. McGuire's bonus, which is pursuant to Canada's employment standards act.

   (f) For Ms. Black, includes expenses of $52,526 associated with the company's relocation program, which to the extent necessary, is available to all associates in the company's relocation program.

   (g) For Ms. Winters, includes $25,949 received in accrued unused vacation pay at the time of her departure from the company.

(h) *Personal travel on the company's aircraft by Mr. Rodriguez and his immediate family. Mr. Rodriguez's immediate family may also occasionally accompany him on the company's aircraft when he is traveling on company business. Pursuant to company policy as CEO, Mr. Rodriguez reimbursed the company for the amount of aggregate incremental cost incurred by the company in connection with any such personal use. Incremental cost is calculated by multiplying the personal flight time including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew travel expenses, including hotels, meals and transportation.*

(2) *For Mr. McGuire, reflects the incremental cost to the company of tax-related payments associated with his expatriate assignment in the United Kingdom that concluded at the end of fiscal year 2022. For Ms. Black, reflects the incremental cost to the company of tax-related payments associated with relocation benefits, including a previous expatriate assignment. Tax payments are in accordance with the company's standard policies and available to all associates in the company's relocation program.*

(3) *Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given US-based named executive officer's charitable contributions for that calendar year. Amounts may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, this table reflects matching charitable contributions for the fiscal year ended June 30, 2022.*

(4) *Unless otherwise noted, values for Mr. McGuire have been converted from CAD to USD or GBP to USD based on the average daily exchange rates for fiscal year 2022 of 0.790000 (CAD to USD) or 1.329077 (GBP to USD) respectively, depending on invoiced currency. The total related to the cash bonus vacation pay in footnote (1)(e) is converted to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD), in accordance with the company's standard policy for globally mobile associates, as it relates to the annual cash bonus plan.*

Compensation of Executive Officers

Grants of Plan-Based Awards Table for Fiscal Year 2022

Name	Grant Date[1]	Date of Corporate Action[1]	Plan Under which Grant was Made[2]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Carlos A. Rodriguez			Cash Bonus	$0	$2,328,400	$4,656,800							
	9/1/2021	8/4/2021	PSU[5]				7,507	15,014	22,521				$3,105,796
	9/1/2021	8/4/2021	PSU[6]				9,204	18,407	27,611				$3,807,741
	9/1/2021	8/4/2021	PSU[7]				7,010	14,019	21,029				$2,899,970
	9/1/2021	6/3/2021	Stock Options								175,597	$206.86	$5,799,969
Don McGuire			Cash Bonus[8]	$0	$856,221	$1,712,443							
	9/1/2021	8/4/2021	PSU[5]				790	1,580	2,370				$326,770
	9/1/2021	8/4/2021	PSU[6]				969	1,937	2,906				$400,688
	9/1/2021	8/4/2021	PSU[7]				790	1,579	2,369				$326,632
	10/1/2021	9/11/2021	PSU[9]				1,320	2,640	3,960				$533,280
	9/1/2021	6/3/2021	Stock Options								12,715	$206.86	$419,976
	10/1/2021	9/11/2021	TBRS							10,396			$2,035,225
Maria Black			Cash Bonus[10]	$0	$1,000,000	$2,000,000							
	9/1/2021	8/4/2021	PSU[5]				1,923	3,847	5,770				$795,721
	9/1/2021	8/4/2021	PSU[6]				2,779	5,558	8,338				$1,149,797
	9/1/2021	8/4/2021	PSU[7]				1,918	3,835	5,753				$793,308
	1/1/2022	11/30/2021	PSU[11]				1,081	2,163	3,244				$533,270
	9/1/2021	6/3/2021	Stock Options								30,881	$206.86	$1,019,999
John C. Ayala			Cash Bonus[10]	$0	$875,000	$1,750,000							
	9/1/2021	8/4/2021	PSU[5]				1,923	3,847	5,770				$795,721
	9/1/2021	8/4/2021	PSU[6]				2,779	5,558	8,338				$1,149,797
	9/1/2021	8/4/2021	PSU[7]				1,918	3,835	5,753				$793,308
	1/1/2022	11/30/2021	PSU[11]				575	1,149	1,724				$283,320
	9/1/2021	6/3/2021	Stock Options								30,881	$206.86	$1,019,999
Donald Weinstein			Cash Bonus	$0	$618,000	$1,236,000							
	9/1/2021	8/4/2021	PSU[5]				1,580	3,160	4,740				$653,609
	9/1/2021	8/4/2021	PSU[6]				2,779	5,558	8,338				$1,149,797
	9/1/2021	8/4/2021	PSU[7]				1,918	3,835	5,753				$793,308
	9/1/2021	6/3/2021	Stock Options								30,881	$206.86	$1,019,999
Kathleen A. Winters			Cash Bonus[12]	$0	$0	$0							
	9/1/2021	8/4/2021	PSU[5]				2,061	4,121	6,182				$852,539
	9/1/2021	8/4/2021	PSU[6]				2,779	5,558	8,338				$1,149,797
	9/1/2021	8/4/2021	PSU[7]				1,918	3,835	5,753				$793,308
	9/1/2021	6/3/2021	Stock Options								30,881	$206.86	$1,019,999

(1)   The grant dates shown in column (b) of the table were determined pursuant to FASB ASC Topic 718. The dates shown in column (bb) are the dates on which our compensation and management development committee set target award amounts under the PSU program and approved the Stock Option and TBRS award amounts.

(2)   PSU refers to our performance-based stock unit awards granted under our 2018 Omnibus Award Plan. Stock options were granted under our 2018 Omnibus Award Plan. TBRS refers to our time-based restricted stock and stock unit awards granted under our 2018 Omnibus award plan.

(3)   No payouts will be made if actual performance is below threshold level.

(4) We computed the grant date fair value of each PSU and TBRS award and option grant shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ending June 30, 2022 included in our annual report on Form 10-K for the fiscal year ended June 30, 2022.

(5) Consistent with the requirements of ASC Topic 718, the amount represents the third of three tranches of the PSU award that was granted in September 2019 for which the grant date fair value was established in September 2021. The units earned from this award will be paid out in September 2022.

(6) Consistent with the requirements of ASC Topic 718, the amount represents the second of three tranches of the PSU award that was granted in September 2020 for which the grant date fair value was established in September 2021. The units earned from this award will be paid out in September 2023.

(7) Consistent with the requirements of ASC Topic 718, the amount represents the first of three tranches of the PSU award that was granted in September 2021 for which the grant date fair value was established in September 2021. The units earned from this award will be paid out in September 2024.

(8) Mr. McGuire's bonus target has been converted from CAD to USD using the June 2022 mid-month exchange rate of 0.784691 (CAD to USD). His bonus target is pro-rated to reflect a 80% target of base salary for July 1, 2021 through September 30, 2021, and a 150% target of base salary for October 1, 2021 through June 30, 2022.

(9) Consistent with the requirements of ASC Topic 718, the amount represents the first of three tranches of the PSU award that was granted in October 2021 for which the grant date fair value was established in October 2021. The units earned from this award will be paid out in September 2024.

(10) Ms. Black's and Mr. Ayala's bonus targets are pro-rated to reflect a 100% target of base salary for July 1, 2021 through December 31, 2021, and a 150% target of base salary for January 1, 2022 through June 30, 2022.

(11) Consistent with the requirements of ASC Topic 718, the amount represents the first of three tranches of the PSU award that was granted in January 2022 for which the grant date fair value was established in January 2022. The units earned from this award will be paid out in September 2024.

(12) Ms. Winters is not eligible for a fiscal year 2022 bonus, based on her last day of employment with the company of September 30, 2021.

Restricted Stock/Performance Stock Units

We grant restricted stock under our 2018 Omnibus Award Plan ("2018 Omnibus Award Plan").

Restricted stock awards vest over periods determined by our compensation and management development committee (the "committee"). We also grant performance-based stock unit ("PSU") awards to our senior executives which vest based on financial objectives that are measured over a three-year performance cycle comprised of three one-year performance periods. If, after completion of the first measurement year of the three-year performance period, a participant's employment with the company is terminated prior to the expiration of the performance period due to death, disability or retirement (defined as voluntary termination of employment at or after age 65, or age 55 with 10 years of service), a participant will be entitled to receive a prorated portion (based on the number of completed months in the performance period through the date of termination of employment, divided by 36) of the PSUs earned for such performance period (which, in the case of death or disability, including any death or disability occurring after retirement, will be determined by assuming 100% achievement for each measurement year in the performance period not completed prior to the participant's death or disability).

Recipients of PSU awards will be entitled to receive dividends paid only with respect to shares of stock that have been earned. We require that executives agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant.

Compensation of Executive Officers

Restricted stock and PSU awards under our 2018 Omnibus Award Plan allow the committee to cause a recipient's award to be forfeited, and to require the recipient to pay to the company any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to the company's interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

For fiscal year 2022, we granted stock options under our 2018 Omnibus Award Plan with an exercise price equal to our closing stock price on the date of grant. Prior to the approval of the 2018 Omnibus Award Plan by our stockholders in November 2018, we granted stock options under our previous amended and restated 2008 Omnibus Award Plan (the "Prior Plan").

No option may be exercised after the expiration of its ten-year term, and awards generally vest over a 4-year period. We require that executives agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant.

Stock options granted under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) become fully vested and exercisable upon the death or disability of an option holder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with 10 years of service ("Normal Retirement"), or (iii) retired in the previous twelve months on or after age 55 with between five and 10 years of service. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) may generally be exercised for up to 60 days following an option holder's termination of employment with the company (or per past company practice, the severance end date, if later), provided that:

- option holders who retire on or after Normal Retirement will have 37 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);

- option holders who retire on or after age 55 with between five and 10 years of service will have 12 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);

- option holders who die or become disabled on or after eligibility for Normal Retirement will have 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and

- option holders who were not eligible for Normal Retirement on the date of death or disability will have 12 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Stock option awards under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) allow our committee to cause a recipient's award to be forfeited, and to require the recipient to pay to the company any option gain, if the recipient engages in an activity that is in conflict with or adverse to the company's interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Starting with fiscal year 2023, we are eliminating stock options from our long-term incentive compensation program. For further details, please see "Looking Forward" in the CD&A.

Outstanding Equity Awards for Fiscal Year-End 2022

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Carlos A. Rodriguez	9/1/2018	37,594	37,594	$146.75	8/31/2028				
	9/1/2019	52,254	104,508	$169.84	8/31/2029				
	9/1/2020	58,864	176,593	$138.53	8/31/2030				
	9/1/2021		175,597	$206.86	8/31/2031				
	9/1/2020							55,222	$11,598,829
	9/1/2021							21,029	$4,416,826
Don McGuire	9/1/2018		2,397	$146.75	8/31/2028				
	9/1/2019		7,070	$169.84	8/31/2029				
	9/1/2020		11,946	$138.53	8/31/2030				
	9/1/2021		12,715	$206.86	8/31/2031				
	10/1/2021					10,396	$2,183,576		
	9/1/2020							5,811	$1,220,542
	9/1/2021							2,369	$497,480
	10/1/2021							3,960	$831,758
Maria Black	9/1/2018		6,485	$146.75	8/31/2028				
	9/1/2019		17,213	$169.84	8/31/2029				
	9/1/2020		34,280	$138.53	8/31/2030				
	9/1/2021		30,881	$206.86	8/31/2031				
	6/30/2020					13,432	$2,821,257		
	9/1/2020							16,675	$3,502,417
	9/1/2021							5,753	$1,208,255
	1/1/2022							3,244	$681,370
John C. Ayala	9/1/2018		6,485	$146.75	8/31/2028				
	9/1/2019		17,213	$169.84	8/31/2029				
	9/1/2020	11,426	34,280	$138.53	8/31/2030				
	9/1/2021		30,881	$206.86	8/31/2031				
	6/30/2020					13,432	$2,821,257		
	9/1/2020							16,675	$3,502,417
	9/1/2021							5,753	$1,208,255
	1/1/2022							1,724	$362,004

Compensation of Executive Officers

		Option Awards				Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) (Exercisable)**	**Number of Securities Underlying Unexercised Options (#) (Unexercisable)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]**
(a)		**(b)**	**(c)**	**(e)**	**(f)**	**(g)**	**(h)**	**(i)**	**(j)**
Donald Weinstein	9/1/2018	15,225	5,075	$146.75	8/31/2028				
	9/1/2019	14,139	14,139	$169.84	8/31/2029				
	9/1/2020		34,280	$138.53	8/31/2030				
	9/1/2021		30,881	$206.86	8/31/2031				
	6/30/2020					13,432	$2,821,257		
	9/1/2020							16,675	$ 3,502,417
	9/1/2021							5,753	$ 1,208,255
Kathleen A. Winters	-	-	-	-	-	-	-	-	-

(1) Market value based on the June 30, 2022 closing price of our common stock of $210.04 per share.

(2) The amount shown for the PSU award granted on September 1, 2020 includes only units relating to two thirds of the full target award for which an adjusted net income goal has been established, and reflects the number of units earned based on performance against the adjusted net income goal for fiscal years 2021 and 2022. The amount shown for the PSU award granted on September 1, 2021 includes only units relating to one third of the full target award for which an adjusted net income goal has been established, and reflects the number of units earned based on performance against the related goal for fiscal year 2022. All amounts exclude accrued dividend equivalents. In each case, the amounts shown are subject to potential reduction based on our actual TSR performance over the entire three-fiscal-year period ending June 30, 2023 and June 30, 2024, respectively.

Compensation of Executive Officers

Outstanding Equity Vesting Schedule for Fiscal Year-End 2022

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Carlos A. Rodriguez	9/1/2018	25% vested on 9/1/2019	9/1/2020	100% vests on 6/30/2023
		25% vested on 9/1/2020	9/1/2021	100% vests on 6/30/2024
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
	9/1/2019	25% vested on 9/1/2020		
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
	9/1/2020	25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
	9/1/2021	25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
		25% vests on 9/1/2025		
Don McGuire	9/1/2018	25% vested on 9/1/2019	9/1/2020	100% vests on 6/30/2023
		25% vested on 9/1/2020	9/1/2021	100% vests on 6/30/2024
		25% vested on 9/1/2021	10/1/2021	100% vests on 6/30/2024
		25% vests on 9/1/2022	10/1/2021	50% vests on 10/1/2022
	9/1/2019	25% vested on 9/1/2020		50% vests on 10/1/2023
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
	9/1/2020	25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
	9/1/2021	25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
		25% vests on 9/1/2025		

Compensation of Executive Officers

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Maria Black	9/1/2018	25% vested on 9/1/2019	6/30/2020	100% vests on 6/30/2023
		25% vested on 9/1/2020	9/1/2020	100% vests on 6/30/2023
		25% vested on 9/1/2021	9/1/2021	100% vests on 6/30/2024
		25% vests on 9/1/2022	1/1/2022	100% vests on 6/30/2024
	9/1/2019	25% vested on 9/1/2020		
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
	9/1/2020	25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
	9/1/2021	25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
		25% vests on 9/1/2025		
John C. Ayala	9/1/2018	25% vested on 9/1/2019	6/30/2020	100% vests on 6/30/2023
		25% vested on 9/1/2020	9/1/2020	100% vests on 6/30/2023
		25% vested on 9/1/2021	9/1/2021	100% vests on 6/30/2024
		25% vests on 9/1/2022	1/1/2022	100% vests on 6/30/2024
	9/1/2019	25% vested on 9/1/2020		
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
	9/1/2020	25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
	9/1/2021	25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
		25% vests on 9/1/2025		

Compensation of Executive Officers

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Donald Weinstein	9/1/2018	25% vested on 9/1/2019	6/30/2020	100% vests on 6/30/2023
		25% vested on 9/1/2020	9/1/2020	100% vests on 6/30/2023
		25% vested on 9/1/2021	9/1/2021	100% vests on 6/30/2024
		25% vests on 9/1/2022		
	9/1/2019	25% vested on 9/1/2020		
		25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
	9/1/2020	25% vested on 9/1/2021		
		25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
	9/1/2021	25% vests on 9/1/2022		
		25% vests on 9/1/2023		
		25% vests on 9/1/2024		
		25% vests on 9/1/2025		
Kathleen A. Winters	-	-	-	-

Compensation of Executive Officers

Option Exercises and Stock Vested Table for Fiscal Year 2022

Name	Option Awards Number of Shares Acquired on Exercise	Option Awards Value Realized on Exercise	Stock Awards[7] Number of Shares Acquired on Vesting	Stock Awards[7] Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Carlos A. Rodriguez[1]	138,420	$11,186,263	50,867	$10,783,756
Don McGuire[2]	26,411	$2,453,348	5,044	$1,069,291
Maria Black[3]	54,522	$4,286,345	13,649	$2,893,624
John C. Ayala[4]	30,127	$1,595,689	13,649	$2,893,624
Donald Weinstein[5]	14,855	$1,388,551	10,682	$2,264,575
Kathleen A. Winters[6]	29,868	$1,986,098	0	$0

(1) Mr. Rodriguez exercised options to purchase 48,572 shares on September 8, 2021 with an exercise price of $107.35 and a weighted average market price of $204.41; 37,594 shares on December 13, 2021 with an exercise price of $146.75 and a weighted average market price of $235.46; and 52,254 shares on December 14, 2021 with an exercise price of $169.84 and a weighted average market price of $229.87. He acquired 50,867 shares with a market price of $212.00 on August 4, 2021.

(2) Mr. McGuire exercised options to purchase 26,411 shares on December 1, 2021 with a weighted average exercise price of $137.02 and a weighted average market price of $229.91. He acquired 5,044 shares with a market price of $212.00 on August 4, 2021.

(3) Ms. Black exercised options to purchase 6,429 shares on September 1, 2021 with an exercise price of $107.35 and a market price of $207.50; and 48,093 shares on December 1, 2021 with a weighted average exercise price of $153.06 and a weighted average market price of $228.80. She acquired 13,649 shares with a market price of $212.00 on August 4, 2021.

(4) Mr. Ayala exercised options to purchase 30,127 shares on September 3, 2021 with a weighted average exercise price of $151.53 and a market price of $204.50. He acquired 13,649 shares with a market price of $212.00 on August 4, 2021.

(5) Mr. Weinstein exercised options to purchase 3,429 shares on September 1, 2021 with an exercise price of $107.35 and a market price of $207.50; and 11,426 shares on December 1, 2021 with an exercise price of $138.53 and a market price of $230.00. He acquired 10,682 shares with a market price of $212.00 on August 4, 2021.

(6) After September 30, 2021 (Ms. Winters' last day of employment with the company), Ms. Winters exercised options to purchase 29,868 shares on October 29, 2021 with a weighted average exercise price of $157.86 and a weighted average market price of $224.36.

(7) For the number of shares acquired on vesting, fractional shares issued have been rounded to the nearest whole number.

Compensation of Executive Officers

Pension Benefits for Fiscal Year 2022

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2][3][4]	Payments During Last Fiscal Year
(a)	(b)	(c)	(d)	(e)
Carlos A. Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	21.50	$296,625	$0
	Supplemental Officers Retirement Plan	19.08	$9,550,017	$0
Don McGuire		0	$0	$0
Maria Black	Automatic Data Processing, Inc. Pension Retirement Plan	23.05	$187,168	$0
John C. Ayala	Automatic Data Processing, Inc. Pension Retirement Plan	30.50	$214,778	$0
	Supplemental Officers Retirement Plan	11.00	$1,242,554	0
Donald Weinstein	Automatic Data Processing, Inc. Pension Retirement Plan	15.50	$161,438	$0
Kathleen A. Winters		0	$0	$0

(1) Consists of the number of years of service credited as of June 30, 2022 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of six months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2022 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021), a 3.25% interest crediting rate for the pension retirement plan, and a 4.60% discount rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and at June 30, 2022 are as follows: Mr. Rodriguez, $325,242; Ms. Black, $231,699; Mr. Ayala, $242,358; and Mr. Weinstein, $187,036.

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined based on the retirement at age of 65 (normal retirement age under these Plans).

Compensation of Executive Officers

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan ("Pension Retirement Plan") is a tax-qualified defined benefit plan covering U.S. employees of the company. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Participants retained their accrued benefit as of June 30, 2020 with no future accruals due to pay and/or service. Accounts continue to earn interest based upon the ten-year U.S. Treasury constant maturity rates. A participant must have three years of service to receive any benefit.

Prior to the freeze, the company credited participants' notional accounts with annual contributions which were determined based upon base salary and years of service. The contributions ranged from 2.1% to 10% of base salary.

Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the IRS compensation limit in effect for the plan year.

Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $.70 for every $1.00 up to 6% of eligible pay. The compensation and management development committee approved these changes in 2020 to align our retirement programs to the market.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan ("SORP"), which is a non-qualified defined benefit plan that pays a lump sum or an annuity upon retirement. Eligible participants include certain NEOs and other U.S. corporate officers. As of July 1, 2019, the SORP has been frozen. Participants retain their accrued benefit as of June 30, 2019 with no future accruals due to pay and/or service. The SORP was previously closed to new entrants in January 2014. On August 14, 2008, our board of directors approved amendments to the SORP, which implemented changes to the SORP benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009, as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board of directors approved additional amendments effective January 1, 2010, to provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989, and subject, in the case of vesting, to a schedule set forth in the SORP, and also provide that effective after December 31, 2009, our chief executive officer would no longer be able to grant service credit in his discretion to SORP participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the SORP. After 10 years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the "vested percentage." The vested percentage is determined using a schedule set forth in the SORP.

SORP benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability, and (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75%, or 100% joint and survivor annuity with a beneficiary, or a ten-year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity or, if elected, a guaranteed payment for 120 months only.

The amount of the annual benefit is determined by multiplying the participant's final average annual pay by a factor of 2%, the number of years of service (up to

Compensation of Executive Officers

20 years), and the participant's vested percentage. For participants with more than 20 years of service only, added to that first amount will be an amount determined by multiplying the participant's final average annual pay by a factor of 1%, up to five additional years of service, and the participant's vested percentage.

Final average annual pay will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit that may be paid will be limited to 45% of a participant's final average annual pay. A participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday.

If within 24 months after a participant's employment terminates he or she violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the SORP.

Deferred Compensation Program

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer all or a portion of their annual cash bonuses, which may be allocated to notional investments selected by the participant. Participants can choose to invest their notional account in any of the investment funds that mirror the investment options available in the company's 401(k) Plan. Deferrals made prior to 2015 could have been invested in a fixed income fund, which is adjusted each fiscal year, and was 1.5% for fiscal year 2022. The company does not match deferrals by the NEOs or otherwise contribute any amounts to their deferred compensation accounts.

Each participant has the option of making a onetime election changing the timing and/or the form of distributions from his or her account. Any such change must comply with the "redeferral rules" in effect under Section 409A of the Internal Revenue Code and may be used only to delay the timing and/or change the number of payments to be received. Participants may elect to receive payments of their deferred funds either in a lump sum payment or in installments. However, in the event of death, disability, or termination of employment prior to age 65, or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant's election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state, and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

Executive Retirement Plan

The Automatic Data Processing, Inc. Executive Retirement Plan ("ERP") is a non-qualified defined contribution plan that provides supplemental retirement benefits in excess of amounts available under the company's other tax-qualified and non-qualified retirement plans. NEOs and other U.S. corporate officers of the company are eligible to participate in the ERP and are automatically enrolled. When our SORP was frozen effective July 1, 2019, Messrs. Rodriguez and Ayala, who participated in the SORP, were automatically enrolled in the ERP.

The ERP provides an annual contribution equal to 8% of total salary and bonus, less any contributions provided in the same plan year by the company's other qualified and non-qualified retirement plans. Company contributions are credited to a participant's account following the end of the applicable plan year. Participants can choose to invest their notional account in any of the investment funds that mirror the investment options available in the company's 401(k) Plan. A participant's account will be 100% vested after three years of continuous service with the company, or upon death or disability.

Compensation of Executive Officers

A participant will forfeit all of his or her benefits under the ERP if the participant's employment is terminated for cause or if, while employed, or within 24 months after a participant's employment terminates, he or she violates a non-competition, non-solicitation or non-disclosure provision of any agreement between the participant and the company.

Participants may elect to receive distributions from the ERP either in a lump sum payment or in annual installments. Each participant has the option of making a one-time election to change the form of distribution from his or her account. Any such change must comply with the rules in effect under Section 409A of the Internal Revenue Code. Contributions and earnings on such contributions are distributed to a participant following separation from service only after a six-month delay. However, in the event of death or if, upon separation from service a participant's account balance is less than $50,000, payments are made in a lump sum regardless of a participant's election.

Canada Supplementary Excess Retirement Plan

The ADP Canada Co. Supplementary Excess Retirement Plan ("SERP") provides supplemental retirement benefits for individuals whose combined contributions under the Group Registered Retirement Savings Plan ("RRSP") in a plan year are capped due to Canada Revenue Agency RRSP salary limits. Executives (including corporate officers) of ADP Canada Co. are eligible to participate in the SERP and are automatically enrolled.

The SERP provides an annual contribution equal to 6% of total salary and bonus up to the annual salary limit. Company contributions are credited to a participant's notional account each pay period. Participants can choose to invest their notional account in any of the investment funds available in the Canada Group RRSP (provided the funds are permissible under a notional plan). A participant's account will be 100% vested after three months of continuous service with the company, or upon death or disability.

A participant's benefit will be distributed in a lump sum or, if the participant is over the age of 55 and the account balance is over C$50,000, in annual installments. In addition, a participant may transfer all or a portion of the account balance to the Canada Group RRSP if contribution room is available.

Corporate officers in Canada are eligible to receive annually an additional 2% of total salary and bonus, without regards to the annual salary limit, to be deposited into the SERP notional account.

Mr. McGuire became a participant in the SERP in 2004. As an expatriate, he has not been eligible to participate in the Canada Group RRSP since January 1, 2009. Mr. McGuire became a corporate officer effective July 1, 2017. Effective July 1, 2022, Mr. McGuire officially transferred to the U.S. and is no longer eligible for the SERP. He is now a participant in the ERP discussed in the section above, effective July 1, 2022.

Compensation of Executive Officers

Non-Qualified Deferred Compensation for Fiscal Year 2022

Name (a)	Plan Name	Executive Contributions in 2022 (b)	Registrant Contributions in 2022[1] (c)	Aggregate Earnings in 2022[2] (d)	Aggregate Balance at June 30, 2022[3] (f)
Carlos A. Rodriguez	ADP Deferred Compensation Plan	$0	$0	($143,609)	$1,208,823
	ADP Executive Retirement Plan	$0	$394,106	($132,646)	$813,787
Don McGuire[4]	ADP Canada Co. Supplementary Excess Retirement Plan	$0	$103,738	$2,630	$526,744
Maria Black	ADP Executive Retirement Plan	$0	$116,184	$548	$372,994
John C. Ayala	ADP Executive Retirement Plan	$0	$116,184	$331	$226,610
Donald Weinstein	ADP Deferred Compensation Plan	$212,160	$0	($134,136)	$1,031,063
	ADP Executive Retirement Plan	$0	$116,184	($55,040)	$374,042
Kathleen A. Winters	ADP Executive Retirement Plan	$0		$3	$0

(1) For Mr. Weinstein, the amount listed in column (b) excludes a deferral for the Deferred Compensation Plan of 20% of the annual bonus earned in fiscal year 2022 ($962,800) that is disclosed in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column, that will be deposited in September 2022. The amounts listed in column (c) exclude company contributions earned during fiscal year 2022 for the Executive Retirement Plan that will be deposited in January 2023. These earned amounts are included in the fiscal year 2022 Summary Compensation Table and can be referenced in footnote 1(c) of the All Other Compensation Table.

(2) The earnings amounts are not reported as compensation in fiscal year 2022 in the Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(3) The amounts listed in column (f) reflect each NEO's aggregate balance at June 30, 2022, which is equal to the balance at June 30, 2021, increased by the NEO's actual contributions and earnings in fiscal year 2022. The following amounts were previously reported as compensation in the Summary Compensation Table for previous years for the Executive Retirement Plan: Mr. Rodriguez, $518,530; Ms. Black, $218,611; Mr. Ayala, $153,174; Mr. Weinstein, $154,513; and Ms. Winters, $286,874; and for the Deferred Compensation Plan: Mr. Weinstein, $264,700.

(4) Values for Mr. McGuire have been converted to USD based on the average daily exchange rate for fiscal year 2022 of 0.790000 (CAD to USD).

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Change in Control Severance Plan for Corporate Officers

We maintain the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers, which provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates under certain circumstances after a change in control of the company. All NEOs participate in the change in control plan. As of June 30, 2022, there were 29 eligible participants in the change in control plan.

The change in control plan provides that a participant who is involuntarily terminated by the company without cause or who leaves for good reason during the two-year period following the occurrence of a change in control will receive:

- A lump sum payment equal to 150% (or in the case of our chief executive officer, 200%) of such participant's current total annual compensation;

- Full vesting of his or her stock options;

- Full vesting of any restricted shares; and

- The number of shares the participant would have been entitled to receive under the then-ongoing performance-based equity programs had all applicable performance goals been achieved at 100% target rate.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual cash bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates. Equity-based long-term incentives are excluded from the definition of total annual compensation.

The change in control plan defines "good reason" as the occurrence of any of the following events after a change in control without the participant's written consent:

- A material diminution in the participant's position, duties, responsibilities, or authority as of the date immediately prior to the change in control; or

- a reduction in a participant's base compensation or a failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; or

- a failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or

- a failure of any successor of the company to assume in writing the obligations under the change in control plan.

The change in control plan defines "cause" as:

- gross negligence or willful misconduct by a participant, which is materially injurious to the company, monetarily or otherwise;

- misappropriation or fraud with regard to the company or its assets;

- conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the company; or

- willful and continued failure to substantially perform one's duties after written notice by the board of directors.

The change in control payments potentially due to the NEOs are payable solely pursuant to the terms of the change in control plan and applicable terms of the award agreements.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then-outstanding securities;

Potential Payments to Named Executive Officers Upon Termination or Change in Control

- there occurs a merger, consolidation, or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 60% of the voting power in the resulting entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the transaction; or

- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners

of securities of the purchasing entity representing more than 60% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the sale of assets.

The company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code, unless the after-tax amount to be received by a participant without such a reduction would be greater than the after-tax amount that would be received after such reduction. All payments under the plan are conditioned upon the participant's execution of a release of claims in favor of the company.

Corporate Officer Severance Plan

Effective May 6, 2015, ADP adopted the Corporate Officer Severance Plan for purposes of involuntary terminations other than for cause in the absence of a change in control.

All NEOs participate in the severance plan. As of June 30, 2022, there were 29 eligible participants in the severance plan.

The severance plan provides that a participant who is involuntarily terminated by the company without cause (other than during the two-year period following the occurrence of a change in control) will receive:

- 18 (or in the case of the CEO, 24) months of continued base salary;

- A prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, but assuming that any non-financial and other subjective and qualitative performance criteria are achieved at a level equal to the weighted-average percentage achievement of all applicable financial and other objective and non-qualitative performance criteria;

- Continued vesting of his or her stock options and time-vested restricted stock and restricted stock unit awards during the period of continued base salary payments (the "Severance Period"); and

- The number of shares of stock (or cash, in the case of cash-settled awards) that the participant would have been entitled to receive based on the actual achievement of the applicable performance goals in each of the then-ongoing performance-based restricted stock and PSU programs, prorated to reflect the portion of the applicable performance period elapsed through the last day of the Severance Period.

The severance plan defines "cause" as:

- Failure to perform duties (other than due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of duties, to the extent not cured within 15 days following written notice;

- Engaging in conduct that is materially injurious to the company or an affiliate;

Potential Payments to Named Executive Officers Upon Termination or Change in Control

- Conviction of, or the pleading of guilty or nolo contendere to, a felony involving as a material element fraud or dishonesty; or

- The consistent failure to follow the lawful instructions of the board of directors or a direct superior, which failure amounts to an intentional and extended neglect of duties.

The severance payments potentially due to the NEOs are payable solely pursuant to the terms of the severance plan (other than if benefits are payable pursuant to the change in control plan).

Health Coverage

Certain executives, including the NEOs, who terminate employment with the company after they have attained age 55 and been credited with 10 years of service are eligible to participate in the company's executive retiree medical plan.

Deferred Compensation

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer into a deferred compensation account all or a portion of their annual cash bonuses to be payable following separation from the company. For a description of the ADP Deferred Compensation Plan and aggregate deferred compensation for our NEOs at June 30, 2022, see "Deferred Compensation Program" above.

Termination and Change in Control Tables

The following tables set forth the payments that each of our NEOs who were serving as executive officers as of June 30, 2022, would have received under various termination scenarios on June 30, 2022. Pension benefits, which are described under "Pension Benefits for Fiscal Year 2022" above, and deferred compensation balances, which are described under "Deferred Compensation Program" above, are not included in the tables below in accordance with applicable information statement disclosure requirements except to the extent of any incremental value payable in any of such termination scenarios. Pursuant to the company's Corporate Officer Severance Plan, each of our NEOs would also receive a prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, in the event of an involuntary termination without cause prior to June 30, 2022. Please refer to page 82 in this proxy statement for a description of the Corporate Officer Severance Plan. With regard to the payments on a change in control, the amounts detailed below presume that (x) the change in control includes a change in control of the company and (y) each NEO's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2022.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR CARLOS A. RODRIGUEZ

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$9,831,700[1]	$0	$0	$2,328,400[2]	$0
Stock Options[3]	$19,767,110	$19,767,110	$19,767,110	$19,767,110	$19,208,711
PSUs[4]	$20,964,876	$14,161,201	$14,161,201	$26,461,754	$14,161,201
Supplemental Officers Retirement Plan	$0	$0	$4,827,206[5]	$0	$0
Health Coverage[6]	$178,000	$0	$178,000	$178,000	$178,000
Total	$50,741,686	$33,928,311	$38,933,517	$48,735,264	$33,547,912

(1) Represents payment of two times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,164,200) and (ii) the average annual bonus for the two most recently completed calendar years ($3,751,650).

(2) Represents an amount equal to two times annual salary ($1,164,200). In addition, Mr. Rodriguez would receive a prorated bonus for fiscal year 2022, which upon a termination on June 30, 2022, would equal $3,627,600, which is shown in the Summary Compensation Table for fiscal year 2022.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 30, 2022 immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2021 and 2022 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, and Retirement columns represent the sum of (a) two thirds of the fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (b) one third of the fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (y) the full fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2021 and 2022 PSU awards. All amounts include accrued dividend equivalents through June 30, 2022.

(5) Represents present value of the incremental benefit using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) and a 4.60% discount rate, assuming disability occurring on June 30, 2022.

(6) Represents the present value of Mr. Rodriguez's health coverage under our retiree medical plan using a discount rate of 4.29% and a medical inflation rate beginning at 6.62% for 2022-2023 and ultimately settling at 4.0% by 2046.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR DON MCGUIRE

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,024,816[1]	$0	$0	$975,866[2]	$0
Stock Options[3]	$1,330,612	$1,330,612	$1,330,612	$1,330,612	$1,290,179
Restricted Stock[4]	$2,183,576	$0	$0	$2,183,576	$0
PSUs[5]	$3,949,201	$2,168,041	$2,168,041	$4,296,119	$2,168,041
Total	$9,488,205	$3,498,653	$3,498,653	$8,786,173	$3,458,220

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($650,577; converted to USD based on the average daily exchange rate for fiscal year 2022 of 0.790000 (CAD to USD)) and (ii) the average annual bonus for the two most recently completed calendar years ($699,300; converted to USD using the June 2022, 2021, and 2020 mid-month exchange rates of 0.784691, 0.826887, and 0.729490 (CAD to USD) for the fiscal years 2022, 2021, and 2020 bonuses respectively, in accordance with the company's standard policy for globally mobile associates, as it relates to the annual cash bonus plan).

(2) Represents an amount equal to 1.5 times annual salary ($650,577; converted to USD based on the average daily exchange rate for fiscal year 2022 of 0.790000 (CAD to USD)). In addition, Mr. McGuire would receive a prorated bonus for fiscal year 2022, which upon a termination on June 30, 2022, would equal $1,306,040, and $131,488 in vacation pay related to such bonus pursuant to Canada's employment standards act, both of which are included in the Summary Compensation Table for fiscal year 2022.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 30, 2022 immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share.

(4) Amount in the Termination Following Change In Control column represents the vesting of time-based restricted stock unit awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of time-based restricted stock unit awards for an additional 18 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2021 and 2022 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, and Retirement columns represent the sum of (a) two thirds of the fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (b) one third of the fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (y) five sixths of the full fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2021 and 2022 PSU awards. All amounts include accrued dividend equivalents through June 30, 2022.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR MARIA BLACK

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,867,813[1]	$0	$0	$1,200,000[2]	$0
Stock Options[3]	$3,651,963	$3,651,963	$3,651,963	$2,785,715	$0
Restricted Stock[4]	$2,821,257	$0	$0	$2,821,257	$0
PSUs[5]	$7,444,619	$4,709,382	$4,709,382	$8,548,117	$0
Total	$16,785,652	$8,361,345	$8,361,345	$15,355,089	$0

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($800,000) and (ii) the average annual bonus for the two most recently completed calendar years ($1,111,875).

(2) Represents an amount equal to 1.5 times annual salary ($800,000). In addition, Ms. Black would receive a prorated bonus for fiscal year 2022, which upon a termination on June 30, 2022, would equal $1,558,000, which is shown in the Summary Compensation Table for fiscal year 2022.

(3) Amounts in the Termination Following Change In Control, Death, and Disability columns assume all unvested options immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share. Amount in the Involuntary Termination Without Cause column assumes unvested options that would vest during the severance period (18 months) immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share.

(4) Amount in the Termination Following Change In Control column represents the vesting of time-based restricted stock awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of time-based restricted stock awards for an additional 18 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2021 and 2022 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (b) one third of the fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (y) five sixths of the full fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2021 and 2022 PSU awards. All amounts include accrued dividend equivalents through June 30, 2022.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR JOHN C. AYALA

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,635,275[1]	$0	$0	$1,050,000[2]	$0
Stock Options[3]	$3,651,963	$3,651,963	$3,651,963	$3,651,963	$3,553,761
Restricted Stock[4]	$2,821,257	$0	$0	$2,821,257	$0
PSUs[5]	$6,803,333	$4,459,993	$4,459,993	$7,924,644	$4,459,993
Supplemental Officers Retirement Plan	$0	$0	$919,657[6]	$0	$0
Health Coverage[7]	$211,000	$0	$211,000	$211,000	$211,000
Total	$16,122,828	$8,111,956	$9,242,613	$15,658,864	$8,224,754

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($700,000) and (ii) the average annual bonus for the two most recently completed calendar years ($1,056,850).

(2) Represents an amount equal to 1.5 times annual salary ($700,000). In addition, Mr. Ayala would receive a prorated bonus for fiscal year 2022, which upon a termination on June 30, 2022, would equal $1,363,300, which is shown in the Summary Compensation Table for fiscal year 2022.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 30, 2022 immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share.

(4) Amount in the Termination Following Change In Control column represents the vesting of time-based restricted stock awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of time-based restricted stock awards for an additional 18 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2021 and 2022 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, and Retirement columns represent the sum of (a) two thirds of the fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (b) one third of the fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (y) five sixths of the full fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2021 and 2022 PSU awards. All amounts include accrued dividend equivalents through June 30, 2022.

(6) Represents present value of the incremental benefit using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) and a 4.60% discount rate, assuming disability occurring on June 30, 2022.

(7) Represents the present value of Mr. Ayala's health coverage under our retiree medical plan using a discount rate of 4.29% and a medical inflation rate beginning at 6.62% for 2022-2023 and ultimately settling at 4.0% by 2046.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR DONALD WEINSTEIN

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,337,600[1]	$0	$0	$927,000[2]	$0
Stock Options[3]	$3,439,149	$3,439,149	$3,439,149	$3,439,149	$0
Restricted Stock[4]	$2,821,257	$0	$0	$2,821,257	$0
PSUs[5]	$6,076,429	$4,177,308	$4,177,308	$7,217,932	$0
Total	$14,674,435	$7,616,457	$7,616,457	$14,405,338	$0

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($618,000) and (ii) the average annual bonus for the two most recently completed calendar years ($940,400).

(2) Represents an amount equal to 1.5 times annual salary ($618,000). In addition, Mr. Weinstein would receive a prorated bonus for fiscal year 2022, which upon a termination on June 30, 2022, would equal $962,800, which is shown in the Summary Compensation Table for fiscal year 2022.

(3) Assumes all unvested options immediately vested and were exercised on June 30, 2022, the last trading day of fiscal year 2022, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $210.04 per share.

(4) Amount in the Termination Following Change In Control column represents the vesting of time-based restricted stock awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of time-based restricted stock awards for an additional 18 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2021 and 2022 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (b) one third of the fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2021 PSU award based on performance goals achieved at 150% target rate for fiscal year 2021, at 150% target rate for fiscal year 2022, and an assumed achievement at target rate for fiscal year 2023 plus (y) five sixths of the full fiscal year 2022 PSU award based on performance goals achieved at 150% target rate for fiscal year 2022 and an assumed achievement at target rate for fiscal years 2023 and 2024. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2021 and 2022 PSU awards. All amounts include accrued dividend equivalents through June 30, 2022.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR KATHLEEN A. WINTERS

Ms. Winters' last day of employment with the company was September 30, 2021. No compensation, severance, or any other benefits were provided upon her departure, other than items provided by the company's standard policies, which consisted of vested unexercised options that remained exercisable for sixty days following her departure and $25,949 received in accrued unused vacation pay.

CEO Pay Ratio

In accordance with the requirements set forth by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Pay Ratio Rule"), we are providing the following information to disclose the annual compensation of our CEO, Mr. Rodriguez, compared to the annual compensation of the median associate of our workforce (not including Mr. Rodriguez). For fiscal year 2022, an estimate of this ratio is 335:1, and is based on Mr. Rodriguez's 2022 Summary Compensation Table total of $20,827,092, and the 2022 total of our median associate of $62,238.

To arrive at the ratio and calculate the median associate's compensation, we first identified our active global workforce as of April 1, 2022, inclusive of full-time, part-time, and temporary workers, which consisted of 59,632 associates (excluding our CEO). Consistent with permitted adjustments allowed under the Pay Ratio Rule, we then applied the de minimis exemption to exclude all associates in the Philippines (2,485) and Poland (416), totaling 4.86% of the associate population. After applying the exemption, we ranked the remaining associate population based on annualized gross earnings, as reflected in our global payroll records, for the period covering April 1, 2021 through March 31, 2022. For associates located outside the home jurisdiction of our CEO, the United States, annualized gross earnings were converted to U.S. dollars using an average daily foreign exchange rate over the same time period. The median associate was then identified, and the associate's compensation was calculated using the same methodology used to calculate the compensation of our named executive officers, as reflected in the Summary Compensation Table on page 63.

Our Supplemental Officers Retirement Plan ("SORP") was frozen as of June 30, 2019. Therefore, Mr. Rodriguez's actual accrued SORP benefit will not change going forward. However, his Change in Pension Value disclosed in the Summary Compensation Table will fluctuate from year-to-year, reflecting annual changes in the underlying discount rates and mortality rates.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratios are reasonable estimates calculated in a manner consistent with the pay ratio disclosure requirements. The executive compensation philosophy and principles set forth on page 49 also underlie the company's overall compensation program for employees. Pay ratios reported by other companies, including those within our Peer Group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the compensation and management development committee nor management of the company used the pay ratio measure in making compensation decisions.

Audit Committee Report

The audit committee oversees the financial management and financial reporting procedures of the company, and the appointment, compensation, retention and performance of the company's independent auditors, on behalf of the board of directors. A further description of the role and members of the audit committee is set forth on page 21 under "Audit Committee."

In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2022, which is responsible for expressing an opinion on the conformity of the company's financial statements with generally accepted accounting principles in the United States of America. Deloitte & Touche LLP conducted its audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

During the course of fiscal year 2022, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2022 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2022 related to its integrated audit of the consolidated financial statements and financial statement schedule, including the matters identified by Deloitte & Touche LLP as critical audit matters, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2023.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by PCAOB Auditing Standard 1301 (Communications with Audit Committees) and the SEC Rule 2-07. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP, the firm's independence, including the matters in those written disclosures. The committee also discussed with Deloitte & Touche LLP the overall scope and plan for its audit and engagement. The committee considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services impaired or compromised Deloitte & Touche LLP's independence and concluded that those services did not. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

The committee also discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Audit Committee Report

In addition, in accordance with SEC and PCAOB rules, independent audit partners are subject to rotation requirements limiting their number of consecutive years of service to no more than five. In connection with the completion of the company's fiscal year 2020 audit, the lead audit partner from Deloitte & Touche LLP rotated, effective beginning for fiscal year 2021, and is expected to serve in this capacity through the completion of the fiscal year 2025 audit. The process for selecting the company's new lead audit partner included company management and the committee chair interviewing and vetting the candidates put forth by our independent auditor, with consultation by the full committee in connection with the final selection of the new lead audit partner. The audit committee believes there are benefits to having an independent auditor with an extensive history with ADP including higher-quality audit work and accounting advice due to Deloitte & Touche LLP's institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework, as well as operational efficiencies and a competitive fee structure because of the firm's familiarity with ADP's business.

In addition to independence, in determining whether to reappoint Deloitte & Touche LLP as the company's independent registered public accounting firm, the audit committee took into consideration a number of factors, including:

- the breadth of experience and length of time Deloitte & Touche LLP has been engaged;

- historical and recent performance on the company's audit;

- familiarity with our global operations and business;

- the advisability and potential impact of selecting an entirely different and unaffiliated independent registered public accounting firm;

- external data relating to audit quality and performance, including PCAOB inspection results on Deloitte & Touche LLP;

- Deloitte & Touche LLP's internal quality controls;

- the appropriateness of Deloitte & Touche LLP's fees; and

- an assessment of the professional qualifications and past performance of the lead audit partner and auditing team of Deloitte & Touche LLP.

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2022. In addition, the committee concluded that the appointment of Deloitte & Touche LLP is in the best interest of the company and its stockholders, and appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2023, subject to the ratification by the stockholders at the 2022 Annual Meeting of Stockholders.

Audit Committee of the Board of Directors

Sandra S. Wijnberg, Chair
Richard T. Clark
Linnie M. Haynesworth
Nazzic S. Keene
Bill Ready

August 2, 2022

Independent Registered Public Accounting Firm's Fees

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2022 and fiscal year 2021, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2022 and fiscal year 2021. The aggregate fees billed by Deloitte & Touche LLP for fiscal year 2022 and fiscal year 2021 for these various services were:

Type of Fees	FY 2022	FY 2021
	($ in thousands)	
Audit Fees	$9,361	$9,042
Audit-Related Fees	613	1,389
Tax Fees	944	1,584
All Other Fees	38	2
Total	$10,956	$12,017

In the above table, in accordance with the SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards.

"Audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (e.g., due diligence services, employee benefit plan audits and internal control reviews). For fiscal years 2022 and 2021, "audit-related fees" include audit services rendered in connection with certain transactional activity and due diligence procedures, as well as certain benefit plan and trust audits.

"Tax fees" are fees for tax compliance, tax advice and tax planning. "All other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories. For fiscal year 2022, Deloitte's accounting research tool subscription and a one-time permitted service provided to the internal audit group are included in the "All Other Fees" category.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;

- financial information systems design and implementation services;

- appraisal or valuation services, fairness opinions or contribution-in-kind reports;

- actuarial services;

- internal audit outsourcing services;

- management functions or human resources services;

- broker or dealer, investment adviser or investment banking services;

- legal services and expert services unrelated to the audit; and

- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2022 and fiscal year 2021 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

Proposal 3
Appointment of Independent Registered Public Accounting Firm

At the 2022 Annual Meeting, stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, as the independent registered public accounting firm to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2022. Deloitte & Touche LLP has served as our independent auditor since 1968. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors for fiscal year 2023. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP.

➡ **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2023.**

Proposal 4
Approval of an Amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan

Our stockholders are being asked to approve an amendment to the Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan (as amended, the "Purchase Plan") to increase by 5,000,000 shares the number of shares of our common stock that can be acquired by employees thereunder, so that the total number of shares available for future issuance under the Purchase Plan is 5,284,914, which reflects the remaining shares available prior to the proposed amendment plus the additional 5,000,000 shares. The share reserve under the Purchase Plan has not been increased since 2010. Our stockholders adopted the Purchase Plan at the 1968 Annual Meeting of Stockholders, and it has been amended and approved by our stockholders from time to time since then. On August 3, 2022, our board of directors unanimously approved, subject to stockholder approval at the 2022 Annual Meeting of Stockholders, an amendment to the Purchase Plan to increase the number of shares reserved for issuance as described above.

The purpose of the Purchase Plan is to secure for the company and its stockholders, through the purchase of shares of common stock by eligible associates (those who have elected to purchase shares are referred to as "Participants"), the benefits of the additional incentive inherent in the ownership of our capital stock by our eligible associates, who are important to us, and to help us secure and retain the services of such eligible associates. We intend to use the additional shares authorized for future offerings under the Purchase Plan.

A copy of the Purchase Plan is attached hereto as Appendix B. The following summary of the material features of the Purchase Plan is qualified in its entirety by reference to the complete text of the Purchase Plan.

Summary of the Purchase Plan

Administration

The Purchase Plan is administered by the Administration Committee of the Purchase Plan (the "Administration Committee"), which is made up of members appointed by our board of directors and who are currently officers of the company. The Administration Committee serves at the discretion of our board of directors. The Administration Committee members do not receive any compensation from the assets of the Purchase Plan. The Administration Committee has full authority to make, administer and interpret such rules and regulations regarding administration of the Purchase Plan as it may deem advisable and such decisions are final and binding. Rules, regulations and other matters relating to the Purchase Plan may be prescribed by our board of directors.

Eligible Associates

Under the Purchase Plan, eligible associates of the company and its subsidiaries may be given the opportunity to purchase shares of our common stock through installment payments to be deducted from the eligible associate's salary. Eligible associates include all U.S.-based associates of the company and each of its "Designated Subsidiaries" whose customary employment is 20 or more hours per week. "Designated Subsidiaries" include all of our U.S. subsidiaries, except subsidiaries employing as a service for clients any worksite, leased or similar type employees under a professional employer, employee leasing or similar type of employment relationship, or any other subsidiaries that our board of directors or the Administration Committee have determined ineligible to participate in the Purchase Plan. In no event will an associate who owns 5% or more of the total combined voting power or value of all classes of our stock be eligible to participate in the Purchase Plan, and no Participant may purchase shares of our common stock that, following the purchase (and including all options held by such Participant), would cause him or her to own 5% or more of the total combined voting power or value of all classes of our common stock.

Proposal 4

On August 31, 2022, there were approximately 11,176 eligible associates participating in the current offering under the Purchase Plan.

Offering Periods and Purchase Price

Offering periods under the Purchase Plan are six months long and run from January 2 to July 1 each year and from July 2 to the following January 1. The Administration Committee may determine a different starting date or duration for an offering period. Eligible associates who participate elect to purchase shares of our common stock at a purchase price equal to 95% of the closing price per share of our common stock on the final day of the applicable offering period, rounded up to the nearest cent. If our common stock is not traded on the final day of an offering period, the immediately preceding trading day will be used. Eligible associates participate by authorizing payroll deductions before the beginning of an offering period.

During any offering period, the maximum number of shares of our common stock a participant may purchase under the Purchase Plan is the amount equal to $12,500 divided by the fair market value of a share on the first day of the applicable offering period. In addition, participants may not acquire rights to purchase stock under all employee stock purchase plans of the company which accrue at a rate that exceeds $25,000 of the fair market value of such stock, determined at the time such option to purchase shares is granted, for each calendar year in which such option is outstanding and exercisable at any time.

Cancellation of Election to Purchase

A Participant may cancel his or her participation entirely or reduce (but not increase) his or her contributions to any offering. An election to purchase is deemed to be canceled in the event an associate dies, resigns or is dismissed, and no further amounts will be collected on behalf of such associate. In any of these cases, the Participant is entitled to receive a refund of funds collected on his or her behalf plus any interest credited in respect of such amount.

Retirement or Death

A Participant who retires prior to the end of an offering period will receive a full refund of the contributions made and interest credited to the Participant's account up to the date of retirement. If a Participant dies prior to the end of an offering period, the Participant's estate will receive a full refund of his or her contributions made and interest credited to the Participant's account up to the date of death.

Sale or Other Disposition of Eligible Subsidiary, Business Unit or Division

If a Participant is employed by a Designated Subsidiary, or business unit or division thereof, that is sold, transferred or otherwise disposed by the company, the Participant's contributions, plus any interest credited thereon as of the time of such sale, will be returned to the Participant, and the Participant's participation in the offering will be cancelled.

Adjustments to Shares

In the case of a stock dividend or a subdivision or combination of the shares of our common stock, the maximum number of shares of our common stock which may thereafter be issued and sold under the Purchase Plan and the number of shares of our common stock under election to purchase will be proportionately increased or decreased, and such other action will be taken as, in the opinion of the Administration Committee, will be appropriate under the circumstances. In case of reclassification or other change in the shares of our common stock, the Administration Committee will make appropriate adjustments.

Rights as Stockholder

A Participant will have no rights as a stockholder with respect to shares under election to purchase in any offering until the shares of our common stock have been issued to the Participant.

Rights Not Transferable

A Participant's rights under the Purchase Plan are exercisable only by the Participant and may not be sold, transferred, pledged, or assigned in any manner other than by will or the laws of descent and distribution.

Amendment or Termination

Our board of directors may at any time and for any reason terminate the Purchase Plan. Except as described above in the case of changes in shares of our common stock, no such termination of the Purchase Plan may affect elections previously made; however, in specified circumstances, the Purchase Plan or an offering may be terminated by our board of directors if it determines that the termination of the Purchase Plan and/or the offering is in the best interests of the company and the stockholders, or if continuation of the Purchase Plan and/or the offering would cause the company to incur adverse accounting charges as a result of a change in the accounting rules applicable to the Purchase Plan after the effective date of the Purchase Plan. Either our board of directors or the Administration Committee may amend the Purchase Plan, but the Administration Committee may amend the Purchase Plan only to the extent required to comply with applicable law. Except as described above in the case of changes in shares of our common stock, no amendment to the Purchase Plan will make any change in elections previously made that adversely affects the rights of any Participant.

Term

The Purchase Plan will continue until terminated by our board of directors.

Market Value of our Common Stock

The closing price of our common stock on the NASDAQ Global Select Market on September 9, 2022 was $244.30.

Federal Income Tax Consequences Relating to the Purchase Plan

The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code. The Purchase Plan is not qualified under Section 401(a) of the Internal Revenue Code.

If a Participant does not dispose of shares transferred to him or her under the Purchase Plan within two years after the right to purchase the shares is granted and within twelve months after his or her purchase of such shares, the Participant will not realize taxable income upon the purchase of the shares, and any gain or loss subsequently realized by him or her will be treated as a long-term capital gain or loss, as the case may be, except that upon a disposition of the shares purchased, or in the event of the Participant's death (whenever occurring) while owning such shares, the Participant will be taxed on an amount of ordinary income equal to the lesser of (i) the excess, if any, of the fair market value of the shares on the first day of the offering period over the purchase price or (ii) the excess, if any, of the fair market value of such shares at the time the shares were disposed of, or at the time of death, as the case may be, over the purchase price. The basis of such shares will be increased by an amount equal to the amount taxable as ordinary income, and any further gain or loss on such a disposition would be taxable as a long-term capital gain or loss. We will not be entitled to a deduction for federal income tax purposes with respect to the offer of such shares, the sale of such shares upon the completion of the offering period, or the subsequent disposition of shares purchased.

If the shares issued under the Purchase Plan are disposed of prior to the expiration of the required holding periods described above, the Participant will realize ordinary income in the year in which the disqualifying disposition occurs, the amount of which will generally be the excess of the fair market value of such shares of our common stock at the time of purchase over the purchase price. Such amount will ordinarily be deductible by us for federal income tax purposes in the same year. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the fair market value of the shares on the date of purchase will be treated as a long-term or short-term capital gain. If the amount received upon disposition is less than such fair market value, the difference will be treated as long-term or short-term capital loss. A Participant (or the Participant's estate, as applicable) will realize ordinary income equal to any interest paid on the Participant's contribution to the Purchase Plan. Such amount will generally be deducted by us for federal income tax purposes in the same year.

The foregoing is a general summary of the material U.S. federal income tax consequences of the Purchase Plan and is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. The foregoing is not to be considered as tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel.

New Plan Benefits

Because participation in the Purchase Plan is entirely discretionary and benefits under the Purchase Plan depend on the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by associates if they participate in the Purchase Plan.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to approve the amendment to the Purchase Plan. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of approving the Purchase Plan amendment.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE PURCHASE PLAN AMENDMENT.**

Stockholder Proposals and Nominations

If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2023 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by the corporate secretary of the company no later than May 25, 2023.

To be eligible to submit such a proposal for inclusion in the company's proxy materials for an annual meeting, the proposal must meet the requirements of the rules of the SEC relating to stockholders' proposals, including Rule 14a-8, which sets forth certain threshold and holding requirements, the permissible number and length of proposals, and other matters, including the circumstances in which the company is permitted to exclude proposals.

Advance Notice

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require advance notice for a stockholder to bring nominations of directors (other than a proxy access nomination, which is described below) or any other business to be considered at any annual meeting of stockholders. Specifically, our amended and restated by-laws require that stockholders wishing to nominate candidates for election as directors or propose any other business to be considered at our 2023 Annual Meeting of Stockholders must notify the company of their intent in a written notice delivered to the company in care of the company's corporate secretary at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the 2022 Annual Meeting of Stockholders, or November 9, 2023.

As a result, in order for the notice given by a stockholder to comply with our amended and restated by-laws, it must be received no earlier than July 12, 2023, and no later than August 11, 2023, unless the date of our 2023 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2022 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 120th day prior to the date of the 2023 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2023 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2023 Annual Meeting of Stockholders, whichever is later.

Additionally, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must comply with applicable Exchange Act requirements, including providing notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Proxy Access

Our by-laws have proxy access provisions that permit a stockholder, or a group of up to twenty stockholders that owns 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such stockholder or group may nominate up to the greater of two individuals or 20% of our board of directors, provided that the stockholder or group and the nominee(s) satisfy the requirements specified in our by-laws. In order to be properly brought before the 2023 Annual Meeting of Stockholders, a stockholder's notice of nomination of one or more director candidates pursuant to the proxy access provisions of our amended and restated by-laws must be received by no earlier than April 25, 2023 and no later than May 25, 2023 (i.e., no earlier than the 150th day and no

later than the 120th day prior to the first anniversary of the date our definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders), unless the date of our 2023 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2022 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 180th day prior to the date of the 2023 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2023 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2023 Annual Meeting of Stockholders, whichever is later.

Stockholder Proposals and Nominations

Stockholder's Notice

To be in proper form, a stockholder's notice must also include the specified information described in our amended and restated by-laws. You may contact our corporate secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates pursuant to advance notice or proxy access.

If a stockholder's nomination or proposal is not in compliance with the requirements set forth in our amended and restated by-laws, the company may disregard such nomination or proposal.

Electronic Delivery of Future Stockholder Communications

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2022 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also view these documents by visiting the "Investors" section of our website at *www.adp.com*, or choose electronic access by following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access this year will receive a communication next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

For the Board of Directors

Dorothy Wisniowski
Secretary

September 22, 2022
Roseland, New Jersey

Reconciliation of GAAP and Non-GAAP Information

Refer to the table below for a reconciliation from net earnings to adjusted EBIT for fiscal years 2022 and 2021. Our adjusted EBIT measure excludes the impact of taxes, certain interest expense and interest income, transformation initiatives, excess capacity severance charges, and legal settlements. We include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table below represent the interest income and interest expense that are not related to our client funds extended investment strategy and are labeled as "All other interest expense" and "All other interest income." In addition to the table below, our Annual Cash Bonus Plan Results (as reflected on page 43 of our CD&A) exclude the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target.

(amounts in millions USD)	Twelve Months Ended June 30,	
	2022	2021
Net earnings	$2,948.9	$2,598.5
Adjustments:		
Provision for income taxes	855.2	762.7
All other interest expense	71.3	57.3
All other interest income	(7.1)	(6.5)
Transformation initiatives[a]	3.5	—
Excess capacity severance charges[b]	—	2.9
Legal settlements[c]	—	(30.7)
Adjusted EBIT	$3,871.8	$3,384.2

Refer to the table below for a reconciliation from net earnings to adjusted net earnings (income) for fiscal years 2022, 2021 and 2020. Our adjusted net earnings (income) measure excludes pre-tax and tax impacts of gains/losses on sale of assets, transformation initiatives, excess capacity severance charges, and legal settlements. In addition to the table below, our PSU Program Results (as reflected on page 44 of our CD&A) exclude the impacts of foreign currency fluctuations in excess of the fluctuations assumed in the target, asset write downs related to vacating certain leases early and unplanned asset impairments of internally developed and purchased software, and a reversal of an accounts receivable write-down adjustment recorded in fiscal year 2020 which was incremental to the normal and customary accounts receivable reserve methodology.

(amounts in millions USD)	Twelve Months Ended June 30,		
	2022	2021	2020
Net earnings	$ 2,948.9	$ 2,598.5	$ 2,466.5
Adjustments:			
Gain on sale of assets	—	—	(0.2)
Provision for income taxes on gain on sale of assets[d]	—	—	0.1
Transformation initiatives[a]	3.5	—	77.4
Income tax benefit for transformation initiatives[d]	(0.8)	—	(19.2)
Excess capacity severance charges[b]	—	2.9	25.4
Income tax benefit for excess capacity severance charges[d]	—	(0.5)	(6.3)
Legal settlements[c]	—	(30.7)	25.0
Income tax provision/(benefit) for legal settlements[d]	—	7.5	(6.2)
Adjusted net earnings (income)	$2,951.6	$2,577.7	$2,562.5

Reconciliation of GAAP and Non-GAAP Information

(a) In fiscal year 2022, transformation initiatives include consulting costs relating to our company-wide transformation initiatives, partially offset by net reversals relating to severance, and gain on sale of assets. Unlike other severance charges which are not included as an adjustment to get to adjusted results, these specific charges relate to actions taken as part of our broad-based, company-wide transformation initiative.

(b) Represents net severance cost related to excess capacity. Unlike certain other severance charges in prior periods that are not included as an adjustment to get to adjusted results, these specific charges relate to actions that are part of our broad-based, company-wide initiatives to address excess capacity across our business and functions, including charges in fiscal year 2020 due to the COVID-19 pandemic.

(c) Represents legal settlements including an insurance recovery in fiscal year 2021.

(d) The tax provision/(benefit) was calculated based on the marginal tax rate in effect for the year ended June 30, 2022. For prior periods, the tax provision/(benefit) was calculated based on the annualized marginal tax rate in effect during the quarter of adjustment.

We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations and against prior period, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. The nature of these exclusions is for specific items that are not fundamental to our underlying business operations. Since these adjusted financial measures and other non-GAAP metrics are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, as a substitute for, or superior to their corresponding U.S. GAAP measures, and they may not be comparable to similarly titled measures at other companies.

AUTOMATIC DATA PROCESSING, INC.

AMENDED AND RESTATED EMPLOYEES'
<u>**SAVINGS–STOCK PURCHASE PLAN**</u>

The following is an amendment and restatement of the Employees' Savings-Stock Purchase Plan of Automatic Data Processing, Inc., originally adopted on May 2, 1968 and approved by stockholders on October 31, 1968, as amended and restated effective upon approval at the Company's 2022 Annual Meeting of Stockholders.

1. <u>Purpose.</u> The purpose of the Plan is to provide eligible employees of the Company and its Designated Subsidiaries with a convenient opportunity to purchase Common Stock of the Company. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. <u>Definitions.</u>

(a) **"Administration Committee"** means a committee appointed by the Board. In the absence of a contrary designation by the Board, the Administration Committee shall be the Compensation and Management Development Committee of the Board.

(b) **"Board"** means the Board of Directors of the Company.

(c) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(d) **"Common Stock"** means the Common Stock of the Company, par value $.10 per share.

(e) **"Company"** means Automatic Data Processing, Inc., a Delaware corporation.

(f) **"Compensation"** means the base salary (determined on such date as may be established by the Administration Committee) received by an Employee from the Company or a Designated Subsidiary; <u>provided</u>, <u>however</u>, that for sales Employees "Compensation" may be established using the Company's "sales benefits earnings calculation" in effect from time to time, or such other method as may be determined by the Administration Committee.

(g) **"Continuous Status as an Employee"** means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave, military leave, or other bona fide leave of absence which is required by law to be considered uninterrupted service or which is otherwise approved by the Administration Committee if the period of such leave does not exceed 90 days, or if longer, so long as the individual's right to reemployment as an Employee is guaranteed either by contract or statute; or (ii) transfers between locations of the Company or between and among the Company and its Designated Subsidiaries. For purposes of clarification, the disposition of a Designated Subsidiary shall constitute a termination of the Continuous Status as an Employee of any Employee employed by such Designated Subsidiary.

(h) **"Contributions"** means all amounts credited to the account of a Participant pursuant to the Plan.

(i) **"Corporate Transaction"** means a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation, or any other transaction or series of related transactions in which the Company's stockholders immediately prior thereto own less than 50% of the voting stock of the Company (or its successor or parent) immediately thereafter.

(j) **"Designated Broker"** shall mean Fidelity, or such other institution selected by the Administration Committee.

(k) **"Designated Subsidiaries"** means all Subsidiaries organized under the laws of any state of the United States of America, except with respect to any of such Subsidiaries which the Board or the Administration Committee has determined is not eligible to participate in the Plan; provided, however, that Subsidiaries employing as a service for clients any worksite, leased, or similar type employees under a professional employer, employee leasing, or similar type of employment relationship shall not be Designated Subsidiaries.

(l) **"Employee"** means any person who is an employee of the Company or one of its Designated Subsidiaries for tax purposes and who is customarily employed thereby for at least twenty hours per week.

(m) **"Exchange Act"** means the United States Securities Exchange Act of 1934, as amended.

(n) **"Fair Market Value"** means, for any date, the closing sales price of a Share on the primary exchange on which the Common Stock is traded on such date or, in the event that the Common Stock is not traded on such date, then the immediately preceding trading date.

(o) **"Maximum Number of Shares"** means an amount of Shares equal to the quotient of (x) $12,500 divided by (y) the Fair Market Value of a Share on the first day of the applicable Offering Period.

(p) **"New Purchase Date"** shall have the meaning ascribed to it in Section 16(b).

(q) **"Offering Date"** means the first day of each Offering Period, as determined in accordance with Section 3.

(r) **"Offering Period"** means the period described in Section 3.

(s) **"Plan"** means this Automatic Data Processing, Inc. Amended and Restated Employees' Savings–Stock Purchase Plan.

(t) **"Participant"** means an eligible Employee who has elected to participate in the Plan in accordance with Section 5.

(u) **"Purchase Date"** means the last day of each Offering Period.

(v) **"Purchase Price"** means an amount equal to 95% of the Fair Market Value of a Share on the Purchase Date for an Offering Period.

(w) **"Reserves"** shall have the meaning ascribed to it in Section 16(a).

(x) **"Rule 16b-3"** means Rule 16b-3 adopted under Section 16 of the Exchange Act.

(y) **"Share"** means a share of Common Stock, as adjusted in accordance with Section 16.

(z) **"Subsidiary"** means a corporation which is a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

3. <u>Offering Periods.</u> The Plan shall be implemented by a series of consecutive Offering Periods commencing on July 2 and January 2 of each calendar year and ending on the following January 1 and July 1, respectively; provided, however, that the Administration Committee may determine that any Offering Period shall commence on a different date and/or be of a different duration.

4. <u>Eligibility.</u> Subject to the requirements of Section 5 and the limitations imposed by Section 423(b) of the Code (and unless different dates are established by the Administration Committee in respect of any Offering Period), a person shall be eligible to participate in an Offering Period if such person is (i) with respect to Offering Periods that commence on July 2, an Employee of the Company or a Designated Subsidiary from the immediately preceding May 25th (or, if such date is not a business day, the next following business day) through and including the Offering Date for such Offering Period and (ii) with respect to Offering Periods that commence on January 2, an Employee of the Company or a Designated Subsidiary from the immediately preceding November 25th (or, if such date is not a business day, the next following business day) through and including the Offering Date for such Offering Period.

5. Participation.

(a) An eligible Employee may become a Participant in respect of an Offering Period by electing to participate in the manner approved by the Administration Committee. An Employee that elects to participate in an Offering Period shall do so prior to the tenth day preceding the first day of the applicable Offering Period (or, if such date is not a business day, the next following business day), unless a different time for electing to participate is set by the Administration Committee.

(b) A Participant's election shall indicate either a fixed dollar amount or a non-fractional percentage of such Participant's Compensation, in either case, as may be determined by the Administration Committee, to be contributed during the applicable Offering Period; provided, however, that (i) a Participant's election shall be subject to the limitations of Section 7(b), and (ii) a Participant shall not be entitled to elect more than 5% of such Participant's Compensation.

6. Method of Payment of Contributions.

(a) Payroll deductions shall be made from a Participant's Compensation during an Offering Period in an aggregate amount equal to the Participant's contribution election for such Offering Period. All payroll deductions made by a Participant shall be credited to his or her account under the Plan. Participant may not make a prepayment or any additional payments into such account. Payroll deductions in respect of any Offering Period shall commence on the first full payroll following the first day of the associated Offering Period and shall end on the last payroll paid on or prior to the Purchase Date of such Offering Period, unless sooner terminated by the Participant as provided in Section 10.

(b) A Participant may elect at any time during an Offering Period (but with prospective effect only) to reduce (but not increase) the payroll deduction percentage he or she has elected in respect of such Offering Period in accordance with such procedures as may be established by the Administration Committee.

(c) Participants on an authorized leave of absence during an Offering Period may continue to participate in such Offering Period; provided, however, that a Participant on an authorized leave of absence will have contributions suspended during such leave of absence and, absent any other instruction from such Participant, such contributions will resume upon the next payroll following such Participant's return from such leave of absence.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 7(b) herein, a Participant's payroll deductions may be decreased by the Company to zero during any Offering Period.

7. Grant of Option.

(a) On each Offering Date, each Participant shall be deemed to have been granted an option to purchase as many Shares (rounded down to the nearest whole Share or fractional Share as determined by the Board or the Administrative Committee) as may be purchased with his or her Contributions during the related Offering Period at the Purchase Price; provided, however, that such option shall be subject to the limitations set forth in Section 7(b) below, Section 11, and may be reduced pursuant to Section 6, in each case, if applicable.

(b) Notwithstanding any contrary provisions of the Plan, each option to purchase Shares under the Plan shall be limited as necessary to prevent any Employee from (i) immediately after the grant, owning capital stock of the Company and holding outstanding options to purchase capital stock of the Company possessing, in the aggregate, more than five percent of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, including for this purpose any stock attributed to such Employee pursuant to Section 424(d) of the Code, (ii) acquiring rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Code or any other similar arrangements maintained by the Company or any of its Subsidiaries) of the Company and its Subsidiaries which accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding and exercisable at any time or (iii) purchasing, in respect of any Offering Period, more than the Maximum Number of Shares.

8. Exercise of Option; Interest.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of Shares will be exercised automatically on each Purchase Date, and the number of Shares subject to the option will be purchased at the applicable Purchase Price with the accumulated Contributions in his or her account. The Board or the Administration Committee may in its discretion permit the issuance of fractional Shares. Interest on Contributions (as calculated in accordance with Section 8(c)) and any amounts accumulated in a Participant's account that are not used to purchase Shares (if any) shall be refunded to the Participant in cash. Notwithstanding Section 9 below, the Shares purchased upon exercise of an option hereunder shall be deemed to be transferred to the Participant as of the Purchase Date. During his or her lifetime, a Participant's option to purchase Shares hereunder is exercisable only by him or her.

(b) At the time an option granted under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued to a Participant under the Plan is disposed of, the Participant must make adequate provisions for any applicable federal, state or other tax withholding obligations, if any, which arise upon the Purchase Date or the disposition of the Common Stock. At any time, the Company or a Designated Subsidiary may, but will not be obligated to, withhold from the Participant's compensation the amount necessary to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or disposition of Common Stock by the Participant earlier than as described in Section 423(a)(1) of the Code.

(c) Each Participant's account shall be credited daily with interest at an annual rate determined by the Administration Committee and such interest shall be compounded daily.

9. Delivery. As promptly as practicable after each Purchase Date, the number of Shares purchased by each Participant upon exercise of his or her option shall be deposited into an account established in the Participant's name with the Designated Broker. The Administration Committee may determine that, for eighteen months following each Purchase Date, no Share purchased on such Purchase Date may be transferred out of such Participant's account with the Designated Broker other than in connection with the "disposition," as such term is used in Section 423(a)(1) of the Code, of such Share.

10. Voluntary Withdrawal; Termination of Employment.

(a) A Participant may withdraw all but not less than all the Contributions credited to his or her account under the Plan at any time prior to each Purchase Date by giving written notice to the Company in the manner directed by the Company. All of the Participant's Contributions, plus any interest, credited to his or her account with respect to an Offering Period will be paid to him or her as soon as administratively practicable after receipt of his or her notice of withdrawal, his or her option for the current Offering Period will be automatically terminated, and no further Contributions for the purchase of Shares may be made by the Participant with respect to such Offering Period. A Participant's withdrawal from the Plan during an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding Offering Period or in any similar plan that may hereafter be adopted by the Company.

(b) Upon termination of the Participant's Continuous Status as an Employee prior to a Purchase Date for any reason, including retirement or death, the Contributions, plus any interest, credited to his or her account will be returned to him or her and his or her option will be automatically terminated; provided, however, that in the event of the death of a Participant, the Company shall deliver the Contributions, plus any interest, to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such amounts to the spouse or to any one or more dependents or relatives of the Participant.

11. Shares.

(a) Subject to adjustment as provided in Section 16, the maximum number of Shares which shall be made available for sale under the Plan shall be 5,284,914. If the Administration Committee determines at any time that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed the number of Shares that are available for sale under the Plan on such Purchase Date, the Board or the Administration Committee may in its discretion provide (x) that the Company shall make a pro rata allocation of the Shares available for purchase on such

Purchase Date, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and continue all Offering Periods then in effect, or (y) that the Company shall make a pro rata allocation of the Shares available for purchase on such Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and terminate any or all Offering Periods then in effect pursuant to Section 17 below.

(b) The Participant shall have no interest or voting right in Shares covered by his or her option until such option has been exercised.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

12. Administration.

(a) Subject to the express provisions of the Plan, the Administration Committee shall supervise and administer the Plan and shall have full power to adopt, amend and rescind any rules deemed desirable and appropriate for the administration of the Plan and not inconsistent with the Plan, to construe and interpret the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The authority of the Administration Committee includes, without limitation, the authority to (i) determine procedures for setting or changing payroll deduction percentages, and obtaining necessary tax withholdings, and (ii) adopt amendments to the Plan in accordance with Section 17. The determinations of the Administration Committee shall be final, binding, and conclusive.

(b) The Board and the Administration Committee may delegate any or all of their authority and obligations under this Plan to such committee or committees (including without limitation, a committee of the Board) or officer(s) of the Company as they may designate. Notwithstanding any such delegation of authority, the Board may itself take any action under the Plan in its discretion at any time, and any reference in this Plan document to the rights and obligations of the Administration Committee shall be construed to apply equally to the Board. Any references to the Board mean only the Board.

13. Transferability. Neither amounts accumulated in a Participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 10) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

14. Use of Funds. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions.

15. Reports. Statements of account will be made available to Participants by the Company or the Designated Broker in the form and manner designated by the Administration Committee.

16. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Adjustment. Subject to any required action by the stockholders of the Company, (i) the number of Shares covered by each option under the Plan that has not yet been exercised, (ii) the number of Shares that have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the "**Reserves**"), and (iii) the number of Shares set forth in Section 11 above, shall, if applicable, be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, subdivision, combination or reclassification of the Common Stock (including any such change in the number of shares of Common Stock effected in connection with a change in domicile of the Company), or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company, or any increase or decrease in the value of a Share resulting from a spin-off or split-up; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administration Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b) <u>Corporate Transactions.</u> In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the "**New Purchase Date**"), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the Corporate Transaction and the Board shall notify each Participant in writing, at least ten days prior to the New Purchase Date, that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 10. For purposes of this Section 16, an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of Shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of shares of Common Stock covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 16); <u>provided</u>, <u>however</u>, that if the consideration received in the transaction is not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its parent equal in Fair Market Value to the per Share consideration received by holders of Common Stock in the transaction.

(c) <u>Sales of Designated Subsidiaries and Business Units.</u> In the event the Company consummates the sale or transfer of a Designated Subsidiary, business unit or division to an unaffiliated person or entity, or the spin-off of a Designated Subsidiary, business unit or division to shareholders during an Offering Period, the Contributions, plus any interest thereon (if any), credited to the account of each Participant employed by such Designated Subsidiary, business unit or division, as applicable, as of the time of such sale, transfer or spin-off with respect the offering to which such Offering Period relates, will be returned to the Participant and the Participant's option will be automatically terminated.

(d) <u>Other Adjustments.</u> The Administration Committee may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per Share covered by each outstanding option, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, and in the event of the Company's being consolidated with or merged into any other corporation.

17. <u>Amendment or Termination.</u>

(a) The Board may at any time and for any reason terminate the Plan. Except as provided in Section 16, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board's setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting principles applicable to the Plan. Either the Board or the Administration Committee may amend the Plan, <u>provided</u>, <u>however</u>, that the Administration Committee may amend the Plan only to the extent required to comply with applicable law. Except as provided in Section 16 and in this Section 17, no amendment to the Plan shall make any change in any option previously granted that adversely affects the rights of any Participant. In addition, to the extent necessary to comply with Rule 16b-3 or Section 423 of the Code (or any successor rule or provision or any applicable law or regulation), the Company shall obtain stockholder approval in such a manner and to such a degree as so required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Board or the Administration Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Board or the Administration Committee determines in its sole discretion advisable that are consistent with the Plan.

18. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

19. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable state securities laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

20. Term of Plan; Effective Date. The Plan was originally adopted by the Board on May 2, 1968, and approved by the Company's stockholders on October 31, 1968, and has been amended and approved by stockholders from time to time since then. The Plan, as amended and restated herein, shall be effective upon the approval by the Company's stockholders at the 2022 Annual Meeting of Stockholders and shall continue in force and effect until terminated under Section 17.

21. Additional Restrictions of Rule 16b-3. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.